UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 1-10119

PCCW Limited
(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 23, 2007

Name: Philana Poon
Title: Group General Counsel and
Company Secretary


PCCW®


Annual Report 2006 (Stock Code: 0008)

CORPORATE PROFILE

PCCW Limited (PCCW or the Company) is the largest and most comprehensive communications provider in Hong Kong and one of Asia's leading players in Information and Communications Technologies (ICT).

Hong Kong's image as a center of technology excellence continues to be enhanced by PCCW's award-winning innovation, especially in fixed-line and mobile services, broadband Internet access, large-scale IT solutions and IP-based business and pay-TV services.

Internationally, PCCW enables organizations to bring their business to Asia, run operations across the region and take Asian business to the rest of the world. The Company also provides cutting-edge technical services to a growing number of network operators.

Employing a total of approximately 14,500 staff, PCCW has a presence in Europe, the Middle East, Africa, the Americas and mainland China, as well as Hong Kong and other parts of Asia.

PCCW's shares are listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008) and in the form of American Depositary Receipts (ADRs) on the New York Stock Exchange, Inc. (NYSE: PCW).

MILESTONES AND AWARDS 2006

JANUARY

Under the campaign banner "PCCW wants you!", the Company launches a ground-breaking "3G Trial" to provide an enhanced mobile communications experience and help fine tune our 3G service before commercial launch.

now TV announces a three-year contract providing exclusive Hong Kong rights to broadcast live UEFA Champions League matches via ESPN and STAR Sports channels beginning September 2006.

Our IT flagship PCCW Solutions wins a 10-year contract to design, build and maintain the Electronic Passport System (e-PASS) for the Immigration Department of the Government of the Hong Kong Special Administrative Region (Hong Kong Government).

For the third consecutive year, top marks for popularity in a survey by the *Guangzhou Daily* newspaper results in the Hong Kong Merchant of Integrity title being awarded to PCCW shops, which are also voted winner of the scheme's My Favorite Top Ten Brands of Hong Kong Award.

FEBRUARY

PCCW and Galaxy Satellite Broadcasting Limited announce an agreement for Galaxy's SUPERSUN service to be carried on the PCCW platform, providing viewers wider choice.

PCCW Solutions wins an eight-year contract for the design, build, installation and maintenance of a Government Financial Management Information System for the Treasury of the Hong Kong Government.

MARCH

PCCW's 24-hour now Business News Channel launches to deliver up-to-the-minute local and international financial news in Cantonese from top journalists and expert analysts. now TV also adds a suite of HBO channels on an exclusive Hong Kong broadcast basis, plus the Discovery Channel.



PCCW celebrates launch of the 24-hour now Business News Channel.

Financial results for the 12 months ended December 31, 2005 show profit attributable to shareholders increased 2.5% to HK$1,595 million from HK$1,556 million. Revenue (excluding Bel-Air) rose 1% to HK$17,678 million. Consolidated revenue fell 2% to HK$22,499 million from HK$23,002 million. Net debt was reduced by 26% to HK$19,486 million at end-December 2005 from HK$26,274 million a year earlier. The Board recommends a final dividend of 12 HK cents per share.

CASCADE is awarded Customer Service Quality Standard Certification with a Top Performance rating – CSQS Level III Strategic Business Unit – from the Asia Pacific Customer Service Consortium.

The Hong Kong Council of Social Service awards PCCW the Caring Company logo for the fourth consecutive year in recognition of our contribution to the community.

APRIL

CASCADE announces installation of an end-to-end IPTV system – based on the CASCADE-developed QualiTVision solution – for Thailand's True Digital Entertainment Company Limited, a subsidiary of True Corporation Plc.

PCCW announces launch of the MOOV online music library service offering Cantonese and international songs and music videos, thanks to agreements with 90% of local record companies.

PCCW wins the Best Broadband Carrier title at the Telecom Asia Awards 2006.


moov
moov.now.com.hk

The unveiling of our MOOV online music library service, offering 60,000 Cantonese and international songs and music videos.

MAY

CASCADE receives the InfoVision Award 2006 in the content, entertainment, applications and services category at the International Engineering Consortium's Broadband World Forum Asia 2006 event, in recognition of CASCADE's broadband innovation and QualiTVision IPTV solution.

PCCW mobile announces the world's first provision of real-time TV on a 3G mobile handset using Cell Multimedia Broadcast technology.

Television sports providers agree to supply PCCW mobile with content, including sports news from Mobile ESPN. PCCW mobile also announces that it will carry 2006/07 Barclays English Premier League action in partnership with SportEV, a mobile and broadband sports content provider, and will exclusively broadcast England FA Cup content for the 2006/07 and 2007/08 seasons, plus 2006-07 UEFA Champions League action.

PCCW mobile and Research In Motion announce introduction of BlackBerry® services in Hong Kong to enable mobile access to email, phone, text messaging, Internet, organizer and corporate data applications.

PCCW Global and China Telecom Group announce the first International Ethernet Private Line service to provide high-bandwidth connectivity between Hong Kong and mainland China.

Yellow Pages scoops two awards for outstanding print performance from the Printing Industries of America's Web Offset Association Print Awards.

JUNE

PCCW is named Asia Pacific's Best Next Generation Network Service Provider in Frost & Sullivan's 2006 Asia Pacific ICT Awards.

SUNDAY is named Mobile Operator of the Year (Hong Kong) at the Asian MobileNews Awards, organized by *Asian MobileNews* magazine.

PCCW Solutions wins a 10-year technical services contract from the Hong Kong Government to ensure the smooth running of Hong Kong's Global Maritime Distress and Safety and Vessel Traffic Service Systems.

For the third consecutive year, PCCW's Contact Center Business unit is ranked among the top-50 teleservices agencies in the world by the US-based *Customer Inter@ction Solutions* magazine.

China's *21st Century Business Herald* newspaper presents PCCW Solutions with an Innovative Enterprise Award, at the fourth China International Software and Information Service Fair in Dalian, for making a major contribution to China's ICT market.

Five Commercial Sales professionals win Hong Kong Management Association Distinguished Salesperson Awards for the eighth consecutive year.

PCCW Solutions receives the IT Hosting and Outsourcing Award from *Computerworld Hong Kong Magazine.*

JULY

Our Contact Center Business unit receives the Best China Customer Service Center Award 2005-2006 from the Guangdong Information Industry Association Customer Service Committee.

PCCW tops the telecoms category of the EFFIE Awards 2006 in Hong Kong in recognition of a brand-quality campaign that helped turn fixed-line net loss into net gain and generate unprecedented brand preference.

The HBO Signature PLUS 1 channel carrying unedited US programming joins the NOW TV lineup on an exclusive Hong Kong broadcast basis.

AUGUST

National Geographic Channel's 24-hour wildlife channel, National Geographic Wild, and A1 and AXN, become available on NOW TV.

SEPTEMBER

PCCW's Next Generation Metro IP Network solution wins an Outstanding Innovation award at the Asia Pacific Service Provider of the Year 2006 event from the Metro Ethernet Forum, a global industry alliance comprising major telecoms players and manufacturers.

PCCW mobile announces the launch of "NOW on mobile", an array of NOW TV content made available to PCCW mobile customers 24 hours a day.

Financial results for the first half of 2006 show consolidated revenue up 21% at HK$14,124 million, with consolidated EBITDA up 13% at HK$3,652 million and basic earnings per share of 11.83 HK cents. The Board recommends an interim dividend of 6.5 HK cents per share.

PCCW-HKT Telephone Limited wins two 10-year contracts from the Hong Kong Government's Civil Aviation Department and Marine Department for PCCW Solutions to support air traffic control systems and navigation operations plus three hilltop radio stations used as telecoms hubs for air traffic control and port services.

CASCADE wins a contract to implement a nationwide email system for the Vietnam Datacommunication Company, the Internet Service Provider (ISP) arm of the Vietnam Post and Telecommunication Corporation.

Exclusive live coverage of UEFA Champions League 2006-07 matches begins on NOW TV. The action is also available on demand from NOW Select and live via the Internet (now.com.hk).

The Hong Kong Government's Transport Department awards PCCW Solutions a contract to build a Transport Information System to centralize transport and traffic data.

OCTOBER

Our strategic alliance partner China Network Communications Group Corporation (China Netcom) awards PCCW Global the Hong Kong-US 30G Trans-Pacific Bandwidth Contract to facilitate China Netcom's Internet gateway expansion project.

PCCW mobile unveils PCCW EasyWatch Service, enabling subscribers to keep watch over home or business premises via video and audio links between a fully remote-controllable Mobile CAM and a 3G mobile phone.



More PCCW mobile innovation – EasyWatch.

NOVEMBER

PCCW announces exclusive Hong Kong rights to broadcast live English Premier League matches for three seasons beginning 2007/08. Final agreement is expected to cover up to 380 matches on NOW TV, "NOW on mobile" via PCCW mobile's 3G service and NETVIGATOR'S now.com.hk portal.

Our Consumer Group division and Contact Center Business unit win 12 awards at the Hong Kong Call Centre Awards 2006 event staged by the Hong Kong Call Centre Association.

PCCW Solutions wins a 10-year contract for the design, build, installation, and maintenance of a Taxpayer Portal System for the Inland Revenue Department of the Hong Kong Government.

PCCW is named Best National/Regional Operator in the World Communication Awards 2006, organized by the Total Telecom media group.

For the third consecutive year, CASCADE receives a Best Practice Award in Technology Deployment from the Best Practice Management Group.

Our PCCW shops retail chain wins the Service Retailer of the Year (2006) title in the electronic & electrical appliances category of the Hong Kong Retail Management Association's Mystery Shoppers Programme.

Our "NOW on mobile" service wins the Wireless Technology (Mobile Infotainment) Silver Award in the Hong Kong ICT Awards 2006, organized by the Information Technology Industry Development Division of the Hong Kong Productivity Council.

DECEMBER

PCCW and Hong Kong International Airport launch free Wi-Fi Internet access throughout the entire passenger terminal building, creating the largest indoor wireless broadband coverage of all the world's major international airports.

PCCW mobile is named official mobile service provider for ITU TELECOM WORLD 2006 in Hong Kong. PCCW also provides free Wi-Fi Internet access at the event and sponsors the ITU Youth Forum.

PCCW's 2006 voluntary community service efforts are rewarded with second runner-up honors in the Highest Service Hour Award (Private Organization) Scheme run by the Promotion of Volunteer Service Steering Committee of the Hong Kong Government's Social Welfare Department.

PCCW showcases Hong Kong's first mobile ticketing service using 2D bar code technology via MMS at ITU TELECOM WORLD 2006.

PCCW mobile announces launch of Smart Email for BlackBerry, a first-in-market service package featuring add-on applications that include Japanese and Korean character input solutions.

NOW TV wins exclusive Hong Kong TV, video-on-demand, Internet simulcast and mobile video rights to broadcast UEFA Euro 2008™ soccer action in June 2008.

PCCW mobile announces launch of "MOOV on mobile", making MOOV's 60,000 songs and music videos exclusively available to PCCW mobile customers via streaming technology.

PCCW Solutions is accredited with ISO 20000 certification, the first international standard for IT service management.

Our Contact Center Business unit wins two gold awards in the Contact Center Service and Internal Support Service categories of the HKACE Customer Service Excellence Awards 2006, organized by the Hong Kong Association for Customer Service Excellence.



PCCW played a central role in ITU TELECOM WORLD 2006.

KEY FIGURES

FINANCIAL HIGHLIGHTS

For the year ended December 31, 2006
In HK$ million (except for per share data)

	2006	2005
Turnover	**25,637**	22,499
Cost of sales	**(12,686)**	(10,467)
General and administrative expenses	**(9,191)**	(8,052)
Other gains, net	**42**	626
Losses on property, plant and equipment	**(11)**	(52)
Finance costs, net	**(1,276)**	(1,701)
Share of results of jointly controlled companies and associates	**37**	121
Impairment losses on interests in jointly controlled companies and associates	**-**	(4)
Profit before taxation	**2,552**	2,970
Income tax	**(920)**	(1,103)
Profit for the year	**1,632**	1,867
Attributable to:		
Equity holders of the Company	**1,252**	1,595
Minority interests	**380**	272
Earnings per share (in HK cents)		
Basic	**18.59**	24.97
Diluted	**18.54**	24.92
Dividends per share (in HK cents)		
Interim dividend	**6.50**	6.50
Final dividend proposed after the balance sheet date	**12.00**	12.00
EBITDA[2]	**6,827**	6,650

OPERATION HIGHLIGHTS

	As at Dec 31, 2006	As at Dec 31, 2005	Better/ (Worse) y-o-y
Fixed line market share[4]			
Business lines	**69%**	69%	0%
Residential lines	**66%**	66%	0%
Exchange lines in service ('000)	**2,587**	2,564	1%
Business lines ('000)	**1,180**	1,164	1%
Residential lines ('000)	**1,407**	1,400	1%
Traditional data (Exit Gbps)	**485**	294	65%
International Private Leased Circuit ("IPLC") bandwidth (Exit Mbps)	**22,994**	10,175	126%
Total broadband access lines ('000)	**1,117**	953	17%
Mobile subscribers ('000)	**921**	738	25%
now TV installed ('000)	**758**	549	38%

Notes: Please refer to page 46 for the definitions

STATEMENT FROM THE CHAIRMAN



Dear Fellow Shareholders,
The results for 2006 demonstrate that we are continuing to deliver on our strategy to create value by leveraging existing assets and investing in new growth opportunities. We have begun to turn our core business round, while integrating our new mobile service and continuing to expand our innovative TV & Content offerings.

We have achieved a solid financial and operating performance in the face of intense competition and our market-leading service standards and innovative technologies have clearly distinguished us from domestic competitors.

We invested in completing our quadruple-play platform in 2006. In 2007, we will unlock the potential in this investment, as we deliver a growing variety of content and interactive services to our customers over fixed-line, broadband, mobile and TV platforms.

Our success in winning the exclusive live broadcast rights to English Premier League matches for the next three seasons beginning in August 2007 has further strengthened our position as Hong Kong's premier pay-TV operator.

In addition, further enhancements to our fixed-line service will ensure that we continue to be regarded as Hong Kong's premium and preferred telecommunications and broadband provider.

PCCW mobile has become the sole brand for marketing our mobile services, following our acquisition of all SUNDAY Group operating businesses and assets at the end of 2006. During the year, we launched a 3G service, improved our network and began offering innovative content on mobile including now TV and MOOV. The result is an improved mobile service that has been fully integrated with our other telecommunications and media offerings to appeal to a broader cross-section of our customer base. Our focus going forward is on increasing the number of subscribers, further improving our service quality and raising average revenue per user (ARPU).

Our Pacific Century Premium Developments property arm continues to perform well, benefiting from an improved local economy and the quality reputation of our premium brand, Bel-Air. We have begun planning new developments in Hong Kong and Beijing and continue to consider other opportunities.

Our alliance with China Netcom continues to develop. We are working together in broadband, IT, international connectivity and property redevelopment and look forward to similar opportunities in Yellow Pages and mobile. China Netcom has reiterated an interest in working with us in mobile communications, should the company obtain a 3G license.

In the UK, our wireless broadband business continues to develop steadily. Further expansion will be tempered by caution, as we wait for a global consensus on technology standards.

We made significant progress during 2006 – but with a healthy economy, I believe there is room for the management team to do better. I will continue to work closely with the Board and our management team to achieve our strategic objectives.



Richard Li
Chairman
March 28, 2007

STATEMENT FROM THE GROUP CHIEF FINANCIAL OFFICER (Group Managing Director designate)



'The results for 2006 reflect turnaround of the core business, plus significant investment in the development of new businesses, including TV and mobile, as part of our quadruple-play strategy'

2006 was a year of further transformation for PCCW, which has become a telecoms/media company, as we deliver a growing variety of services to customers over multiple platforms – fixed line, broadband, mobile and TV.

Our leadership in technology and innovation plays a key role in this transformation and keeps us ahead of the competition.

2006 RESULTS HIGHLIGHTS

Our annual results for the year ended December 31, 2006 reflect the Group's success in turning round our core business, good performance by the Group's property subsidiary and the growing impact of new businesses including mobile and TV.

Group revenue increased 14 percent to HK$25,637 million, due largely to the higher recognition of Bel-Air sales and a full year of mobile revenue. Group EBITDA also increased, rising 3 percent to HK$6,827 million.

We made the decision to invest in new businesses and technologies during 2006 to maintain our market leadership. This and the full-year impact of mobile resulted in heavier capital expenditure, which increased to HK$3,366 million from HK$2,441 million in 2005. Much of the benefit to the bottom line from these investments will come in later years.

Profit attributable to our shareholders was HK$1,252 million, down 22 percent, due primarily to sharply lower investment and other non-recurring gains. In the absence of such impact, attributable profit would have increased.

Basic earnings per share were 18.59 Hong Kong cents. I have great pleasure in informing you that the Board has recommended a final dividend of 12 Hong Kong cents per share.

2006 OPERATIONS

TV & Content – Revenue surged 71 percent to HK$739 million, as now TV maintained strong growth. The number of installations reached 758,000, keeping now TV on track to become Hong Kong's largest pay-TV operator.

In addition, now TV made further progress towards becoming Hong Kong's premier platform for sports programming. Exclusive live broadcast of UEFA Champions League matches began in September, with the announcement in November that PCCW had won the exclusive live broadcast rights to English Premier League (EPL) matches over three seasons beginning August 2007.

As part of TV & Content's quadruple-play strategy, six now TV channels became available on PCCW mobile beginning in June, and UEFA Champions League match coverage was provided simultaneously on now TV, now.com.hk and PCCW mobile.

In May, we launched MOOV, Hong Kong's largest online digital streaming music library, offering more than 60,000 songs and music videos.

Telecommunications Services (TSS) – The turnaround of the Group's core business continued as TSS revenue increased 2 percent. The total number of fixed lines rose 1 percent and average revenue per user (ARPU) showed clear signs of stabilizing.

NETVIGATOR maintained market leadership in broadband access as total broadband lines in service reached 1,117,000, up 17 percent. Demand was sustained at a high level by our high-quality value-added services such as now TV, now.com.hk and MOOV.

During 2007, we plan to launch a High Definition service on now TV, increase the number of PCCW Wi-Fi hotspots in Hong Kong to more than 3,000 and enrich our fixed-line offering with high-speed data and video services.

Cascade Limited (CASCADE) continued to build its external business and was awarded significant IPTV and network projects in southeast Asia and elsewhere.

The Group's contact center business achieved encouraging revenue growth, benefiting from outsourcing by multinational corporations. PCCW Global also experienced good revenue growth.

Mobile – The total number of PCCW mobile subscribers reached 921,000 at the end of 2006, up 25 percent. This strong subscriber growth was supported by the launch of 3G services, network improvements and innovative services.

Such applications introduced during the year included Hong Kong's first real-time mobile TV service; PCCW EasyWatch, Hong Kong's first mobile remote monitoring service; and MOOV on mobile. MobileTix, Hong Kong's first mobile ticketing service, was launched in early 2007.

PCCW Solutions – The Group's ICT solutions arm continued to expand its external business and revenue increased 5 percent. High-profile projects included the Hong Kong Government's Electronic Passport System (e-PASS) and the Government Financial Management Information System.

Pacific Century Premium Developments Limited (PCPD) – Revenue from PCPD increased 42 percent to HK$7,263 million in 2006, as the Bel-Air residential project continued to deliver good results.

CHINA NETCOM

The relationship with China Network Communications Group Corporation (China Netcom) continues to develop.

China Netcom Broadband Corporation Limited (CNCBB) – After obtaining approvals from the authorities in January 2007, PCCW completed acquisition of a 50 percent stake in CNCBB, which provides broadband access and value-added services to more than 250,000 customers in Hangzhou and Ningbo.

Information Technology Services Co-operation – PCCW Solutions and China Netcom (Hong Kong) Operations Limited have signed an agreement to co-operate in providing IT services. Planned areas of co-operation include data center services, IT outsourcing, managed IT operations, disaster recovery services and network and bandwidth provisioning in China connecting with Hong Kong and beyond.

International Connectivity – PCCW Global has secured a contract with China Netcom to provide a 30 Gigabyte connectivity solution between Hong Kong and the US.

Other Co-operation – PCCW and China Netcom continue to discuss co-operation in the directories business. The development plan for the Hujialou property development project is awaiting approval from the Beijing authorities, and a joint venture for the Dongsi project will be established once agreement is reached on the commercial terms. We and China Netcom continue to explore ways in which we could provide technical and marketing support to their deployment of IPTV in China, as well as opportunities to co-operate on developing an outsourced contact center business in Dalian.

BUSINESS OVERVIEW
Telecommunications Services (TSS)

ENRICHING OUR FIXED-LINE OFFERING


名人
廣播劇
消閒娛樂
Audio Info
Select
Back
flash
charging / in use
充電 / 使用中
missed call
new message
PCCW

LOCAL TELEPHONY

Yet more innovative services and functionality from PCCW continued to enrich Hong Hong's fixed-line experience in 2006, helping the Company to enjoy more net line gain and stability, and focus on increasing average revenue per user.

New initiatives launched to differentiate PCCW in the residential market included the EasyReach service to provide customers with express hotline access to "personal assistants" without having to go through the Interactive Voice Response Service (IVRS) process. For a modest monthly fee, EasyReach now expedites all customer issues relating to fixed-line and other services – such as International Direct Dial (IDD), NETVIGATOR and nOW TV – in the same account.

In addition, our New Generation Fixed Line services were enhanced by the latest audio-infotainment phone, which provides an array of exciting audio content at the press of a user-friendly, one-touch button. This innovative new strain of fixed-line service delivers enjoyment to the home in the form of Disney stories, quizzes, cooking tips and fortune telling, plus a range of other useful infotainment.

More innovation in the pipeline will enrich our fixed-line offering with high-speed data and video, giving rise to a revolutionary service combining communications with everyday-life applications, entertainment and information, plus an ability to perform transactions, all on one terminal – making full use of PCCW's quadruple-play capability.

In the commercial fixed-line market, a strong Hong Kong economy stimulated demand, with new and expanding businesses prompting growth of some 1,000 lines per month in 2006.

Large-scale contracts signed last year included an IP Telephony project to revolutionize communications for DBS Bank, a corporate private automatic branch exchange (PABX) project for CLP Power and installation of full telecoms infrastructure for a major new hotel.



PCCW Macau team members assemble after completing a major IT and telecoms infrastructure project for Wynn Resort Macau one month ahead of schedule.

The Company's Commercial Group scored a number of lucrative contract wins last year, especially in Macau's booming hospitality and gaming market, which resulted in some HK$200 million in new income generated by telecoms infrastructure projects via the business unit's PCCW Macau arm.

INTERNATIONAL TELECOMS SERVICES

Even though Hong Kong's IDD market remains fiercely competitive, PCCW achieved double-digit growth in international traffic in 2006, with overall price erosion at lower levels than in previous years.

In the consumer market, term plans offering a number of IDD minutes at a fixed price proved popular, and the Company was particularly successful in encouraging SUNDAY and PCCW mobile subscribers to adopt our 0060 IDD service for their international calling.

PCCW's Hello-branded prepaid international calling card proved extremely attractive to workers from overseas and led the local prepaid IDD-card market last year.

LOCAL DATA

Hong Kong's buoyant economy generated strong demand for data services, as the local business community deployed an increasing number of bandwidth-hungry applications to serve their growing commercial needs.

General growth led to more business premises requiring data connectivity, especially in the retail industry, which saw a rise in the number of new outlets opened by chains.

PCCW's Commercial Group also won business by supporting Hong Kong's 3G operators with fixed-carrier services, as more users adopted mobile data applications and placed heavier demand on operational bandwidth.

One of PCCW's most notable commercial projects occurred when the International Telecommunication Union (ITU) staged the ITU TELECOM WORLD 2006 event in Hong Kong, attracting 62,000 visitors from overseas. The eyes of the global telecoms industry were on PCCW as 600 exhibitors from all over the world presented formidable challenges in meeting their technical demands at the AsiaWorld-Expo complex, which we serve as ICT partner. Our full range of technologies was utilized to provide mobile communications, optical fiber, Internet access, mobile broadband and the Company's latest FiberNET offerings to provide a Hong Kong network service of unprecedented scale, flexibility, stability and throughput.

ITU TELECOM WORLD 2006 provided a particularly significant international showcase for PCCW, as this was the first time the ITU had staged such an undertaking outside of Switzerland since the event was first organized in 1971. The result was that PCCW was voted Best Service Partner by the venue and event organizers.

The Commercial Group was also recognized at the Asia Pacific Service Provider of the Year 2006 event when our Next Generation Metro IP Network solution received an Outstanding Innovation award from the Metro Ethernet Forum, a global industry alliance comprising major telecoms players and manufacturers. More honors came in the form of the Best Telecom Managed Service Provider title from the Computerworld Hong Kong Awards and the Best Infrastructure and Traffic Management title from the Sing Tao IT Square Editor's Choice recognition scheme.

BROADBAND

The NETVIGATOR brand grew in stature throughout 2006, as PCCW continued to increase numbers of broadband customers.

Our reputation for quality, stability and tip-top customer service, coupled with the increasing popularity of now TV, helped reduce rate of churn among Consumer Group customers last year to a record low.

In the commercial market, Business NETVIGATOR focused on the continued creation of practical value-added services, as well as differentiating the brand and value proposition among competitors.

Growth was driven by exploring the potential beyond simple Internet access and designing innovative broadband applications to boost business power and competitiveness for enterprises. PCCW also generates revenue by supplying capacity to other broadband providers on a wholesale basis.

The boldest move in the local broadband market came in early 2007 when PCCW began to transform Hong Kong into a "Wi-Fi city" by increasing the number of hotspots from 400 to more than 3,000 and extending coverage to MTR stations. High-speed Internet access without wires is now no more than a short walk away in the city and PCCW Wi-Fi users are able to get online at an affordable price with any of a growing number of Wi-Fi-enabled devices, such as laptops, PDAs, mobile phones and entertainment gadgets.

As well as rolling out hotspots throughout convenience store chains, shopping malls and other busy areas, PCCW is extending Wi-Fi coverage to nine universities and provides Internet access free of charge to Hong Kong's 120,000-strong population of university students, wherever they may be locally. Free access has also been granted to all Hong Kong Government service websites to promote the concept of eGovernment.

The "Wi-Fi city" plan followed a move in December last year when PCCW joined with Hong Kong International Airport to provide free Wi-Fi Internet access throughout the entire passenger terminal building. This created the largest indoor wireless broadband area among the world's major international airports.

NETVIGATOR also empowers **snaap!**, which was launched in early 2007 as the first service in Hong Kong to enable people to share and view photographs and video clips on a computer monitor via broadband, a TV screen through now TV's channel 508, a mobile handset or a new fixed-line terminal from PCCW. This unique experience enables customers to upload digital photos and video to a centralized library using a mobile phone or an online computer, and share their digital albums via the four delivery platforms.

Among accolades scooped by PCCW's broadband prowess last year was the Best Broadband Carrier title from *Telecom Asia* magazine, plus the Best Service Award – Internet Service Provider Category, for the eighth consecutive year, in *Next* magazine's Top Service Awards 2006. NETVIGATOR has won the Best of Broadband ISP Award in *PC Market* magazine's Best of IT Award for the last three years and the Yahoo! Emotive Brand Award in the Internet Services Category for the last two years, as well as the Quality Living Award in the HK-Broadband ISP Category of a scheme run by *East Week* magazine in 2006.

Honors for Business NETVIGATOR included the Best Internet Service title for the third consecutive year in the Sing Tao IT Square Editor's Choice recognition scheme, the Best Business Internet Service Provider title in the Computerworld Hong Kong Awards and a Corporate Broadband Service Provider accolade from PC3 magazine.

PCCW CONSUMER SALES AND CHANNELS

A major task last year was to coach PCCW's sales professionals to ensure customers enjoy optimum benefit from the Company's newfound ability to provide services and media content across four delivery platforms.

PCCW runs one of the largest and most innovative sales operations in Hong Kong, via channels that include retail outlets, 24-hour call centers, a direct sales team and partnership arrangements.

The number of PCCW shops in Hong Kong rose from 17 to 25 in 2006 and is expected to increase by another 18 in 2007 as SUNDAY outlets join the chain (see page 21).

Providing an interactive shopping experience and practical demonstrations of the Company's quadruple-play capability, these attractive retail outlets offer total connectivity plus a full range of digital products and a greatly expanded mobile communications service to support the PCCW mobile brand.

As part of a move to transform Hong Kong into a "Wi-Fi city", PCCW is rolling out hotspots throughout MTR stations, convenience store chains, shopping malls, universities and other busy areas.



CONNECTING THE BUSINESS COMMUNITY AROUND THE WORLD

For the third consecutive year, top marks for popularity in a survey by the 1.5 million-circulation *Guangzhou Daily* newspaper resulted in the Hong Kong Merchant of Integrity title being awarded to PCCW shops. Our retail chain was also voted winner of the scheme's My Favorite Top Ten Brands of Hong Kong Award.

PCCW shops won the Service Retailer of the Year (2006) title in the electronic & electrical appliances category of the Hong Kong Retail Management Association's Mystery Shoppers Programme, while a 24-hour call center achieved a gold-standard Customer Service Excellence Award (Individual) from the Hong Kong Association for Customer Service Excellence.

PCCW's products and services are also taken to consumers by Hong Kong's largest mobile team of direct sales professionals, while more than 1,000 business agents act as retail outlets for PCCW phonecards, network services, computer hardware and accessories.

The increasingly popular *i.shop* lifestyle magazine continues to generate significant revenues by promoting a wide variety of ICT products and services available from PCCW's integrated sales channels.

TECHNOLOGY ROADMAP

Year 2006 saw steady progress in PCCW's evolution from access provider – as a traditional telecoms operator – to new breed of ICT/media-delivery player carrying content, applications and transactions, as well as voice.

Part of that evolution is PCCW's transition to an all-IP network – or Next Generation Network (NGN) – that will create a "superhighway" to carry all traffic, whether voice, Internet, video, multimedia or applications (see page 17).

Running until 2014, the NGN project has been planned so that annual capital expenditure and eventual cost will be proportionate to the levels of investment traditionally required over time to keep legacy networks up to speed with demand. Based on a "just-in-time" planning model so that existing equipment is replaced at the end of its useful lifespan, the transition will begin switching exchanges to the NGN in 2007.

Higher-speed bandwidth rollout to customers – beyond existing 8 Mbit/s rising to 25 Mbit/s services – continued in 2006, as PCCW introduced optical fiber to more Hong Kong buildings. This enables ADSL2+ (up to 25 Mbit/s) and Very High Speed DSL (VDSL – up to 50 Mbit/s) services to support provision of multiple pay-TV set-top boxes in the home or commercial premises, as well as the 2007 launch of a high definition TV (HDTV) service, following trials among PCCW staff and some customers. In fact, about one-third of all English Premier League football coverage for the next three seasons will be made available to now TV in HDTV format.

As VDSL upload and download speeds are the same – unlike conventional broadband, which provides high speed for downloading but low for uploading – the service will also meet a demand from users who generate and dispatch content online.


Stockholm
London
Amsterdam
Blaavand
Frankfurt
Paris
Milan
New Delhi
Mumbai
Seoul
Tokyo
Hong Kong
Taipei
Bangkok
Kuala Lumpur
Singapore
Jakarta
Manila
Perth
Sydney
Auckland
Seattle
Palo Alto
Sacramento
San Jose
Los Angeles
Denver
Kansas
Minneapolis
Chicago
Detroit
Boston
Newark
New York
Philadelphia
Baltimore
Washington DC
Vienna
Ashburn
Atlanta
Dallas
San Antonio
Houston
Miami
Tampa
Legend:

Potential is also being explored in the provision of home networks that can be used for a multitude of applications such as security surveillance, building-management systems and digital libraries for storing and sharing home videos and photographs.

PCCW GLOBAL

A little over a year after launch, PCCW Global has been able to report encouraging growth in operations that serve enterprise and wholesale markets, as well as successful rationalization in pursuit of greater profitability.

Created by the merging of the international section of PCCW's Commercial Group and BtN Access in 2005, PCCW Global enables organizations to bring their business to Asia, run operations across Greater China and other parts of the region and take Asian business to the rest of the world.

The unit serves multinational corporations and large enterprises, as well as carriers, with a portfolio of integrated global communications solutions from a presence in the Americas, Europe, the Middle East, Africa and Asia.

Notable achievements included a three-year contract to supply an Internet search engine giant with bandwidth, and extending global reach by clinching highly cost-effective network-to-network interface agreements with established carriers. The unit's success using this strategy in parts of South America and the Middle East were highlighted in the independent Yankee Group DecisionNote Company Analysis series in August 2006 under the headline "PCCW Global steps onto the global stage".

PCCW Global and China Telecom Group announced a milestone agreement in May last year when they launched the first International Ethernet Private Line service providing high-bandwidth connectivity between Hong Kong and mainland China. The move was welcomed by Chinese enterprises expanding across the region, as well as multinational corporations moving into mainland China.

The unit also generated revenue by assisting enterprises to migrate from legacy networks to IP-based NGN technology, while the volume of traffic carried on PCCW Global's own worldwide IP network doubled in 2006.

Designed to evaluate operators serving multinational corporations with pan-regional networks in Asia Pacific, the Gartner Magic Quadrant 2006 report assessed PCCW Global for the second consecutive year as having the "highest ability to execute" among other players in the same category. In addition, PCCW Global's IP network (identified as AS3491) was ranked in the world's top 10 by the Netconfigs network management resource in late 2006.

More industry recognition came in the form of the coveted Best National/Regional Operator title from the prestigious World Communication Awards. Organized by the Total Telecom media group, the awards scheme also ranked PCCW Global as a finalist in the Best Managed Services category.

Year 2006 saw significant expansion of PCCW Global operations in South America and Africa, where the unit's VSAT (Very Small Aperture Terminal) satellite solution proved attractive to carriers in remote areas not served by terrestrial infrastructure. PCCW Global's relatively new satellite-based Cellular Backhaul Service is also proving popular among Africa's mobile phone operators.

A new global account management structure was put into place last year to facilitate the unit's developing relationships around the world, while the customer advocacy function serves to differentiate PCCW Global from competitors by surpassing traditional approaches to customer service.

CONTACT CENTERS

Outsourcing operations run by our Contact Center Business (CCB) unit to provide contact center facilities for major organizations across Greater China grew more than 60% in 2006 against industry forecasts for the year of 18.3% in Asia Pacific and 5.7% globally.

While the number of agents serving client organizations increased from 1,196 in 2005 to 1,936 last year, CCB sought to control costs by keeping the numbers of agents serving PCCW's own contact center needs at 2005 levels.

Last year, CCB was ranked as Greater China's premier industry player in terms of scale, quality and customer feedback by international Customer Relationship Management (CRM) evaluation organization, GCCRM Associates.

The business unit's growth strategy is to provide industry-leading consultancy in a proactive manner to enhance operational performance for customers and build positive client relationships to help establish PCCW as the ideal choice of multi-service business partner.

A significant milestone in 2006 was the unit's first Business Process Outsourcing (BPO) contract, which opened up a new opportunity outside the traditional contact center market.

A leading international financial institution's entire mainland China and Hong Kong credit card back-office operation is now handled by CCB, which has taken on responsibility for processes such as credit assessment, compliance and training. This BPO project is regarded as the start of a whole new revenue stream for CCB, as the unit plans to capitalize on forecasts that BPO will become a high-growth business in mainland China over the next five to 10 years.

Year 2006 also saw the unit broaden contact center services to multinational corporations by handling incoming calls on a global, rather than just regional, scale. A prime example was a contract with a premier mobile phone manufacturer to handle technical support hotline calls from all over the world at our contact center in Beijing.

In response to increasing demand for offshore contact center support for businesses in the US and UK, CCB has established a PCCW-branded operation in the Philippines, where English is widely spoken. The move is significant, as the industry has traditionally sited offshore English-language contact centers in India. CCB plans to expand the new operation in Manila to 1,000 seats by the end of 2007.

As well as providing contact center services, CCB also built 20 contact center complexes to order in 2006. In addition, CCB has been generating revenue by marketing a solution developed inhouse that offers large enterprises a new concept in CRM. CCB has performed some 13 installations since the solution, sub-branded Unicall, was developed in 2005 and plans to focus on the Greater China market in 2007 before taking Unicall further afield in 2008.

The unit has attracted local and international acclaim for being highly skilled in all forms of customer contact and has won Hong Kong Call Centre Association (HKCCA) awards every year since 2001. At the HKCCA's Hong Kong Call Centre Awards 2006, CCB won three team and four individual accolades, plus the Best China Customer Service Center Award 2005-2006 from the Guangdong Information Industry Association. In addition, the Hong Kong Productivity Council presented CCB with the 2006 Hong Kong Awards for Industries: Productivity and Quality Certificate of Merit, while the Hong Kong Association for Customer Service Excellence (HKACE) conferred two gold awards on the business unit for Contact Center Service and Internal Support Service, as part of the HKACE Customer Service Excellence Awards 2006.

For the third consecutive year, the business unit has been ranked among the top-50 teleservices agencies in the world by *Customer Inter@ction Solutions*, a US-based magazine specializing in the global contact center industry. Based on 2006 findings, CCB was ranked eighth in the Top International Outbound Teleservices Agencies league table and second in the Top Interactive Inbound Teleservices Agencies category.

CASCADE

In just the third year of operation since service launch in 2003, Cascade Limited (CASCADE) enjoyed a very positive 2006, growing revenues earned outside PCCW by a significant margin.

As well as serving PCCW's day-to-day technology needs, CASCADE has been winning contracts as far afield as Morocco, Indonesia, Serbia, Vietnam and Thailand.

CASCADE's efforts to win business outside PCCW and Hong Kong have been impressively productive, with the division's 2006 business development activities enjoying a bidding success rate of more than 60%.

The wholly-owned technical services subsidiary has earned a worldwide reputation for leadership in IPTV technology, which has led to sales inquiries from broadband network operators planning to rollout their own IPTV services. Central to CASCADE's IPTV expertise is the QualiTVision solution, developed as a result of CASCADE's pivotal role in PCCW's now TV success story.

In fact, QualiTVision won industry recognition last year when the International Engineering Consortium's Broadband World Forum Asia 2006 conferred the InfoVision Award on CASCADE in the content, entertainment, applications and services category.

As well as building an end-to-end IPTV solution last year for Thailand's True Digital Entertainment Company Limited, a subsidiary of True Corporation Plc, CASCADE has been working with a Moroccan telecoms provider on an IPTV network that has already become the seventh largest in the world and continues to expand. CASCADE is planning more IPTV projects in markets around the world during 2007.

Another major project last year was CASCADE's implementation of a nationwide email system for the Vietnam Datacommunication Company, the ISP arm of the Vietnam Post and Telecommunication Corporation. In addition, PCCW's technical services arm has been involved in a number of projects serving Macau's mushrooming hospitality and gaming industry.

Working with a Saudi Arabia-based conglomerate late last year, CASCADE began laying the groundwork to support a bid for a fixed-carrier license in the Middle Eastern nation. Such a license would provide the rights to build and run a nationwide network to generate revenues from services such as voice, broadband Internet access and IPTV. Currently served by just one fixed-line operator, Saudi Arabia's fixed-line penetration rate is just 16%, compared with Hong Kong's 92%. A full service, fixed-facilities license is likely to be granted to the winning-bid entity in late 2007.

Back in PCCW, CASCADE has been building and testing a Next Generation Network (NGN) that will ultimately carry all services on one "superhighway", the first of its kind in Hong Kong. During 2007, CASCADE will begin a seamless migration of all PCCW's fixed-line voice customers to the NGN, as part of a major project scheduled for completion in 2014 (see page 14).

During 2006, CASCADE scooped a number of accolades, including a Best Practice Award in Technology Deployment from the Hong Kong Best Practice Management Group, plus Customer Service Quality Standard Certification with a Top Performance rating – CSQS Level III Strategic Business Unit – from the Asia Pacific Customer Service Consortium. In addition, the Hong Kong Institute of Engineers conferred a Hong Kong Information and Communications Technology Awards: eGovernment Award on CASCADE, which also won a Customer Service Excellence Award from the Hong Kong Association for Customer Service Excellence and Q-mark quality recognition from the Federation of Hong Kong Industries.

In continual pursuit of industry accreditation to support international business development, CASCADE attained the Capability Maturity Model Integration Level 3 from the Carnegie Mellon Software Engineering Institute, and the ISO 27001 international standard for Information Security Management, as well as HKQAA-BPI 9004 Excellence Class Certification from the Hong Kong Quality Assurance Agency.



CASCADE's highly-sophisticated e.Center in Hong Kong performs 24/7 automated and fine-detail surveillance of all PCCW and other major customer networks.

Market Regulation

HELPING TO SHAPE THE REGULATORY EVOLUTION OF OUR INDUSTRY

Introduction
As well as being influenced by market forces, the Group's results are affected by policies established by the Hong Kong Government and the two regulatory bodies that oversee the telecommunications and media sectors – the Office of the Telecommunications Authority (OFTA) and the Broadcasting Authority (BA). Year 2006 saw the Company engaging fully with both regulators on policy and compliance issues. Last year, OFTA initiated one major interconnection consultation and several others of importance to PCCW.

Telecoms retail pricing flexibility
Year 2006 was PCCW's first full year of operation under our new ex-post license, which allows substantial retail pricing flexibility. This modification represents a significant change to OFTA's regulatory approach and has allowed PCCW to compete on a more level playing field. During 2006, the Company launched a variety of promotions and loyalty programs to address competition, with ex-post tariff revisions being employed to enhance operations, introduce new services and support network investment. The significant decrease in churn in 2005 and 2006 was, in part, due to greater flexibility to respond to the market following the transition from ex-ante to ex-post regulation.

The ex-post regime has also enabled us to de-tariff some services. In addition, no presumption as to the Company's dominance in any market can be drawn from this new license.

Wholesale services
PCCW continued to provide other telecoms providers with network-to-network interconnection in 2006, with charges generally applied on a per-minute basis. Last year, major per-minute interconnection rates remained unchanged.

The Company also provides Fixed Telecommunications Network Services (FTNS) competitors with access to "last-mile" phonelines between exchanges and customers – a requirement known as "local loop unbundling" – pursuant to OFTA-approved tariffs and/or commercially-agreed contracts.

In addition, PCCW provides ISPs and other operators with bandwidth and other services, pursuant to OFTA-approved tariffs and/or commercially-agreed contracts.

Spectrum Policy Review (SPR)
The Hong Kong Government's intention to conduct an overall review of the spectrum policy framework for Hong Kong was mooted in 2004. The consultation paper was not released, however, until October 2006. The consultation paper deals principally with rights pertaining to spectrum holders, allocations and assignments, as well as spectrum refarming, trading, liberalization and pricing. PCCW made a formal submission to the Hong Kong Government in February 2007 advocating the importance of completing this review and establishing a clear policy framework before any further spectrum is licensed. SPR consultation is expected to be completed in 2007.

Broadband Wireless Access (BWA) services
OFTA launched a public consultation in December 2004 on the licensing framework for deployment of BWA as an alternative to the delivery of both fixed and mobile telecommunications services in Hong Kong. Consultation submissions were filed in mid-March 2005. After considering responses, OFTA formulated a set of proposals and issued a second consultation paper in August 2005.

PCCW and 12 other operators filed a joint submission in November 2005 outlining the belief that it was premature to discuss details surrounding the implementation of BWA services when the overall SPR – which would define BWA spectrum, cover interference management and stipulate rights attached to the spectrum used by BWA and other services – had not yet been conducted. In addition, the joint filers presented evidence to OFTA throughout 2006 on the interference that BWA would cause to fixed satellite services if OFTA's proposed frequency band were to be adopted. The BWA consultation is pending.

Licensing for CDMA2000 service
In view of the expiry in November 2008 of a license currently being used to provide a CDMA mobile service, OFTA initiated an industry consultation in October 2006 to consider whether spectrum should be released to the market to enable the continuation of a mobile service using this standard. In the consultation paper, OFTA suggested that a fifth 3G mobile license should be issued to make use of the 850 MHz spectrum to offer a mobile service using the CDMA2000 standard. This would facilitate roaming services for visitors from mainland China. A submission made by PCCW in January 2007 argued that it was inappropriate for OFTA to license any further spectrum until the broad spectrum policy framework under SPR has been finalized. In any case, by specifying the technical standard that should be adopted in offering the proposed service, OFTA was acting inconsistently with its claimed technology-neutral approach. In addition, the proposal to introduce this service in the Hong Kong market was not supported by market demand or previous OFTA analysis of the market.

Fixed Mobile Convergence (FMC)
In anticipation of increasing convergence between fixed-line and wireless services, and the fact that these services are currently being offered under separate licenses, OFTA considered it appropriate to conduct a consultation to examine whether there was a need to revise the existing regulatory regime to cater for converged fixed-mobile services. Consultation papers were issued by OFTA in September 2005 and July 2006. The 2005 consultation focused on terms and conditions associated with a proposed unified carrier license for converged fixed-mobile services. This consultation remains unfinished. The July 2006 consultation focuses on interconnection arrangements between fixed and mobile operators. The proposals put forward by OFTA could result in a significant loss of fixed-mobile interconnection revenue to the Company. In October 2006, the Company sought judicial review on procedural grounds. Leave was granted and the court found against the Company in February 2007. An appeal against that decision is pending.

Broadcasting services
PCCW's domestic pay-TV service continued to grow in 2006, during which PCCW engaged the BA on a number of licensing and compliance issues, including the carriage of other domestic pay-TV services on our platform, the revision of various codes of practice, competition guidelines, complaints-handling approaches and program and advertising standards. PCCW has continued to engage the BA from a policy perspective in discussions on the development of digital terrestrial television and broadcasting services on mobile devices.


moov樂手機

THE FOURTH ELEMENT IN PCCW's QUADRUPLE-PLAY DEVELOPMENT


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Launched in early 2006, PCCW mobile has made immense progress in a short space of time to become a leading market brand in innovation and quality of service.

This new chapter in the PCCW story began in the summer of 2005 when the Company acquired a controlling stake in SUNDAY Communications Limited (SUNDAY), the operating subsidiaries of which became full members of the Group in December 2006 (see page 81).

A 3G trial early last year led to the launch of PCCW mobile and a rapid succession of exciting new services, beginning with the world's first handset screening of real-time TV using Cell Multimedia Broadcast technology. Under the name "now on mobile", six news and sports channels from our now TV platform became available to mobile users, followed by another seven channels of infotainment in early 2007 and exclusive agreements to screen live world-class soccer action.

This was the first major signal to the market that PCCW's quadruple-play capability would transform everyday digital lifestyles in Hong Kong.

More media content soon became available to PCCW mobile subscribers when PCCW saw the opportunity to take the MOOV online music service to 3G handsets with the launch of "MOOV on mobile" (see page 22) in December last year. This breakthrough service extended Hong Kong's largest digital music library of 60,000 songs and music videos to mobile phones via advanced streaming technology, with no downloading necessary.

The way "now on mobile" and "MOOV on mobile" are included in tariff plans is proving highly attractive to customers, who are able to enjoy one or both as part of an overall package at a fixed monthly price without fear of heavy bills based on usage.

Further innovation from PCCW mobile gave rise to the EasyWatch service, which enables subscribers to keep a watchful eye over home or business premises remotely via video and audio links between a Mobile CAM and 3G handset. PCCW's quadruple-play capability will soon enable customers to benefit from EasyWatch online or on a Wi-Fi-enabled handheld device when the service becomes available on our broadband platform.

That same capability enabled the Company to adapt now TV's interactive now Ticketing service for the mobile platform. This means that in addition to buying cinema tickets using the now TV remote control, customers can buy MMS-format tickets on their handsets via our new MobileTix service. A user simply passes the displayed MMS over a scanner at UA Cinemas to gain entry, ending the need to queue at the box office.

Business users also benefited from a number of innovative applications, including a push-email service in conjunction with the BlackBerry device, with first-in-market features such as Smart Email and an input facility for Korean and Japanese characters.

Served by the SUNDAY brand, our 2G customer base grew substantially in 2006 when most local operators were losing market share. SUNDAY then hit the headlines in June by winning the Mobile Operator of the Year (Hong Kong) title at the Asian MobileNews Awards, organized by *Asian MobileNews* magazine.

Even though our Mobile business unit did not begin turning 3G trial users into paying customers until partway through 2006, our overall mobile customer base grew 25% – from a total of 738,000 subscribers at the end of 2005 to 921,000 by the end of last year.

During the first half of 2006, PCCW mobile worked hard to upgrade our 3G network coverage by investing significantly in network quality and performance. Then, in the second six months of last year, the unit mounted a marketing campaign to raise the profile of the brand and create a buzz in the market based on our quadruple-play proposition, new services and user-friendly tariff plans. This activity was assisted in December when PCCW mobile came in for major international exposure after being appointed official mobile service provider for the ITU TELECOM WORLD 2006 event (see page 11) to serve many of the expo's 62,000 visitors from overseas.

Also at the ITU event, PCCW mobile became the first operator in Hong Kong to demonstrate the High Speed Downlink Packet Access (HSDPA) 3G protocol running at 7.2 Mbit/s. Enabling extremely fast mobile data downloading, this technology will soon form part of PCCW mobile's overall offer to the Hong Kong market.

One month before the ITU event, "now on mobile" won the Wireless Technology (Mobile Infotainment) Silver Award in the Hong Kong ICT Awards 2006, organized by the Information Technology Industry Development Division of the Hong Kong Productivity Council.

PCCW mobile's innovation roadmap for 2007 includes plans for a number of new services, many of which will be based on the Company's quadruple-play capability. Another exciting development will be the creation of a hybrid service that will combine standard mobile phone usage with a Wi-Fi capability so that subscribers can flip to broadband while in one of PCCW Wi-Fi's 3,000-plus Hong Kong hotspots.

In March 2007, a major initiative was undertaken to group SUNDAY services under the PCCW mobile brand. The move enables PCCW to strengthen our quadruple-play proposition and explore vast potential for mobile innovation. All SUNDAY outlets began to be transformed into PCCW shops, providing excellent one-stop sales and customer service, with the aim of ensuring satisfaction among all our mobile customers.

BUSINESS OVERVIEW
TV & Content

By the end of 2006, now TV – the largest pay-TV operation of its kind in the world – had generated in excess of 750,000 installations in a little over three years, during which time the lineup of content increased from 23 to more than 120 channels.

As well as adding an innovative home-shopping channel to now TV's interactive services (see page 25) last year, PCCW scored some major successes in harnessing the enormous pulling power of world-class soccer.

Kicking off in September last year, now TV provides three seasons of exclusive UEFA Champions League coverage, making all the live action available to fans on ESPN and STAR Sports and to NETVIGATOR subscribers by simulcast via the now.com.hk portal. Viewers are also able to enjoy matches to suit their own schedules from now Select's interactive video-on-demand service, offering unprecedented flexibility.

In November, PCCW achieved a highly significant goal by winning exclusive Hong Kong rights to live broadcast of English Premier League action for three seasons beginning 2007/08, featuring a total of up to 380 matches on now TV. Matches will also be simulcast on our mobile, broadband and fixed-line platforms.

The EPL coup was closely followed by the announcement that exclusive Hong Kong rights will enable PCCW to broadcast the UEFA Euro 2008™ football tournament – Europe's most prestigious soccer event – on multiple platforms.

Made possible by PCCW's quadruple-play capability, the move means soccer lovers will be able to enjoy UEFA Euro action live on now TV and by choosing an already-played match from now Select's interactive video-on-demand service. Fans will also be able to watch games by Internet simulcast from NETVIGATOR's now.com.hk portal, as well as on their handsets via PCCW mobile.

The TV & Content team increased marketing efforts last year to enable now TV customers to get the best out of the sheer scale of choice and quality provided by more than 120 channels. This was achieved mainly through value packages, one of the most powerful of which was the 2007-launched Mega Sports Pack, which will feature more than 10 channels of top-line football and other sports.

Last year also saw subscribers being encouraged to use more interactive functions such as now Ticketing and Stock Market Express, as well as now shop, via the now TV remote control.

A significant move in the media-delivery space last year was PCCW's creation of the MOOV online music library service offering Cantonese and international songs and music videos. The service won the backing of 90% of Hong Kong record companies, which were keen to see music delivered to subscribers legally, via the Internet, using advanced streaming technology.

Within just six months, MOOV had become so popular that more than 20 million streams had been delivered to customers.

In December, the unique service was made available to PCCW mobile customers under the name "MOOV on mobile". Subscribers are able to benefit from the high quality of sound built into modern handsets and draw on Hong Kong's largest online music library, which boasts a choice of 60,000 songs and music videos. This dual-platform service enables subscribers to use an online computer to assemble personal playlists that can be enjoyed on a mobile phone without any downloading necessary.

The TV & Content business unit also provided programming for our innovative "now on mobile" service, which launched last year with six news and sports channels, followed by seven infotainment channels in the first quarter of 2007.

The Advertising & Interactive Services business unit was formed in early 2007 to capitalize on the advertising potential of now TV's 120-plus channels and our capability to deliver media content and transactional services on TV, broadband, mobile and fixed-line platforms, as well as via traditional printed directory-based products (see page 25).

GROWING EXPERTISE AS A MEDIA DELIVERY PLAYER


Movie Drama
HBO ONDEMAND
Sports
Mega Pack
News Info
nowBNC
Press and ENTER to select

BUSINESS OVERVIEW
PCCW Solutions

Highly-accredited PCCW Solutions professionals support business-critical operations for customers round the clock from an IT Service Management Center in Hong Kong.



HARNESSING THE POWER OF ICT FOR MAJOR ORGANIZATIONS

Operating as the Group's ICT flagship, PCCW Solutions focused on outsourcing during 2006 after technology solutions devised for bespoke projects in previous years achieved tried-and-tested maturity and became ready for deployment to meet similar requirements.

Continuing a tradition of helping to build Hong Kong's global image as a world-class "digital city", PCCW Solutions embarked on a number of large-scale Hong Kong Government projects last year.

In early 2006, for example, the unit was awarded an eight-year contract by the Treasury of the Hong Kong Government for the design, build, installation and maintenance of a Government Financial Management Information System to connect 5,400 users and support accounting and financial management processes.

Two further 10-year contracts were awarded to ensure the smooth running of systems central to the Hong Kong Government's Civil Aviation Department and Marine Department, while another 10-year contract was clinched to produce and maintain the leading-edge Electronic Passport System (e-PASS) for the Hong Kong Government's Immigration Department. In addition, a contract with the Hong Kong Government's Transport Department will result in a Transport Information System to centralize transport and traffic data.

These major wins followed hard on the heels of the PCCW Solutions-developed SMARTICS Identity Card system that has become the envy of governments around the world and has led to opportunities to apply the same technology to different scenarios at home and overseas. Another significant 2006 project involved implementation of an Enterprise Application Integration platform based on Service-oriented Architecture for the Dah Sing Banking Group.

Power Logistics, the logistics arm of PCCW Solutions, made a substantial contribution to the division's document-management outsourcing efforts last year by winning a contract with the Hong Kong Government for the provision of services including printing, enveloping and postage of demands for rates and Government rent issued by the Rating and Valuation Department.

PCCW Solutions maintained a high profile in mainland China, working on an Enterprise Resource Planning upgrade and extension project across multiple provinces for China Mobile, as well as gearing up to offer managed services that range from applications development and maintenance to disaster recovery and business continuity for cross-border operations. The unit has also taken on a major project to meet the IT needs of a joint venture in Wuhan involving Nokia and China Putian.

Among accolades conferred on PCCW Solutions last year were a Top 10 Solutions for the Telecom Industry Award from mainland China's *Communications Weekly* magazine, which operates under the guidance of the Ministry of Information Industry of the People's Republic of China (PRC). Another mainland China publication, the *21st Century Business Herald* newspaper, honored PCCW Solutions with an Innovative Enterprise Award, while an IT Hosting and Outsourcing Award was bestowed on the business unit by *Computerworld Hong Kong* magazine.

Accreditations last year included ISO 20000 for IT Service Management, the ISO 9001 Quality Management System Standard and the HKQAA-BPI 9004 Certificate (Excellence Class) from the Hong Kong Quality Assurance Agency, plus ISO 27001 for Security Management from BSI Management Systems.

BUSINESS OVERVIEW
Other Businesses

INCUBATING IDEAS SPAWNED BY SYNERGIES


Mobile Yellow Pages
healthy eating
Product or Company Name
Popular District
Other Districts
Search

Users are now able to perform keyword searches via Mobile Yellow Pages to find retailers and suppliers.

ADVERTISING & INTERACTIVE SERVICES

The Advertising & Interactive Services business unit formed in early 2007 boosts PCCW's power to capitalize on synergies between existing advertising offerings and our capability to deliver media content and transactional services on TV, broadband, mobile and fixed-line platforms, as well as via traditional printed directory-based products.

The advertising potential of now TV's 120-plus channels, coupled with an ideal viewership profile for advertisers, positioned PCCW well in 2006 to sell traditional TV advertising slots and sponsorships.

For three seasons beginning 2007/08, however, extremely popular English Premier League soccer action shown exclusively on now TV – plus PCCW's ability to carry the same advertising content on other platforms – sets the scene for new revenue opportunities.

Our dual-platform TV offering, formed by now TV and PCCW mobile, has already broken down traditional "one-way push" advertising barriers by offering a full range of interactive information and transactional services.

PCCW has already launched a range of transaction-based services across multiple platforms. For example, customers are able to see what's on at UA Cinemas by watching the now TV Movie Trailer channel, then reserve cinema seats and purchase tickets from the comfort of their own homes using the TV remote control or while on the move from a PCCW mobile handset (see page 21).

A wide range of products is available from PCCW's now shop, including other information-based services such as delayed and real-time stock quotes, as well as consumer products such as electronic goods, books, DVDs and console games. For example, a customer is able to watch a trailer showcasing an exciting console game on one of the now TV channels, then purchase the item securely using a credit card via now shop on channel 501 and collect the goods at a designated PCCW shop, or even have them delivered to the door. As a customer experience bonus in this scenario, parents are able to judge suitability of the game, while children can decide whether they like it or not.

As part of the new Advertising & Interactive Services business unit, PCCW Directories (see below) continues to offer highly-effective advertising solutions, primarily to small and medium-sized businesses via traditional print directories and specialized catalogues. PCCW Directories has also harnessed the Company's quadruple-play capability to provide small and medium-sized businesses with interactive services on multiple platforms.

Year 2006 saw PCCW laying the groundwork for a full range of advertising, interactive advertising and transactional services via multiple delivery platforms and has set the scene for further development.

PCCW DIRECTORIES

By forming partnerships with online giants Google, eBay Hong Kong, SINA Hong Kong and Yahoo! Hong Kong, PCCW Directories has opened up a global market for Hong Kong enterprises via an online marketing operation that serves the business community alongside the popular Internet Yellow Pages (IYP) service.

Hong Kong traders and manufacturers are now finding customers in markets as far flung as the US and the UK, as well as locally, thanks to one-stop-shop Internet-based services that enjoyed double-digit growth in 2006 and now account for one-third of total annual business income for PCCW Directories.

In addition to a growing online business, PCCW Directories published 1.8 million paper-based directories and supplements last year and opened up a whole new opportunity for the business unit by taking Yellow Pages to mobile phones.

Users are now able to perform keyword searches via Mobile Yellow Pages (MYP) to find retailers and suppliers, as well as to enjoy discounts and privileges from some 10,000 participating outlets by downloading a special MYP Card to carry in their handsets.

Not yet a year old, MYP is already so sophisticated that a Location Based System built into the solution detects where in Hong Kong a user happens to be while conducting a keyword search and lists the 10 nearest merchants or suppliers. MYP also provides an onscreen street map to help users home-in on an outlet, while a 2007 development is expected to be an automatic display of transport alternatives to help get users to merchant shop doors.

By the end of 2006, some 150,000 mobile phone users were enjoying the benefits of MYP, while helping to stimulate the Hong Kong retail economy – a milestone development in the Yellow Pages journey from paper to Internet to mobile handsets.

In addition, the early 2007 rollout of PCCW Wi-Fi's 3,000-plus wireless broadband hotspots in Hong Kong is likely to boost popularity of the Yellow Pages online search facility, as shoppers will be able to use a rapidly-growing variety of Wi-Fi-enabled gadgets at a greater number of handy locations in the city to enhance their shopping experience.

Attracting 26 million page views per month, IYP is one of the most popular portals in Hong Kong and offers customers maximum advertising exposure on the Web. In fact, our IYP customers enjoy one of the best Internet advertising returns on investment the industry has to offer.

For example, tracking studies show that as many as 82% of end customers find what they want when searching PCCW Directories' optimized online advertising setup in Hong Kong. Of that proportion, about 98% are known to contact advertisers involved and approximately 50% make a transaction.

Looking across the entire PCCW Directories stable of Yellow Pages products, user surveys over 12 months showed that some 28 million individual searches had been carried out in Hong Kong – a figure expected to soar with MYP's continued development.

Yellow Pages scooped two prestigious awards for outstanding print performance last year from the Printing Industries of America (PIA), bringing the business unit's total number of high-profile accolades to 13 since 2002. The PIA's Web Offset Association (WOA) Print Awards singled out the Chinese-language version of *Yellow Pages Business 2005* as winner of the scheme's Directories category, while *Fun in Hong Kong 2005-Spring Issue* beat all-comers in the UV-R (A) Retail Advertising Insert category.

REACH

A 50:50 joint venture between PCCW and Australia's Telstra Corporation Limited (Telstra), REACH addresses the international service requirements of PCCW and Telstra via the operation and management of one of the most diverse, high-speed networks in Asia.

REACH is also the region's premier provider of international voice and satellite services and one of the world's largest carriers of international voice traffic, according to the TeleGeography communications industry research and analysis company.

UK BROADBAND

Branded NOW (www.now.com), our wireless broadband business in the United Kingdom (UK) consolidated operations and kept investment costs to a minimum last year, while continuing to review strategic technology options and build value around our radio spectrum rights. Launched in the UK's Thames Valley in May 2004, the service expanded into areas of London under the NOW brand in 2005 and covered more than half-a-million homes by the end of 2006.

PACIFIC CENTURY PREMIUM DEVELOPMENTS

Majority owned by PCCW, Pacific Century Premium Developments Limited (PCPD) is engaged principally in the development and management of premium property and infrastructure projects, as well as investment in premium-grade buildings in the Asia-Pacific region.

The prestigious Bel-Air residential complex is the jewel in the PCPD crown.



PEOPLE DEVELOPMENT

NURTURING QUADRUPLE-PLAY SKILLS FOR OUR BUSINESS AT HOME AND ABROAD



The C21 Leadership Development Program provided fast-track development for 48 potential middle managers in 2006.

As a year of expansion in geographical coverage, business opportunity and scope of service, 2006 saw PCCW employee numbers in Hong Kong and overseas increase to more than 14,500, with our mainland China complement alone reaching 3,100 by the end of the year.

A significant 2006 milestone was our transformation into a quadruple-play operator, which has placed new demands on the workforce and a clear need to accelerate the skills development process to facilitate growth.

With this in mind, PCCW invested heavily in people development last year, resulting in 48,668 man-days of training – representing a 43% increase on the previous year's figure – and involving a variety of disciplines, ranging from technology to sales and management.

Technology training and accreditation

CASCADE: More than 7,000 ICT trainee-days were provided to cope with the deployment of new technologies and equipment and to uplift technical skills to support rollout of new services, while maintaining high standards of service and quality.

To support preparation of Next Generation Network (NGN) programs, 80 classes were conducted for CASCADE colleagues in planning, design, provisioning and operation.

Intensive training was also provided to support deployment of 2G and 3G mobile communications technologies. In particular, wireless LAN training last year prepared staff for the full commercial launch of our PCCW Wi-Fi service in early 2007.

More than 1,200 employees attended classes to reinforce safety awareness while working at heights, and telecommunications and broadband service installation training and certification continued for contractor staff in order to maintain standards of field service quality.

PCCW Solutions: Training was carried out in relation to a variety of software applications, such as Oracle 11i applications and IBM Websphere, to equip our professionals with knowledge of the latest enterprise solution technologies.

Accreditation: In 2006, 1,950 industrial accreditations were obtained in terms of project management, IT platform operation and administration, networking and security-related certification.

Sales and product training

Sales training programs help our sales force to enhance customer satisfaction and win deals. In 2006, some 8,000 man-days of training, ranging from direct selling to major-account management, were provided.

Outstanding results achieved in the 38th Distinguished Salesperson Award Programme, organized by the Hong Kong Management Association, amounted to high-profile recognition of our efforts in striving for sales and marketing excellence. Five professionals from Commercial Sales received the Distinguished Salesperson Award, with two winning the highest Distinguished Salesperson Award Programme honor – the Best Presentation Award.

BUSINESS OVERVIEW
People Development



A workshop session as part of last year's C21 Leadership Development Program.

Product training equips our sales professionals with the latest product knowledge and last year resulted in 7,300 man-days to the benefit of channels covering direct, contact center and commercial sales.

Systems operation training
In 2006, more than 9,000 man-days of systems operation training were provided in the fields of customer relationship management, billing and order management, business operational support and point-of-sale systems. This ensures effectiveness and efficiency in selling, service fulfillment and service support.

These systems provide online information covering customer and usage profiles, product and service offerings and detailed marketing programs, which can greatly enhance frontline sales efforts by providing a better understanding of customer buying potential and habits. Availability of other information, such as works order monitoring and customer bills can also help hotline operations provide a better customer experience.

Leadership and management training
More than 4,800 man-days of management and leadership training were offered to staff to ensure best management practice throughout our business units. Training programs on strategy and management for excellence in execution and people management were provided for 50 senior executives and more than 500 middle managers from Commercial Group, Consumer Group, Contact Center Business and PCCW Solutions.

The Behaviour Leadership Workshop was introduced to enable 150 Commercial Group managers to enhance leadership skills through personal influence, communications and drama skills.

In a bid to bring about continuous improvement in leadership quality at every level of management, the Company conducted feedback on practice among some 50 senior managers and 430 supervisors to solicit feedback from peers and subordinates.

New talent and career development for high-performing middle managers
As a global ICT provider, we constantly aim to find new ways to capitalize on business opportunities through an infusion of skills, expertise and cutting-edge technology knowledge. In this regard, we focus on creating career opportunities for talented and ambitious applicants around the world.

Technical graduate trainee scheme: This scheme serves CASCADE and PCCW Solutions in Hong Kong and mainland China. In Hong Kong, 21 technical trainees were recruited for CASCADE and 58 for PCCW Solutions. Involving job attachments to various departments, the program ran for two years and offered classroom and on-the-job training and covered product knowledge and technical skills advancement.

In view of growing business opportunities and project delivery in mainland China, PCCW Solutions last year initiated the China Graduate Trainee Program, which succeeded in recruiting 22 technical graduates from Beijing, Shanghai and Guangzhou.



People management coaching was provided for 50 senior executives and more than 500 middle managers last year.

Business and management trainee scheme: This scheme serves the Commercial and Consumer Groups, as well as our Contact Center Business and PCCW Solutions.

For Commercial Group, the Graduate Trainee Program sourced new talent for sales, marketing and pre-sales operations. Forty-three new recruits joined Commercial Group and 22 graduates joined Consumer Group via the trainee channel in 2006.

A Commercial Group manager was assigned to each graduate trainee as mentor in a structured, one-year program that effectively broadened exposure and networks for mentees, while helping to polish mentors' people development skills.

In addition to Hong Kong-based graduate trainees, a total of 13 graduates from Beijing, Shanghai, Guangzhou and Hong Kong were recruited as China Management Trainees (CMTs) in our Contact Center Business and Business Management Trainees (BMTs) in PCCW Solutions operations in mainland China. During the program, CMTs and BMTs worked in strategic, planning, sales and operational departments, where they were able to enrich their experience and knowledge with the aim of developing into future Contact Center Business and PCCW Solutions leaders at business and operational levels.

Career development for high performance middle managers: The fifth C21 Leadership Development Program commenced in March 2006 to provide fast-track development for 48 potential middle managers. Since launch, the program has nurtured more than 140 high-performance leaders for the Company.

CNC/PCCW Staff Exchange Program: This was initiated in 2005 to enhance relationships between the two companies and provide staff development opportunities. In 2006, professionals from CASCADE, Consumer Group and PCCW Global completed the program successfully. They were attached to various departments at China Netcom headquarters in areas such as networks, international and marketing, as well as broadband content. Our people were able to gain valuable experience and a useful awareness of cultural and management diversity, while helping to lay foundations for future co-operation.

Building on the program's success in 2006, PCCW has nominated more candidates to participate in 2007.

Learning Resources Center

Different learning modes and resources have been explored and deployed to improve training and development effectiveness. Our online Learning Resources Center, for example, provides programs covering topics ranging from business and management to technical ICT aspects. Online resources can be accessed by all employees in Hong Kong, mainland China and other countries. In 2006, more than 2,400 online programs were accessed by our people.

The Learning Resources Center also includes real-case training video clips to demonstrate and share best-performer selling skills. They help to boost training effectiveness in telesales, direct sales and customer service.

Internship

PCCW supports youth development by offering real work experience to students via our Internship Program and Shadowing Scheme.

In 2006, our Internship Program involved international and local students and was managed in conjunction with AIESEC, the world's premier international work-exchange organization. Eight students from overseas joined various business and functional units, such as CASCADE, TV & Content, Consumer Group and Group Finance for between three and six months.

PCCW also provided summer internship positions for 109 undergraduate students from local universities during the summer of 2006.

In addition, a number of Form 7 secondary school students were given the opportunity to follow senior PCCW managers for one day as part of our Shadowing Scheme, which is run in support of our commitment to the local community.

CORPORATE SOCIAL RESPONSIBILITY

PCCW volunteers receive second runner-up honors in the Highest Service Hour Award (Private Organization) Scheme run by the Promotion of Volunteer Service Steering Committee of the Hong Kong Government's Social Welfare Department.



HELPING TO CARE FOR, AND SERVE THE COMMUNITY

As a socially-responsible corporation on the *FTSE4 Good Global Index*, PCCW is committed to contributing to the community.

The Company and our people continue to give practical and financial help to a wide range of charitable, community, cultural and environmental causes in Hong Kong.

In 2006, our community focus was on caring for the deprived and disadvantaged and helping to narrow the "digital divide" to enable less privileged members of the Hong Kong community to benefit from everyday IT, such as Internet access.

In addition, PCCW is particularly concerned for the safety and communications needs of Hong Kong's senior citizens. For example, our Care for the Elderly Line, organized in conjunction with the Hong Kong Council of Social Service, has provided free installation and service to more than 8,800 Hong Kong senior citizens since 1992. The Company also provides hotlines for the Personal Emergency Link Centre operated by the Senior Citizens Home Safety Association, which offers a 24-hour inquiry and counseling service for single senior citizens who may need ambulance or police assistance.

Our long-term Support Team for the Elderly volunteer program is now in its 10th year, along with Tele-care for the Elderly and the Befriending Scheme for Senior Citizens, all of which provide personal care services in the home or in privately-owned institutions.

As part of our efforts to take the benefits of modern IT to less privileged members of the community and remote locations, the Company partnered with government and non-government organizations in a number of innovative initiatives to meet IT-learning needs. These included the provision of hardware and free broadband to facilitate the learning of IT among various community groups.

Communications services and hotlines were also provided for government, non-government and social services organizations, as well as charities, in support of fundraising activities, counseling, training and community education. Beneficiaries included the Community Chest, Po Leung Kuk, the Tung Wah Group of Hospitals, Oxfam Hong Kong, the Hong Kong Blind Union, Enlighten Hong Kong, the Hong Kong Medical Association, the Samaritans, the Agency for Volunteer Service, the Samaritan Befrienders Hong Kong and the Hong Kong Cancer Fund.

Our corporate volunteers and their family members served the elderly and deprived persons via 10 long-term volunteer service groups and other one-off programs. In a bid to reach out to different areas of need in the community, our programs now involve IT volunteers working as assistant tutors at the remote Hans Andersen Club's Tai O Centre. In addition, our corporate volunteers continue to support mentally-handicapped youth at The Salvation Army's Lai King Hostel and autistic pre-school children at the Heep Hong Society's Wanchai Centre. Our volunteers also serve as youth mentors at The Salvation Army's Wan Tsui Hostel. All such services have been received positively, with most of our experimental projects evolving into long-term programs.

Education

PCCW was sole sponsor of the Shanghai-Hong Kong-Qingdao Youth IT Summer Camp 2006, co-organized by the Hong Kong, Qingdao and Shanghai Computer Societies and the Children's Computer Centre of the China Welfare Institute. The Hong Kong-based camp gave 70 local, Shanghai and Qingdao secondary school students a valuable insight into how IT can be harnessed to benefit vulnerable or under-privileged groups in the community. A special feature of our support was the provision of three IT volunteers, who made themselves available to the camp by giving up six days of their annual leave.



Our volunteers visit large numbers of senior citizens living alone – especially at festive times of the year.



As part of PCCW's efforts to narrow the "digital divide" in Hong Kong, our volunteers serve as assistant tutors on IT training courses at the Hans Andersen Club Tai O Centre's Digital Centre, which is sponsored by PCCW.

Also in 2006, PCCW joined the School Business Partnership Program, organized by the Education and Manpower Bureau to facilitate career guidance and company visits for more than 180 youngsters. We also offered careers advice to secondary school students via Junior Achievement Hong Kong. The Company provided annual scholarships and bursaries for students nominated by local universities and majoring in Computer Science or Information Technology.

Environment

PCCW is committed to best environmental practice in all commercial activities.

To promote energy conservation and waste reduction in the business sector, PCCW supports the sustainable development, clean harbor and clean air aims of the Hong Kong Business Environment Council, of which the Company is a founding member. PCCW is also a member of the Hong Kong General Chamber of Commerce's Environment Committee.

PCCW also provided free service, funding and volunteer support to a number of environment-protection schemes, including the Green Power Hike, the Campaign for Reduction of Moon Cake Packaging organized by Friends of the Earth (HK) and the Environment Festival staged by the Environment Protection Department of the Hong Kong Government.

Recognition

In recognition of PCCW's 2006 community efforts, the Company was awarded the Highest Service Hours Award "2nd runner-up honor" in the private organizations category of a scheme run by the Promotion of Volunteer Service Steering Committee within the Hong Kong Government's Social Welfare Department.

Further recognition came in the form of the Caring Company Certificate issued by the Hong Kong Council of Social Service, following nominations from 13 non-government organizations that included the Agency for Volunteer Service, Fu Hong Society, the Hans Andersen Club, the Heep Hong Society, Helping Hand, Hong Kong Sheng Kung Hui Welfare Council, The Hong Kong Society for the Aged, Junior Achievement Hong Kong, Oxfam Hong Kong, the Playright Children's Play Association, the Queen Elizabeth Hospital Patient Resource Centre, Senior Citizen Home Safety Association and The Salvation Army. The Company was also recognized for providing a family-friendly and gender-sensitive environment for employees, a willingness to employ vulnerable groups, making donations to the community, sharing business expertise with social service organizations, developing partnership projects with the social services sector and encouraging employees to serve the community as volunteers.

In addition, the Company has gained The Outstanding Partnership Project Award, a pioneering initiative from the Caring Company Scheme. PCCW sponsored the Hans Andersen Club's Tai O Centre during the establishment of its Digital Centre in late 2005, with additional provision of free broadband service and volunteers to support IT education organized for Tai O residents. Our efforts sought to narrow the gap in differing levels of IT understanding between parents and children and equipped isolated community groups with IT knowledge and skills. Other project partners included the Hong Kong Computer Society, Microsoft and the Hans Andersen Club.

BOARD OF DIRECTORS



LI Tzar Kai, Richard
Chairman



SO Chak Kwong, Jack[1]
Deputy Chairman and
Group Managing Director



Peter Anthony ALLEN
Executive Director



Alexander Anthony ARENA[2]
Executive Director and
Group Chief Financial Officer



CHUNG Cho Yee, Mico
Executive Director



LEE Chi Hong, Robert
Executive Director



Dr FAN Xingcha
Executive Director

Remarks:

1. Resigned as Executive Director, Deputy Chairman and Group Managing Director with effect from April 30, 2007.
2. Has been appointed Group Managing Director with effect from April 30, 2007.

EXECUTIVE DIRECTORS

LI Tzar Kai, Richard
Chairman
Mr Li, aged 40, is Chairman of PCCW and Chairman of PCCW's Executive Committee. He is also Chairman and Chief Executive of the Pacific Century Group, Chairman of Pacific Century Premium Developments Limited (PCPD), Chairman of PCPD's Executive Committee and Chairman of Singapore-based Pacific Century Regional Developments Limited.

Mr Li is a Non-Executive Director of The Bank of East Asia, Limited. He is a member of the Center for Strategic and International Studies' International Councillors' Group in Washington, DC, and a member of the Global Information Infrastructure Commission. He is also a Council Member of the Chinese University of Hong Kong.

SO Chak Kwong, Jack[1]
Deputy Chairman and Group Managing Director
Mr So, aged 62, joined PCCW in 2003 as Deputy Chairman and Group Managing Director.

After beginning his career with the Hong Kong Government, Mr So joined the private sector in 1978 and held various posts in securities, banking and property. Before taking up his post at PCCW, Mr So was Chairman and Chief Executive of the Mass Transit Railway Corporation Limited from 1995 to 2003. He also served as Executive Director of the Hong Kong Trade Development Council from 1985 to 1992.

Mr So is a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited and Cathay Pacific Airways Limited. He also sits on numerous other committees and organizations, including the University of Hong Kong Council, the Hong Kong General Chamber of Commerce and the Hong Kong – United States Business Council and the Film Development Committee of the HKSAR.

Peter Anthony ALLEN
Executive Director
Mr Allen, aged 51, is an Executive Director and Director of Corporate Development of PCCW, Group Managing Director of Pacific Century Regional Developments Limited, Executive Director and Chief Financial Officer of the Pacific Century Group and a Non-Executive Director of Pacific Century Insurance Holdings Limited.

Mr Allen joined KPMG Peat Marwick in 1976 before taking up an appointment at Occidental Petroleum Corporation in 1980. In 1983, he joined Schlumberger Limited and worked in various countries holding key management positions. In 1989, he moved to Singapore as Regional Financial Director of the Vestey Group.

Mr Allen joined Bousteadco Singapore Limited as Group Operations Controller in 1992 before taking up an appointment with Morgan Grenfell Investment Management (Asia) Limited as a Director and Chief Operating Officer in 1995. He joined the Pacific Century Group in 1997.

Mr Allen was educated in England and graduated from Sussex University with a degree in economics. He is a Fellow of both the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants in Singapore.

Alexander Anthony ARENA[2]
Executive Director and Group Chief Financial Officer
Mr Arena, aged 56, is an Executive Director of PCCW, Deputy Chairman of PCCW's Executive Committee, Group Chief Financial Officer of PCCW, a Director of Pacific Century Regional Developments Limited and an Executive Director and Executive Committee member of Pacific Century Premium Developments Limited.

Prior to joining the Pacific Century Group in 1998, Mr Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was Director-General of Telecommunications at the Office of the Telecommunications Authority (OFTA) of Hong Kong, as well as a member of the Broadcasting Authority.

Before taking up his post at OFTA, Mr Arena was appointed by the Hong Kong Government to plan a reform program for the liberalization of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong Government, he served as an inaugural member of the Australian Telecommunications Authority for four years. Mr Arena has led an extensive career in public administration, specializing in high technology and infrastructure industries. From a practicing radio/communications engineer to becoming a public policy maker, his experience spans such diverse areas as commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed an MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

CHUNG Cho Yee, Mico
Executive Director
Mr Chung, aged 46, joined the Pacific Century Group in March 1999. He is an Executive Director of PCCW responsible for its merger and acquisition activities and a member of PCCW's Executive Committee. He is also a qualified solicitor.

Mr Chung graduated from University College, University of London, England, with a law degree in 1983. He qualified as a solicitor in Hong Kong in 1986, after which he worked in the commercial department of a law firm in Hong Kong for two years. He joined the corporate finance department of Standard Chartered Asia Limited – the investment banking arm of Standard Chartered Bank – in 1988. He became a Director and General Manager of Bond Corporation International Ltd in 1990, after which he joined China Strategic Holdings Ltd in January 1992.

Mr Chung is Non-Executive Director of Pacific Century Insurance Holdings Limited. He is also the Non-Executive Chairman and Non-Executive Director of Capital Strategic Investment Limited and an Independent Non-Executive Director of both E2-Capital (Holdings) Limited and Hong Kong Construction (Holdings) Limited.

LEE Chi Hong, Robert
Executive Director
Mr Lee, aged 55, joined PCCW in August 2002 and is an Executive Director of PCCW and a member of PCCW's Executive Committee. He is also an Executive Director and the Chief Executive Officer of Pacific Century Premium Developments Limited (PCPD) and a member of PCPD's Executive Committee.

Mr Lee was previously an Executive Director of Sino Land Company Limited (Sino Land), at which his responsibilities included sales, finance, acquisitions, investor relations, marketing and property management. Prior to joining Sino Land, Mr Lee was a senior partner at Deacons in Hong Kong, where he specialized in banking, property development, corporate finance and dispute resolution in Hong Kong and mainland China. Before that, he was a solicitor with the London firm Pritchard Englefield & Tobin. He was enrolled as a solicitor in the UK in 1979 and admitted as a solicitor in Hong Kong in 1980. Mr Lee became a Notary Public in Hong Kong in 1991.

Mr Lee had also served as a member of the panel of arbitrators of the China International Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade in Beijing.

He graduated from Cornell University in 1975 with a bachelor's degree in political science.

Dr FAN Xingcha
Executive Director
Dr Fan, aged 41, became a Non-Executive Director and a member of PCCW's Finance and Management Committee in April 2005. He was re-designated as an Executive Director of PCCW on July 1, 2005.

Before joining PCCW, Dr Fan served as Vice President of Strategy and Business Development and Executive Vice President of Operations for China Netcom (Holdings) Company Limited (China Netcom Holdings), and Chief Financial Officer of China Netcom Group Corporation (Hong Kong) Limited, a company listed on The Stock Exchange of Hong Kong Limited. Prior to joining China Netcom Holdings, Dr Fan was a senior consultant at McKinsey & Company in its Shanghai office. Dr Fan obtained a doctorate in computer science at Flinders University, Australia in 1996 and a master's degree in electrical engineering at Southeast University, China, in 1987.

NON-EXECUTIVE DIRECTORS

Sir David FORD, KBE, LVO, aged 72, is a Non-Executive Director of PCCW. He started his working life as an army officer in the Royal Artillery and served in five continents. During his last five years with the army, he served with the Commando Brigade and saw active service in Aden and Borneo.

Sir David left the army in 1972 and subsequently spent more than 20 years in Hong Kong, holding a number of appointments as a senior civil servant in the Hong Kong Government, and one appointment in the Northern Ireland Office.

He attended the Royal College of Defence Studies in 1982. Most recently, he was Chief Secretary and Deputy Governor of the Hong Kong Government from 1986 to 1993, before becoming the Hong Kong Commissioner in London until the change of sovereignty in Hong Kong in 1997.

ZHANG Chunjiang, aged 48, became a Non-Executive Director of PCCW on April 1, 2005.

He is Chairman and Executive Director of China Netcom Group Corporation (Hong Kong) Limited (CNC HK). He has also served as Chairman of China Netcom (Group) Company Limited since September 2004 and President of China Netcom Group since May 2003. Prior to joining China Netcom Group, Mr Zhang served as Deputy Minister of the Ministry of Information Industry (MII) of the PRC and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003.

From August 1993 to December 1999, Mr Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications of the PRC (MPT) and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration, Director of the Mobile Communications Administration Bureau of the MPT and Director of the Telecommunications Administration Bureau of the MII.

Mr Zhang is a senior engineer at a professional level and has extensive experience in telecommunications management, operations and technology. He graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor's degree in telecommunications.

Dr TIAN Suning, aged 43, became Deputy Chairman and a Non-Executive Director of PCCW on April 1, 2005.

Dr Tian is a Non-Executive Director of China Netcom Group Corporation (Hong Kong) Limited (CNC HK). He has served as a Director of CNC HK since 2000. He also served as Vice President of China Network Communications Group Corporation from April 2002 to May 2006. From 1999 to May 2006, he served as Chief Executive Officer of China Netcom (Holdings) Company Limited (China Netcom Holdings) and CNC HK. He was a Director of China Netcom (Group) Company Limited from 2001 to May 2006.

Dr Tian is an Independent Director of AsiaInfo Holdings Inc. (AsiaInfo), a NASDAQ-listed company providing software and networking solutions in China. He has also served as a member of the Board of Directors of MasterCard Incorporated and MasterCard International Incorporated since April 2006. Invited by Kohlberg Kravis Roberts & Co., a leading private equity firm in the US, Dr Tian became its Senior Adviser in November 2006. He is also a member of the Advisory Committee to Harvard Business School in the US and the International Business Council of the World Economic Forum.

Prior to joining China Netcom Holdings, Dr Tian was the co-founder and Chief Executive Officer of AsiaInfo.

Dr Tian has extensive knowledge and experience in the management and financing fields of the telecommunications and information industry. He obtained a doctorate in natural resources management at Texas Technology University in 1992, a master's degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988 and a bachelor's degree in environmental biology from Liaoning University in 1985.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Professor CHANG Hsin-kang, aged 66, is an Independent Non-Executive Director of PCCW.

Professor Chang serves as an Independent Non-Executive Director of Pacific Century Insurance Holdings Limited and Pacific Century Insurance Company Limited, both of which are subsidiaries of Pacific Century Regional Developments Limited.

Professor Chang has been President and University Professor of the City University of Hong Kong since 1996. Prior to that, he was Dean of the School of Engineering at the University of Pittsburgh in the United States from 1994 to 1996, Founding Dean of the School of Engineering at Hong Kong University of Science and Technology from 1990 to 1994 and chairperson of the Department of Biomedical Engineering at the University of Southern California from 1985 to 1990.

He taught at several major universities in North America and served in a number of science and technology organizations and public advisory bodies in the United States and Hong Kong.

Professor Chang is a Foreign Member of the Royal Academy of Engineering of the United Kingdom and Chevalier dans L'Ordre National de la Légion d'Honneur of France. He was appointed Justice of the Peace in July 1999 and also awarded the Gold Bauhinia Star by the Hong Kong Government in July 2002.

He obtained his bachelor's degree in civil engineering from the National Taiwan University, a master's degree in structural engineering from Stanford University and a doctorate in fluid mechanics and biomedical engineering from Northwestern University.

Dr FUNG Kwok King, Victor, aged 61, is an Independent Non-Executive Director of PCCW. He served as a Non-Executive Director of the former Hong Kong listed Cable & Wireless HKT Limited from November 5, 1992 until August 17, 2000.

Dr Fung is Group Chairman of the Li & Fung Group of companies, including the publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited. He is also an Independent Non-Executive Director of Bank of China (Hong Kong) Limited, Sun Hung Kai Properties Limited, Orient Overseas (International) Limited, CapitaLand Limited in Singapore and Baosteel Group Corporation in the People's Republic of China. In public service, Dr Fung is Vice-Chairman of the International Chamber of Commerce from January 2007. He is also Chairman of the Hong Kong Airport Authority, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong-Japan Business Co-operation Committee.

Dr Fung is a member of the Chinese People's Political Consultative Conference and a member of the Executive Committee of the Commission on Strategic Development of the Hong Kong Government. From 1991 to 2000, he was Chairman of the Hong Kong Trade Development Council. From 1996 to 2003, he was the Hong Kong Representative on the APEC Business Advisory Council. In 2003, the Hong Kong Government awarded Dr Fung the Gold Bauhinia Star for distinguished service to the community.

Dr Fung holds bachelor's and master's degrees in electrical engineering from the Massachusetts Institute of Technology and a doctorate in business economics from Harvard University.

Dr The Hon Sir LI Kwok Po, David, GBS, OBE, JP, aged 68, is an Independent Non-Executive Director of PCCW. He was previously a Non-Executive Deputy Chairman of the former Hong Kong listed Cable & Wireless HKT Limited and served as a Director from November 30, 1987 until August 17, 2000.

Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited, and a Director of numerous other companies in Hong Kong and overseas. He is a member of both the Executive Council and the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Council of the Treasury Markets Association.

Sir Roger LOBO, CBE, LLD, JP, aged 83, is an Independent Non-Executive Director of PCCW and Chairman of the Audit Committee and the Regulatory Compliance Committee of the Board.

He is also a Director of several organizations, including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd, Kjeldsen & Co (HK) Ltd, Pictet (Asia) Ltd and Melco International Development Ltd.

Sir Roger's extensive record of public service includes membership of the Hong Kong Housing Authority, the Urban Council, the Executive Council and serving as a senior member of the Legislative Council. Sir Roger also served as Commissioner of the Civil Aid Service, Chairman of the Hong Kong Broadcasting Authority and Chairman of the Advisory Committee on Post-retirement Employment.

He currently serves as Chairman (Board of Trustees) of the Vision 2047 Foundation, Vice Patron of the Community Chest of Hong Kong, the Society for the Rehabilitation of Offenders and as Advisory Board Member of the Hong Kong Aids Foundation.

Sir Roger has received several awards and honors from the British Crown and the Vatican.

Aman MEHTA, aged 60, became an Independent Non-Executive Director of PCCW on February 10, 2004 and is Chairman of the Nomination Committee of the Board.

He joined the Board following a distinguished career in the international banking community. Mr Mehta held the position of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited (HSBC) until December 2003, when he retired.

Born in India in 1946, Mr Mehta joined HSBC group in Bombay in 1967. After a number of assignments throughout HSBC group, he was appointed Manager – Corporate Planning at HSBC's headquarters in Hong Kong in 1985. After a three-year posting to Riyadh in Saudi Arabia, he was appointed Group General Manager in 1991, and General Manager – International the following year, with responsibility for overseas subsidiaries. He subsequently held senior positions in the United States, overseeing HSBC group companies in the Americas and later becoming responsible for HSBC's operations in the Middle East.

In 1998, Mr Mehta was reappointed General Manager – International, after which he became Executive Director International. In 1999, he was appointed Chief Executive Officer, a position he held until retirement.

Following his retirement in December 2003, Mr Mehta took up residence in New Delhi. Mr Mehta is an Independent Director on the board of several public companies and institutions in India and internationally. He is an Independent Non-Executive Director of Vedanta Resources Plc in the UK, Tata Consultancy Services Limited, Godrej Consumer Products Ltd, Jet Airways Ltd and Wockhardt Ltd in Mumbai, India; and Max Healthcare Institute Ltd in New Delhi, India.

He is also a member of the Governing Board of the Indian School of Business, Hyderabad, and a member of the Advisory panel of CapitaLand Limited in Singapore and Prudential Financial Inc in the USA.

The Hon Raymond George Hardenbergh SEITZ, aged 66, is an Independent Non-Executive Director of PCCW and Chairman of the Remuneration Committee of the Board. He was a Non-Executive Director of PCCW from October 2000 and was redesignated as an Independent Non-Executive Director on February 1, 2005. He is a Non-Executive Chairman and a member of the Special Committee of Sun-Times Media Group, Inc. and a Non-Executive Director of Chubb Corporation, both of which are listed on The New York Stock Exchange, Inc.

He was Vice-Chairman of Lehman Brothers International from April 1995 to April 2003 and was United States Ambassador in Great Britain from 1991 to 1994. Prior to that, Mr Seitz acted as the United States Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the United States Embassy in London from 1984 to 1989.

CORPORATE GOVERNANCE REPORT

PCCW Limited ("PCCW" or the "Company") is committed to maintaining a high standard of corporate governance and strives for a transparent, responsible and value-driven management focused on enhancing the value of the Company to its shareholders. The corporate governance principles of the Company place emphasis on upholding a high standard of ethics and integrity in all aspects of its business, and on ensuring that affairs are conducted in accordance with applicable laws and regulations.

We have adopted a Corporate Responsibility Policy that applies to all employees, including directors and officers, throughout the Group. This sets out standards for the way we conduct business and the corporate responsibilities of PCCW employees. These include guidance on obligations of employees; civic responsibilities; equal opportunities; safeguarding communications, company information and property; ensuring privacy of personal data; preventing bribery and conflicts of interest; fostering competition; ensuring health and safety at work and preserving the environment. This policy also describes procedures to enable employees to raise concerns with management and directors on a confidential basis.

CORPORATE GOVERNANCE PRACTICES

PCCW has applied the principles and complied with all the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") for the year ended December 31, 2006, save for the exceptions explained in the following relevant paragraphs.

MODEL CODE SET OUT IN APPENDIX 10 OF THE LISTING RULES

The Company has established its own code of conduct regarding securities transactions by directors and senior management, namely the PCCW Code of Conduct for Securities Transactions by Directors & Senior Management (the "PCCW Code") on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules.

Having made specific inquiries of all directors of the Company ("Directors"), confirmations have been received of compliance with the required standard set out in the Model Code and the PCCW Code during the accounting period covered by this annual report.

BOARD OF DIRECTORS

The board of directors of the Company (the "Board") is responsible for the management of the Company. Key responsibilities include formulation of the overall strategies of the Company and its subsidiaries (the "Group"), the setting of management targets and supervision of management performance. The Board confines itself to making broad policy decisions and exercising a number of reserved powers as mentioned below, delegating responsibility for more detailed considerations to the Executive Committee under the leadership of the Chairman:

- those functions and matters as set out in the terms of reference of various committees (as amended from time to time), in which Board approval must be sought from time to time;
- those functions and matters in which Board approval must be sought in accordance with the Group's internal policy as amended from time to time;
- consideration and approval of financial statements in interim reports and annual reports, announcements and press releases of interim and final results;
- consideration of dividend policy and dividend amount; and
- monitoring the corporate governance of the Group in compliance with the relevant rules and regulations both in Hong Kong and the United States.

The Chairman of PCCW is Li Tzar Kai, Richard and the Group Managing Director is So Chak Kwong, Jack[1]. The role of the Chairman is separate from that of the Group Managing Director. The Chairman is responsible for overseeing the functioning of the Board while the Group Managing Director is responsible for managing the Group's business.

All Directors have full and timely access to all relevant information, including regular reports from the Board committees and briefings on significant legal, regulatory or accounting issues affecting the Group. Directors may take independent professional advice, which will be paid for by the Company.

BOARD OF DIRECTORS *(CONTINUED)*

The Directors acknowledge their responsibility for preparing the financial statements for each financial year, which give a true and fair view of the state of affairs of the Group and of the profits and cash flows of the Group and which are properly prepared in accordance with the Hong Kong Companies Ordinance. In preparing the financial statements for the year ended December 31, 2006, the Directors have selected suitable accounting policies and applied them consistently; made judgements and estimates that are prudent and reasonable, stated the reasons for any significant departure from applicable accounting standards in Hong Kong and have prepared the financial statements on a going concern basis. The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position, results of operations, cash flows and changes in equity of the Group. The statement of the Auditors of the Company relating to their reporting responsibilities on the financial statements of the Company is set out in the Auditors' Report on page 73 of this annual report .

As at March 28, 2007, the Board comprised 16 Directors including seven Executive Directors, three Non-Executive Directors and six Independent Non-Executive Directors. Biographies of all the Directors are set out on pages 32 to 36 of this annual report.

The Board held nine meetings in 2006. The attendance of individual Directors is set out in the table below.

The attendance of individual members of the Board and other Board Committees meetings during 2006 is set out in the following table:

	Meetings attended/Eligible to attend			
Directors	Board	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors				
Li Tzar Kai, Richard *(Chairman of the Board)*	9/9	–	1/1	–
So Chak Kwong, Jack[1] *(Deputy Chairman of the Board and Group Managing Director)*	9/9	–	–	–
Peter Anthony Allen	9/9	–	–	–
Alexander Anthony Arena[1]	9/9	–	–	–
Chung Cho Yee, Mico	8/9	–	–	–
Lee Chi Hong, Robert	8/9	–	–	–
Dr Fan Xingcha	9/9	–	–	–
Yuen Tin Fan, Francis[2]	2/2	–	–	2/2
Non-Executive Directors				
Sir David Ford	9/9	–	–	–
Zhang Chunjiang	5/9	–	1/1	–
Dr Tian Suning *(Deputy Chairman of the Board)*	8/9	–	–	3/3
Independent Non-Executive Directors				
Prof Chang Hsin-kang	9/9	3/4	–	–
Dr Fung Kwok King, Victor	7/9	–	–	–
Dr The Hon Sir Li Kwok Po, David	7/9	4/4	1/1	2/3
Sir Roger Lobo *(Chairman of Audit Committee)*	9/9	4/4	1/1	3/3
Aman Mehta *(Chairman of Nomination Committee)*	9/9	4/4	1/1	–
The Hon Raymond George Hardenbergh Seitz *(Chairman of Remuneration Committee)*	8/9	–	1/1	3/3

Remarks:

1. So Chak Kwong, Jack has resigned as Executive Director, Deputy Chairman and Group Managing Director and Alexander Anthony Arena has been appointed Group Managing Director, both with effect from April 30, 2007.

2. Resigned as a Deputy Chairman and Executive Director of the Board on June 5, 2006.

BOARD OF DIRECTORS *(CONTINUED)*

More than one-third of the Board are Independent Non-Executive Directors, which exceeds the minimum number required under the Listing Rules. The Company has received an annual written confirmation from each Independent Non-Executive Director to confirm his independence to the Company and accordingly, the Company considers that all the Independent Non-Executive Directors are independent.

Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term, subject to re-election. The Non-Executive Directors are not appointed for a specific term of office. However, all the Directors are subject to retirement by rotation and re-election at Annual General Meetings in accordance with the Company's previous Articles of Association mentioned below.

Under the second part of code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Company's previous Articles of Association, all Directors are subject to retirement by rotation and one-third of the Directors (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office at each Annual General Meeting.

At the Annual General Meeting of the Company held on May 24, 2006, a special resolution was passed to amend the relevant articles of the Articles of Association of the Company so that every Director shall be subject to retirement by rotation at least once every three years and therefore no Director will remain in office for a term of more than three years.

Accordingly, code provisions A.4.1 and A.4.2 of the Code have been fully complied with since May 24, 2006.

BOARD COMMITTEES

The Board has established the following committees with defined terms of reference. The terms of reference of the Remuneration Committee, the Nomination Committee and the Audit Committee are of no less exacting terms than those set out in the Code. To further reinforce its independence, the Audit Committee has been structured to include Independent Non-Executive Directors only and the Nomination Committee and the Remuneration Committee have been structured to include a majority of Independent Non-Executive Directors.

EXECUTIVE COMMITTEE AND SUB-COMMITTEES

The Executive Committee of the Board operates as a general management committee with overall delegated authority from the Board. The Executive Committee determines group strategy, reviews trading performance, ensures adequate funding, examines major investments and monitors management performance. The Executive Committee reports through the Chairman to the Board.

Members of the Executive Committee are:
Li Tzar Kai, Richard *(Chairman)*
Alexander Anthony Arena[1] *(Deputy Chairman)*
Chung Cho Yee, Mico
Lee Chi Hong, Robert
So Chak Kwong, Jack[1]
Dr Tian Suning

Reporting to the Executive Committee are sub-committees comprising Executive Directors and members of senior management who oversee all key operating and functional areas within the Group. Each sub-committee has defined terms of reference covering its authority and duties, meets frequently and reports to the Executive Committee on a regular basis.

The *Finance and Management Committee* was established in August 2003 to take over the functions of the former Finance Committee. This committee is chaired by the Deputy Chairman and Group Managing Director and meets on a regular basis to review management and strategic matters across the Group and to set overall financial objectives and policies.

The *Operational Committee* directs all core telecommunications and business solutions operations.

EXECUTIVE COMMITTEE AND SUB-COMMITTEES

(CONTINUED)

A *Disclosure Committee* has been established, comprising senior members of PCCW's Group Finance, Group Legal, Corporate Secretariat, Group Internal Audit and Risk Management departments. The committee meets to review the procedures for the preparation and contents of PCCW's annual reports on Form 20-F to the US Securities and Exchange Commission to ensure compliance with the US Securities Exchange Act and the US Sarbanes-Oxley Act ("SOA") and reports to the Finance and Management Committee on an ad hoc basis.

The *PRC Business Development Committee* was established in April 2005 to advise on possible opportunities for expanding our operations in the PRC and monitoring the use of funds allocated and approved by the Board or relevant committee for PRC opportunities.

REMUNERATION COMMITTEE

The Remuneration Committee was formed in May 2003. Its primary objective is to ensure PCCW is able to attract, retain and motivate high-caliber employees who will underpin the success of the Company and enhance the value of the Company to its shareholders. The Remuneration Committee is responsible for overseeing the establishment and operation of formal and transparent procedures for developing the remuneration packages of Directors. In addition, the committee provides effective supervision and administration of the Company's share option schemes, as well as other share incentive schemes. The committee's authority and duties are set out in written terms of reference which specify that the committee must comprise of at least three members, the majority of whom are Independent Non-Executive Directors. The terms of reference are available on PCCW's website.

Members of the Remuneration Committee are:
The Hon Raymond George Hardenbergh Seitz *(Chairman)*
Dr The Hon Sir Li Kwok Po, David
Sir Roger Lobo
Dr Tian Suning

The Company's objective for its remuneration policy is to maintain fair and competitive packages based on business requirements and industry practice. In order to determine the level of remuneration and fees paid to members of the Board, market rates and factors such as each Director's workload, responsibility, and job complexity are taken into account. The following factors are considered when determining the remuneration packages of Directors:

- business requirements;
- individual performance and contributions to results;
- retention considerations and the potential of individuals;
- changes in relevant markets, including supply and demand fluctuations and changes in competitive conditions; and
- general economic situation.

During the review process, no individual Director is involved in decisions relating to his own remuneration.

The Remuneration Committee met three times in 2006. The record of attendance of individual Directors at the committee meetings is set out on page 38 of this annual report.

The following is a summary of work performed by the Remuneration Committee during 2006:

(i) review and approval of the remuneration packages and service contracts for Executive Directors;

(ii) review and approval of the 2005 incentive bonus payment for Executive Directors;

(iii) recommendation of Non-Executive Directors' fees for 2006 to the Board for approval;

(iv) administration of the share option scheme and share incentive award schemes;

(v) review and approval of the amendment to the share incentive award scheme;

(vi) review of the terms of reference of the Remuneration Committee; and

(vii) discussion of the arrangement to determine the Executive Directors' bonus payments.

Details of emoluments of each Director are set out in the Financial Statements on pages 107 to 110 of this annual report.

NOMINATION COMMITTEE

The Nomination Committee was formed in May 2003 to make recommendations to the Board on the appointment and re-appointment of Directors, structure, size and composition of the Board to ensure fair and transparent procedures for the appointment and re-appointment of Directors to the Board. The committee's authority and duties are set out in written terms of reference and are posted on PCCW's website.

The Company follows a formal, fair and transparent procedure for the new appointment of Directors to the Board. The committee reviews the structure, size and composition of the Board, identifies suitably qualified candidates if necessary and makes recommendations to the Board for decision. In accordance with the Articles of Association of the Company, every newly appointed Director is subject to re-election at the following general meeting or Annual General Meeting of the Company.

NOMINATION COMMITTEE *(CONTINUED)*

The Nomination Committee comprises six members, a majority of whom are Independent Non-Executive Directors.

Members of the Nomination Committee are:
Aman Mehta *(Chairman)*
Dr The Hon Sir Li Kwok Po, David
Li Tzar Kai, Richard
Sir Roger Lobo
The Hon Raymond George Hardenbergh Seitz
Zhang Chunjiang

The Nomination Committee met once in 2006. The attendance of individual Directors at the committee meeting is set out on page 38 of this annual report.

The following is a summary of work performed by the Nomination Committee during 2006:

(i) recommendation to the Board of the list of retiring Directors, namely Peter Anthony Allen, Chung Cho Yee, Mico, Lee Chi Hong, Robert, Sir David Ford and Sir Roger Lobo for re-election at the annual general meeting held on May 24, 2006;

(ii) review of the independence of all Independent Non-Executive Directors;

(iii) review of the structure and composition of the Board; and

(iv) review of the terms of reference of the Nomination Committee.

AUDIT COMMITTEE

The Audit Committee of the Board is responsible for ensuring objectivity and credibility of financial reporting, and that the Directors have exercised the care, diligence and skills prescribed by law when presenting results to the shareholders. The committee's authority and duties are set out in written terms of reference and are posted on PCCW's website.

The Audit Committee's responsibilities include the appointment, compensation and supervision of the external auditors. To ensure external auditors' independence, procedures have been adopted by the Audit Committee for the pre-approval of all audit and permitted non-audit services to be undertaken by the external auditors.

Each member of the Audit Committee is an Independent Non-Executive Director. Members of the Audit Committee are:
Sir Roger Lobo *(Chairman)*
Prof Chang Hsin-kang
Dr The Hon Sir Li Kwok Po, David
Aman Mehta

The Audit Committee is provided with sufficient resources to discharge its duties and meets regularly with management, internal auditors and external auditors and reviews their reports. During 2006, the committee met four times. The attendance of individual Directors at the committee meetings is set out on page 38 of this annual report.

The following is a summary of work performed by the Audit Committee during 2006:

(i) review of the annual report and results announcement for the year ended December 31, 2005, with a recommendation to the Board for approval;

(ii) review of the external auditors' independence and report, with a recommendation to the Board for the re-appointment of the external auditors at the 2006 annual general meeting;

(iii) review of continuing connected transactions;

(iv) review of the report from the Disclosure Committee relating to the 2005 Annual Report on Form 20-F ("20-F");

(v) review and approval of 20-F, summary of 20-F and announcement of 20-F;

(vi) review of the interim report and the interim results announcement for the six months ended June 30, 2006, with a recommendation to the Board for approval;

(vii) review of the Group Internal Audit Reports;

(viii) review and approval of the Auditors' Report for the Audit Committee for the six months ended June 30, 2006, Auditors' Representation Letter and Audit Strategy Planning Memorandum for the year ended December 31, 2006;

(ix) review of the progress of management's assessment of internal controls in accordance with SOA compliance requirements;

(x) review of the terms of reference of the Audit Committee;

(xi) consideration and approval of audit and non-audit services;

AUDIT COMMITTEE *(CONTINUED)*

(xii) assessment of Group Internal Audit and External Auditors and self-assessment of Audit Committee;

(xiii) assessment of amendments to the Company's Corporate Responsibility Policy and Group Compliance Manual, with a recommendation to the Board for adoption with such amendments;

(xiv) review of the report on the scope and effectiveness of the Company's risk management functions;

(xv) approval of the Auditors' presentation regarding the SOA work-related matters; and

(xvi) review of the Corporate Governance Report for the year ended December 31, 2005 and the corporate governance disclosures for the six months ended June 30, 2006 with recommendations to the Board for approval.

For the year ended December 31, 2006, the Auditors of the Group received approximately HK$25 million for audit services (2005: HK$16 million) and HK$10 million for non-audit services (2005: HK$13 million). The significant non-audit services covered by these fees include the following:

Nature of service	Fees paid (HK$million)
Tax services	7
Special report on project	2
Other services	1
	10

REGULATORY COMPLIANCE COMMITTEE

A Regulatory Compliance Committee comprising Executive and Non-Executive Directors, but excluding Chairman Li Tzar Kai, Richard, has been established to review and monitor dealings with Hutchison Whampoa Limited and its subsidiaries and Cheung Kong (Holdings) Limited and its subsidiaries. This is to ensure all dealings between these entities are conducted on arm's-length terms.

Members of the Regulatory Compliance Committee are:
Sir Roger Lobo *(Chairman)*
Alexander Anthony Arena[1]
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Sir Li Kwok Po, David
Zhang Chunjiang

INTERNAL CONTROLS

The Directors are responsible for maintaining and reviewing the effectiveness of the Group's internal controls. Appropriate policies and control procedures have been designed and established to ensure that: assets are safeguarded against improper use or disposal; relevant rules and regulations are adhered to and complied with; reliable financial and accounting records are maintained in accordance with relevant accounting standards and regulatory reporting requirements; and key risks that may impact on the Group's performance are appropriately identified and managed. Such procedures are designed to manage, rather than eliminate, the risk of failure to achieve business objectives. These procedures can only provide reasonable, and not absolute, assurance against material errors, losses and fraud.

The Directors, through the Company's Audit Committee and other sub-committee's of the Board, are kept regularly appraised of significant risks that may impact on the Group's performance. The Audit Committee has, at each of its regularly scheduled meetings throughout the year, received a report from the Group Internal Audit and the Risk Management departments on the results of their activities during the preceding period, including any significant matters pertaining to the effectiveness of internal controls including, but not limited to any indications of failings or material weaknesses in those controls.

Group Internal Audit was established to provide independent assurance to the Board and executive management on the adequacy and effectiveness of internal controls for the Group. The director of Group Internal Audit reports directly to the Audit Committee and the Group Managing Director and Chief Financial Officer.

Group Internal Audit adopts a risk and control based audit approach. The annual work plan of Group Internal Audit covers major activities and processes of the Group's business and service units. All audit reports are communicated to the Audit Committee and key members of executive and senior management. Audit issues are tracked and followed up for proper implementation, with progress reported to the Audit Committee, executive and senior management periodically.

The Company is listed on the New York Stock Exchange, Inc. and accordingly, must comply with the stringent requirements of the SOA. A key requirement of the SOA is to ensure the effectiveness of internal controls and financial reporting by requiring extensive detailed testing of its internal controls as well as annual certifications as to these matters by the management of the Company. To this end, the Company has established a task force to ensure compliance with the various requirements of the SOA. We believe that this will enhance the Company's corporate governance and business practices in the future.

During the year, Group Internal Audit conducted reviews of the effectiveness of the Group's system of internal controls over financial, operational, compliance controls and risk management functions and reported their findings to the Audit Committee, which then reviewed and reported the same to the Board. Through the review for the accounting period ended December 31, 2006, the Audit Committee and the Board were not aware of any areas of concern that would have an adverse impact on the Company's financial position or results of operations and considered the internal control systems adequate.

Further information on internal controls is provided under the "Corporate Governance" section of the Company's website.

INVESTOR RELATIONS AND COMMUNICATION WITH SHAREHOLDERS

The Company encourages two-way communication with its institutional and retail investors; and financial and industry analysts. Extensive information on the Company's activities is provided in the annual and interim reports, and circulars, which are sent to shareholders.

In addition to dispatching this annual report to shareholders, financial and other information relating to the Group and its business activities is disclosed on the Company's website (www.pccw.com), in order to promote effective communication.

Regular dialogue takes place with the investment community. Inquiries from individuals on matters relating to their shareholdings and the business of the Company are welcomed and dealt with in an informative and timely manner. Relevant contact information is provided on page 164 of this annual report.

Shareholders are encouraged to attend the Annual General Meeting of the Company for which at least 21 days' notice is given. At the meeting, Directors are available to answer questions on the business of the Group.

On behalf of the Board

Philana WY Poon
Group General Counsel and Company Secretary
Hong Kong, March 28, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

- Consolidated revenue increased 14% to HK$25,637 million
- Consolidated EBITDA increased 3% to HK$6,827 million
- Profit attributable to equity holders of the Company amounted to HK$1,252 million
- Basic earnings per share of 18.59 HK cents
- Final dividend of 12 HK cents per share
- Significant growth of now TV — installed base reached 758,000
- Further strengthened quadruple-play platforms to launch more applications

MANAGEMENT REVIEW

PCCW maintained its leading position in technology and innovation in 2006 by strengthening its quadruple-play platforms in preparation for the launch of various applications in the year ahead.

Consolidated revenue for the year ended December 31, 2006 increased 14% to HK$25,637 million, primarily driven by the higher Bel-Air sales recognized, and the consolidation of a full year of the Group's mobile business results. Telecommunications Services ("TSS") recorded a 2% revenue growth while TV & Content's contribution to the Group became increasingly significant.

Consolidated EBITDA for the year ended December 31, 2006 increased 3% to HK$6,827 million, although profit attributable to equity holders of the Company decreased to HK$1,252 million mainly due to lower net investment and other gains booked in 2006. The Board of Directors (the "Board") has recommended the payment of a final dividend of 12 HK cents per share for the year ended December 31, 2006.

FINANCIAL REVIEW BY SEGMENTS

For the year ended December 31, HK$ million	2006 H1	2006 H2	2006 Full Year	2005 (Restated)[1] H1	2005 (Restated)[1] H2	2005 (Restated)[1] Full Year	Better/ (Worse) y-o-y
Revenue							
TSS	**7,405**	**7,969**	**15,374**	7,389	7,659	15,048	2%
TV & Content	**303**	**436**	**739**	182	249	431	71%
Mobile	**585**	**651**	**1,236**	–	598	598	107%
PCCW Solutions	**737**	**915**	**1,652**	806	773	1,579	5%
Other Businesses	**364**	**227**	**591**	395	216	611	(3)%
Elimination	**(546)**	**(672)**	**(1,218)**	(409)	(486)	(895)	(36)%
Total Revenue (excluding Pacific Century Premium Developments Limited ("PCPD"))	**8,848**	**9,526**	**18,374**	8,363	9,009	17,372	6%
PCPD	**5,276**	**1,987**	**7,263**	3,338	1,789	5,127	42%
Consolidated Revenue	**14,124**	**11,513**	**25,637**	11,701	10,798	22,499	14%
Cost of sales	**(7,555)**	**(5,131)**	**(12,686)**	(5,893)	(4,574)	(10,467)	(21)%
Operating costs before depreciation, amortization and restructuring costs	**(2,917)**	**(3,207)**	**(6,124)**	(2,571)	(2,811)	(5,382)	(14)%
EBITDA[2]							
TSS	**3,414**	**3,589**	**7,003**	3,425	3,568	6,993	0%
TV & Content	**(186)**	**(150)**	**(336)**	(114)	(164)	(278)	(21)%
Mobile	**(70)**	**(116)**	**(186)**	–	25	25	N/A
PCCW Solutions	**83**	**68**	**151**	2	45	47	221%
Other Businesses	**(297)**	**(464)**	**(761)**	(386)	(428)	(814)	7%
Total EBITDA (excluding PCPD)	**2,944**	**2,927**	**5,871**	2,927	3,046	5,973	(2)%
PCPD	**708**	**248**	**956**	310	367	677	41%
Consolidated EBITDA[2]	**3,652**	**3,175**	**6,827**	3,237	3,413	6,650	3%
Consolidated EBITDA Margin[2,4]	***26%***	***28%***	***27%***	*28%*	*32%*	*30%*	*(3)%*
Depreciation and amortization	**(1,467)**	**(1,569)**	**(3,036)**	(1,296)	(1,398)	(2,694)	(13)%
(Loss)/Gain on disposal of property, plant and equipment, investment properties and interests in leasehold land	**(2)**	**(23)**	**(25)**	33	(9)	24	N/A
Restructuring costs	**–**	**(6)**	**(6)**	–	–	–	N/A
Other gains, net	**98**	**(56)**	**42**	545	81	626	(93)%
Losses on property, plant and equipment	**–**	**(11)**	**(11)**	–	(52)	(52)	79%
Segment results[3]							
TSS	**2,401**	**2,549**	**4,950**	2,362	2,520	4,882	1%
TV & Content	**(235)**	**(215)**	**(450)**	(143)	(200)	(343)	(31)%
Mobile	**(292)**	**(409)**	**(701)**	–	(126)	(126)	(456)%
PCCW Solutions	**62**	**46**	**108**	(36)	1	(35)	N/A
Other Businesses	**(356)**	**(672)**	**(1,028)**	26	(454)	(428)	(140)%
Total segment results (excluding PCPD)	**1,580**	**1,299**	**2,879**	2,209	1,741	3,950	(27)%
PCPD	**701**	**211**	**912**	310	294	604	51%
Consolidated segment results[3]	**2,281**	**1,510**	**3,791**	2,519	2,035	4,554	(17)%

Note 1 Certain comparative figures have been restated to conform with the business segment presentation in the current year:

- *TV & Content and Mobile were previously included in TSS but are now presented as separate business segments.*
- *The Group's retail business broadband and directories businesses, both previously included in Business eSolutions, have been reclassified to TSS and Other Businesses respectively. Business eSolutions has also been renamed as PCCW Solutions. Certain Information and Communications Technologies ("ICT") business in mainland China has been restructured during the year.*
- *PCPD is principally the former Infrastructure segment with certain external rental income earned from the Group's telephone exchange buildings reclassified to Other Businesses.*

Note 2 EBITDA represents earnings before interest income, finance costs, income tax, depreciation, amortization, gain/loss on disposal of property, plant and equipment, investment properties and interests in leasehold land, net other gains/losses, losses on property, plant and equipment, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates and the Group's share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with the Hong Kong Financial Reporting Standards and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to similarly titled measures of other companies.

Note 3 Segment results represent earnings before interest income, finance costs, income tax, impairment losses on interests in jointly controlled companies and associates and the Group's share of results of jointly controlled companies and associates. Consolidated segment results represent the sum of segment results and unallocated corporate expenses set out in note 6 of the financial statements.

Note 4 Year-on-year percentage change was based on absolute percentage change.

Note 5 As of period end, with exception of International Direct Dial ("IDD") minutes, which is total for period.

Note 6 Gross debt refers to the principal amount of short-term borrowings and long-term liabilities. Net debt refers to the principal amount of short-term borrowings and long-term liabilities minus cash and cash equivalents and certain restricted cash.

Note 7 Group capital expenditure includes additions to property, plant and equipment, investment properties and interests in leasehold land held for own use. Interests in leasehold land held for development of HK$495 million (2005: Nil) are excluded.

Note 8 SUNDAY Group means SUNDAY Communications Limited (in voluntary liquidation) ("SUNDAY") and its then subsidiaries. The listing of SUNDAY's shares on The Stock Exchange of Hong Kong Limited and its American Depositary Shares on the NASDAQ Global Market was withdrawn on December 20, 2006 and December 21, 2006 respectively. Subsequently, the voluntary liquidation of SUNDAY commenced on December 29, 2006.

OPERATING DRIVERS[5]	2006 H1	2006 H2	2005 H1	2005 H2	Better/ (Worse) y-o-y
Exchange lines in service ('000)	**2,579**	**2,587**	2,514	2,564	1%
Business lines ('000)	**1,176**	**1,180**	1,127	1,164	1%
Residential lines ('000)	**1,403**	**1,407**	1,387	1,400	1%
Fixed line market share[4]					
Business lines	**70%**	**69%**	68%	69%	0%
Residential lines	**66%**	**66%**	65%	66%	0%
Total broadband access lines ('000) (Consumer, business and wholesale customers)	**998**	**1,117**	857	953	17%
Retail consumer broadband subscribers ('000)	**840**	**952**	715	798	19%
Retail business broadband subscribers ('000)	**94**	**99**	80	88	13%
Consumer narrowband subscribers ('000)	**132**	**122**	139	132	(8)%
Traditional data (Exit Gbps)	**351**	**485**	262	294	65%
Retail IDD minutes ('M mins)	**819**	**906**	741	786	13%
International Private Leased Circuit ("IPLC") bandwidth (Exit Mbps)	**15,489**	**22,994**	6,503	10,175	126%
Mobile subscribers ('000)	**781**	**921**	702	738	25%
Post-paid ('000)	**491**	**571**	443	456	25%
Prepaid ('000)	**290**	**350**	259	282	24%
now TV installed ('000)	**608**	**758**	441	549	38%

TSS

The table below sets out the financial performance of TSS for the years ended December 31, 2006 and December 31, 2005:

For the year ended December 31, HK$ million	2006 H1	2006 H2	2006 Full Year	2005 (Restated)[1] H1	2005 (Restated)[1] H2	2005 (Restated)[1] Full Year	Better/ (Worse) y-o-y
Local Telephony Services	**2,352**	**2,336**	**4,688**	2,462	2,400	4,862	(4)%
Local Data Services	**2,092**	**2,159**	**4,251**	2,101	2,079	4,180	2%
International Telecommunications Services	**1,060**	**1,097**	**2,157**	1,167	1,166	2,333	(8)%
Other Services	**1,901**	**2,377**	**4,278**	1,659	2,014	3,673	16%
TSS Revenue	**7,405**	**7,969**	**15,374**	7,389	7,659	15,048	2%
Cost of sales	**(2,065)**	**(2,219)**	**(4,284)**	(2,025)	(2,307)	(4,332)	1%
Operating costs before depreciation and amortization	**(1,926)**	**(2,161)**	**(4,087)**	(1,939)	(1,784)	(3,723)	(10)%
TSS EBITDA[2]	**3,414**	**3,589**	**7,003**	3,425	3,568	6,993	0%
TSS EBITDA Margin[2,4]	**46%**	**45%**	**46%**	46%	47%	46%	0%

TSS continued to deliver stable financial results in a steadily improving business environment. Revenue, EBITDA and segment results for the year ended December 31, 2006 remained fairly stable at HK$15,374 million, HK$7,003 million and HK$4,950 million respectively.

Local Telephony Services. Local telephony services revenue for the year ended December 31, 2006 decreased by 4% to HK$4,688 million primarily due to the general downward pricing pressure in a highly saturated local fixed-line market and lower revenue from leasing of "last mile" local access lines by other fixed-line network operators. Nevertheless, the competitive environment appeared to become more benign and ARPU remained relatively stable in the second half of the year. With the Group's effective customer retention and win-back campaigns, PCCW strategically managed net fixed-line gain and maintained a stable market share of approximately 66% for residential lines and 69% for business lines.

In 2006, the number of direct exchange lines operated by the Group increased by nearly 1% to 2,587,000. This was in line with the modest growth in the Hong Kong fixed-line market, according to the industry statistics provided by the Office of the Telecommunications Authority, as a result of the continuing recovery of the local economy.

Local Data Services. Local data services revenue for the year ended December 31, 2006 increased by 2% to HK$4,251 million, reflecting improvements in both local data and broadband network revenue. During the year, PCCW successfully secured more data business benefiting from the improved market conditions. Driven by the momentum of now TV's growth and the high-quality value-added services including now.com.hk and MOOV, NETVIGATOR continued to maintain its market leadership in broadband access, with total broadband access lines, including wholesale customers, growing 17% year-on-year to 1,117,000 at the end of 2006. Pricing for broadband Internet access products and services stabilized during the course of the year.

International Telecommunications Services. International telecommunications services revenue for the year ended December 31, 2006 decreased by 8% to HK$2,157 million. The revenue decline was concentrated in the year's first half. Revenue rebounded in the second half of 2006 as further downward pricing pressure was more than offset by strong growth in volume. IPLC bandwidth rose 126% to 22,994 Mbps at the end of 2006, and retail IDD minutes grew 13% year-on-year to 1,725 million minutes. Unit prices of IDD, IPLC and other international data products were lower than those in 2005, in line with the global market trend.

Other Services. Other services revenue primarily includes revenue from the sale of network equipment and customer premise equipment ("CPE"), provision of technical and maintenance services including contracts secured by CASCADE, certain IP-based international connectivity products and services and teleservices business. Other services revenue for the year ended December 31, 2006 reported a significant increase of 16% to HK$4,278 million, primarily due to the increase in revenue from technical and maintenance services, sale of network equipment and CPE, and teleservices business.

CASCADE continued to build its external business during 2006 and was awarded significant network operation outsourcing and consultancy projects from various telecommunications operators in Southeast Asia and elsewhere. Revenue from the Group's teleservices business also achieved encouraging growth during the year with the increasing demand for contact center outsourcing services from multinational corporations.

TV & Content

Revenue from TV & Content surged by 71% to HK$739 million for the year ended December 31, 2006, driven by the strong growth of the now TV business. By the end of December 2006, now TV installed base reached 758,000 with 501,000 paying an ARPU for content and interactive services of HK$140 per month, an increase of 23% from HK$114 at the end of 2005.

now TV further strengthened its market position as the most comprehensive pay-TV platform in Hong Kong by adding more than 30 channels bringing its total offering to more than 120 channels by the end of 2006. In November 2006, the Group won exclusive rights to the live broadcast of EPL matches in Hong Kong for three seasons beginning 2007/08. These exclusive live broadcasting rights apply not only to now TV, but also extend to the mobile, broadband and fixed-line platforms. Furthermore, in December 2006, now TV also won the exclusive right to broadcast the prestigious UEFA Euro 2008™ in Hong Kong.

Content introduced by now TV during the year included the self-produced now Business News Channel ("now BNC"), an expanded suite of HBO channels, National Geographic Wild, TV5MONDE Asie, Jia Yue Channel, CNN International, AXN, A1, 5X Channel, the TVB PAY VISION pack and the UEFA Champions League matches. Interactive features already in service include now shop, now Ticketing, now Game channel and Stock Market Express.

now.com.hk, the Group's Internet portal, continued to bring high-quality value-added services exclusively to PCCW's broadband customers. MOOV, the largest online digital music service with over 60,000 songs and music videos and the first-in-Hong Kong monthly subscription model with unlimited streaming, was launched during the year. The MOOV service helped to increase the number of now.com.hk subscribers by 9% to 229,000 at the end of 2006.

Mobile

PCCW completed the acquisition of all the operating businesses and assets of SUNDAY Group[8] in December 2006. The full integration of the mobile business into the Group beginning in 2007 is expected to improve operational efficiency and bring the integration of the fixed and mobile businesses forward to the next stage.

Revenue from the Group's mobile operations was HK$1,236 million for the year ended December 31, 2006. During the year, the Group further enhanced its mobile network quality and coverage with more cell sites added. Backed by the Group's large customer base for other services and extensive distribution channels, market share rose and the total mobile subscriber base increased 25% to 921,000 by the end of 2006. PCCW mobile began migrating its 3G trial users to monthly service plans in August 2006. Initial ARPU for 3G was encouraging, although pricing of 2G services remained under pressure in a highly competitive environment.

PCCW mobile introduced the world's first real-time mobile TV service using Cell Multimedia Broadcast technology in May 2006. Currently 13 channels are offered including now BNC, 24-hour ATV News Channel, CNN International, CNBC, Mobile ESPN and TVB news and entertainment, etc. Later in the year, PCCW mobile also introduced other innovative services including PCCW EasyWatch Service, a multi-functional mobile camera remote monitoring service, "MOOV on mobile", the largest online digital music library in Hong Kong made available on handsets and MobileTix, allowing customers to buy movie tickets electronically on mobile.

PCCW Solutions

PCCW Solutions revenue for the year ended December 31, 2006 increased 5% to HK$1,652 million. PCCW Solutions continued to expand its external business as it focused on providing outsourcing services during 2006 and was awarded significant contracts. The Group's ICT business in mainland China underwent restructuring during the year to improve efficiency. Recent significant projects awarded include the implementation of an Enterprise Application Integration platform based on service-oriented architecture for the Dah Sing Banking Group, and a project to meet the IT needs of a joint venture in Wuhan involving Nokia and China Putian.

Other major contracts awarded include high-profile public sector contracts such as the 10-year Electronic Passport System (e-PASS) contract and the Government Financial Management Information System (GFMIS) contract, both with the Government of Hong Kong. In the private sector, a contract with Bossini International Holdings Limited was also signed to provide comprehensive implementation services and manage its new Oracle Financial system rollout in the region.

PCPD

PCPD revenue for the year ended December 31, 2006 increased 42% to HK$7,263 million, reflecting the higher sales of Bel-Air units recognized.

The Bel-Air project continued to be the leading driver of success for PCPD, on the back of the strong economy and positive sentiment in the property market in Hong Kong. Co-operation between PCCW and PCPD to redevelop a number of telephone exchange buildings in Hong Kong has continued to make good progress during the year. In mainland China, development work on the prestigious residential project at Pacific Century Place in Chaoyang District, Beijing with an approved gross floor area of approximately 46,300 square metres, will commence in 2007.

For more information about the performance of PCPD, please refer to its 2006 annual results released on March 28, 2007.

Other Businesses

Other Businesses primarily include the Group's directories businesses in Hong Kong and mainland China, its telecommunications business in Taiwan, its wireless broadband business in the United Kingdom, and all corporate support functions. Other Businesses revenue decreased 3% to HK$591 million largely due to the Group's disposal of its entire interest in JALECO Ltd. ("JALECO") in the second half of 2005.

Elimination

Elimination of HK$1,218 million predominantly relates to internal charges for telecommunications services consumed, IT support and computer system network charges, customer support services and rental among the Group's business units. Elimination increased 36% in 2006 due primarily to the inclusion of a full year of consolidated results of the mobile business.

COSTS

Total cost of sales for the year ended December 31, 2006 increased 21% to HK$12,686 million primarily reflecting higher cost of sales of the Cyberport project recognized in relation to the increased Bel-Air revenue. A full year's cost of sales was recognized for the Group's mobile business versus half a year in 2005. Excluding the Group's property and mobile businesses, total cost of sales remained fairly stable on a year-on-year basis. A higher cost of sales for TV & Content corresponding to the strong business growth was partially offset by the lower cost of sales for TSS and Other Businesses.

For the year ended December 31, HK$ million	**2006**	2005	Better/ (Worse) y-o-y
Staff costs	**2,989**	2,677	(12)%
Rent, rates and utilities	**876**	802	(9)%
Other operating costs	**2,259**	1,903	(19)%
Total operating costs before depreciation, amortization and restructuring costs	**6,124**	5,382	(14)%
Depreciation and amortization	**3,036**	2,694	(13)%
Loss/(Gain) on disposal of property, plant and equipment, investment properties and interests in leasehold land	**25**	(24)	N/A
Restructuring costs	**6**	–	N/A
General and administrative expenses	**9,191**	8,052	(14)%

General and administrative expenses for the year increased 14%. Total operating costs increased 14% and depreciation and amortization increased 13% primarily due to the consolidation of the Group's mobile operations beginning in the second half of 2005. Operating costs also increased due to higher costs for TV & Content corresponding to the strong business growth.

EBITDA[2]

Consolidated EBITDA for 2006 increased 3% to HK$6,827 million. EBITDA recognized from PCPD increased 41% to HK$956 million, but the Group's TV & Content and Mobile businesses recorded higher EBITDA losses at their respective early stages of the business life cycle. TSS EBITDA remained steady at HK$7,003 million while PCCW Solutions EBITDA increased substantially due to efficiency gains and upon completion of certain contracts.

The Group continued to exercise cautious cost control and reduced its corporate overhead during the year. As a result, Other Businesses EBITDA loss narrowed in 2006 by 7%.

Consolidated EBITDA margin narrowed to 27% in 2006 from 30% in 2005 while TSS EBITDA margin was maintained at 46%.

Other Gains, Net

Net other gains decreased to HK$42 million in 2006 from HK$626 million in 2005 due to lower net investment and other gains. The substantially larger 2005 net other gains included the gain on disposal of the Group's entire interest in JALECO and net realized and unrealized gains on cross currency swap contracts. The net gains for 2006 primarily included write back of provision for loss on legal claims and net realized gain on certain investments of the Group, offset by net realized and unrealized losses on cross currency swap contracts.

Segment Results[3]

Consolidated segment results decreased 17% from a year ago to HK$3,791 million. The decrease was primarily due to a higher depreciation and amortization charge in 2006, which reflected the impact of a full year of mobile operations, and a significant decrease in net other gains as discussed above, which offset the growth in consolidated EBITDA.

Interest Income and Finance Costs

Interest income increased 37% to HK$732 million in 2006 mainly due to the higher average interest income rate. Finance costs decreased 10% to HK$2,008 million after the US$1,100 million 3.5% guaranteed convertible bonds due 2005 were redeemed in December 2005. Average cost of debt for 2006 per annum was 6.5% and average maturity was approximately 5 years.

Share of Results of Associates

Share of results of associates decreased to HK$37 million for the year ended December 31, 2006 from HK$120 million in 2005 after the Group's disposal of its entire interest in MobileOne Ltd in October 2005.

Taxation

Taxation expenses, net of recovery of deferred tax mainly arising from recognition of tax losses, for the year ended December 31, 2006 decreased 17% to HK$920 million and the Group's effective tax rate for the year ended December 31, 2006 was 36% (2005: 37%). This rate is higher than the statutory tax rate of 17.5% mainly due to the fact that losses of some companies cannot be offset against profits of other companies for Hong Kong tax purposes and the disallowance of financing costs relating to the financing of non-income-producing assets. Excluding these factors, the Group would have an effective tax rate around the statutory tax rate of 17.5%.

Minority Interests

Minority interests of HK$380 million primarily represented the net profit attributable to the minority shareholders of PCPD.

Profit Attributable to Equity Holders of the Company

Profit attributable to equity holders of the Company for the year ended December 31, 2006 decreased to HK$1,252 million (2005: HK$1,595 million). This decrease was due to the lower net other gains and lower share of results of associates, partially offset by the increase in consolidated EBITDA and the reduction in net finance costs and taxation expenses.

LIQUIDITY AND CAPITAL RESOURCES

Net cash generated from operating activities for the year ended December 31, 2006 increased to HK$6,522 million (2005: HK$4,639 million) primarily due to increased receipts from the Bel-Air project and changes in restricted cash.

The Group's gross debt[6] totaled HK$28,977 million as at December 31, 2006 (2005: HK$29,165 million). Cash and cash equivalents decreased to HK$4,951 million (2005: HK$9,679 million). During 2006, HK$4,301 million was transferred into restricted cash to defease certain liabilities of the Group including principally the US$450 million 1% guaranteed convertible bonds due in January 2007. On January 29, 2007, the convertible bonds were redeemed in full. The Group also exercised a call option under the US$456 million 7.88% guaranteed notes due 2013 and redeemed the notes in full on January 24, 2007. The Group's net debt[6] was HK$19,725 million as at December 31, 2006 compared to HK$19,486 million as at December 31, 2005.

In July 2006, the Company strengthened its liquidity position by entering into a HK$6,450 million four-year revolving loan facility for general corporate purposes. In October 2006, PCCW-HKT Telephone Limited ("HKTC"), an indirect wholly-owned subsidiary of the Company, further entered into a HK$10,150 million six-year revolving loan facility. As at December 31, 2006, the Group had a total of HK$16,698 million in banking facilities available for liquidity and debt retirement, of which HK$10,387 million remained undrawn.

The Cyberport project continued to generate surplus proceeds from the sale of Bel-Air units. Net surplus proceeds distributed to the Group over the course of the Cyberport project totaled HK$3,632 million, including HK$1,985 million received in 2006.

The Group's gross debt[6] to total assets was 59% as at December 31, 2006.

Credit Ratings of HKTC

As of December 31, 2006, HKTC had investment grade ratings with Standard & Poor's Ratings Services (BBB/Stable), Moody's Investors Service (Baa2/Stable) and Fitch Ratings (BBB+/Negative).

CAPITAL EXPENDITURE[7]

Group capital expenditure for the year ended December 31, 2006 increased to HK$3,366 million (2005: HK$2,441 million, excluding the indefeasible rights to use the international undersea cable capacity and other related equipment acquired from Reach Ltd. of HK$1,627 million). The increase was due primarily to the inclusion of a full year of mobile capital expenditure. The majority of capital expenditure was spent on meeting the demand for new products and services, such as now TV, broadband network expansion, mobile network enhancement and new initiatives including the next generation fixed-line services.

PCCW has made significant investments in fixed-line and mobile network in previous years. This included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. PCCW will continue to invest prudently, using assessment criteria including internal rate of return, net present value and payback period.

HEDGING

Market risk arises from foreign currency and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a sub-committee of the Executive Committee of the Board, determines appropriate risk management activities undertaken with the aim of managing prudently the market risk associated with transactions undertaken in the normal course of the Group's business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee of the Board, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. During 2006, certain cross currency swap contracts were designated as cash flow hedges for certain of the Group's foreign currency denominated long-term liabilities.

CHARGE ON ASSETS

As at December 31, 2006, certain assets of the Group with an aggregate carrying value of HK$119 million (2005: HK$62 million) were pledged to secure loan and borrowing facilities utilized by the Group.

As at December 31, 2005, certain financial assets at fair value through profit or loss, with an aggregate value of HK$178 million were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002. In October 2006, all these equity-linked transactions were terminated and the underlying investments were sold.

CONTINGENT LIABILITIES

As at December 31, HK$ million	2006	2005
Performance guarantee	**611**	403
Others	**29**	34
	640	437

Apart from the above, as disclosed in the Group's annual financial statements for the year ended December 31, 2005, on April 23, 2002, a writ of summons was issued against PCCW-HKT Limited ("HKT"), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. ("NCIC") for HKT's alleged failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. ("TTNS"), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000.

During the year, the Group decided to raise its stake in TTNS. The Group negotiated with NCIC to acquire 6,522,000 shares of TTNS and completed the acquisition in July 2006. Following the purchase, the Group's effective interest in TTNS was increased to 62.56% from 56.56%.

In July 2006, HKT and NCIC filed a consent summons with the High Court of Hong Kong permanently staying the court action as mentioned above which has effectively terminated these legal proceedings.

HKTC is in dispute with Hong Kong Government's Inland Revenue Department (the "IRD") regarding the deductibility of certain finance expenses. The IRD had raised assessments for part of the disputed finance expenses for the years of assessment 2000/01 to 2005/06 on April 21, 2005, February 3, 2006 and February 5, 2007. HKTC had lodged objections to the assessments and requested for holding over of the tax assessed through the purchase of Tax Reserve Certificates. Based on the information available to the Group to date, HKTC has made a provision based on the best estimate of the amount that may ultimately be required to settle the dispute. The unprovided tax expense as at December 31, 2006 in respect of the subject dispute is approximately HK$192 million. The Directors consider that the impact of any unprovided amounts which may materialize is immaterial.

The Group is subject to certain corporate guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the Directors are of the opinion that any resulting liability would not materially affect the financial position of the Group.

HUMAN RESOURCES

As at December 31, 2006, the Group had approximately 14,500 employees (2005: 14,108). About three quarters of these employees work in Hong Kong and the others are based outside of Hong Kong, mainly in mainland China. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company's business performance targets. Payment of bonuses is generally based on achievement of EBITDA[2] and net profit after tax target for the Group as a whole, and revenue and EBITDA[2] targets for the Company's individual businesses. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance to enhance shareholders' value.

FINAL DIVIDEND

The Board has recommended the payment of a final dividend of 12 HK cents (2005: 12 HK cents) per share for the year ended December 31, 2006 subject to the approval of shareholders of the Company at the forthcoming annual general meeting. An interim dividend of 6.5 HK cents (2005: 6.5 HK cents) per share for the six months ended June 30, 2006 was paid by the Company on October 11, 2006.

FINANCIAL INFORMATION

REPORT OF THE DIRECTORS

The directors present their annual report together with the audited consolidated financial statements of PCCW Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended December 31, 2006.

PRINCIPAL ACTIVITIES

The principal activities of the Group are the provision of local, mobile and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in the Hong Kong Special Administrative Region ("Hong Kong"); investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

Details of segment information are set out in note 6 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended December 31, 2006 are set out in the accompanying consolidated financial statements on page 74.

An interim dividend of 6.5 HK cents (2005: 6.5 HK cents) per ordinary share, totaling approximately HK$438 million (2005: HK$437 million), was paid to shareholders of the Company in October 2006.

The board of directors (the "Board") recommends the payment of a final dividend of 12 HK cents (2005: 12 HK cents) per ordinary share for the year ended December 31, 2006 to shareholders whose names appear on the Register of Members of the Company on May 31, 2007 and payable on or around June 6, 2007. The Register of Members will be closed from May 29, 2007 to May 31, 2007, both days inclusive.

FINANCIAL SUMMARY

A summary of the consolidated results and of the assets and liabilities of the Group for the last five financial years is set out on page 162.

SUBSIDIARIES, JOINTLY CONTROLLED COMPANIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries, jointly controlled companies and associates are set out in notes 22 to 24 to the consolidated financial statements.

FIXED ASSETS

Details of movements in the Group's and the Company's property, plant and equipment, the Group's investment properties and interests in leasehold land during the year are set out in notes 16 to 18 to the consolidated financial statements.

BORROWINGS AND CONVERTIBLE BONDS

Particulars of the Group's and the Company's borrowings and convertible bonds are set out in notes 26(g) and 27 to the consolidated financial statements.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 30 to the consolidated financial statements.

RESERVES

Details of movements in reserves of the Group and the Company during the year are set out in note 33 to the consolidated financial statements.

MAJOR CUSTOMERS AND SUPPLIERS
For the year ended December 31, 2006, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover. The aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases.

DIRECTORS
The directors who held office during the year and up to the date of this report were:

Executive Directors
Li Tzar Kai, Richard *Chairman*
So Chak Kwong, Jack *Deputy Chairman and Group Managing Director*
Peter Anthony Allen
Alexander Anthony Arena
Chung Cho Yee, Mico
Lee Chi Hong, Robert
Dr Fan Xingcha
Yuen Tin Fan, Francis *Deputy Chairman* (resigned on June 5, 2006)

Non-Executive Directors
Sir David Ford, KBE, LVO
Zhang Chunjiang
Dr Tian Suning *Deputy Chairman*

Independent Non-Executive Directors
Professor Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP
Sir Roger Lobo, CBE, LLD, JP
Aman Mehta
The Hon Raymond George Hardenbergh Seitz

On March 28, 2007, So Chak Kwong, Jack resigned as Executive Director, Deputy Chairman and Group Managing Director and Alexander Anthony Arena has been appointed by the Board as Group Managing Director of the Company, both with effect from April 30, 2007.

In accordance with Article 101A of the Company's Articles of Association, Li Tzar Kai, Richard, Alexander Anthony Arena, Dr Fung Kwok King, Victor, Dr The Hon Sir Li Kwok Po, David, Aman Mehta and The Hon Raymond George Hardenbergh Seitz shall retire by rotation at the forthcoming annual general meeting of the Company. With the exception of Dr Fung Kwok King, Victor who does not offer himself for re-election, all the other retiring directors, being eligible, offer themselves for re-election at the forthcoming annual general meeting of the Company.

INDEPENDENT NON-EXECUTIVE DIRECTORS
The Company has received from each of its independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and considers that all the independent non-executive directors are independent.

DIRECTORS' SERVICE CONTRACTS
So Chak Kwong, Jack entered into a service contract with an indirect wholly-owned subsidiary of the Company on June 17, 2003 for a period of 3 years commencing July 25, 2003. This service contract provided for a compensation payment for early termination by the Company during the term of the contract. On March 29, 2006, So Chak Kwong, Jack entered into a new service contract with an indirect wholly-owned subsidiary of the Company for a period of 3 years commencing July 26, 2006 (on expiry of his first contract). His service contract provides for a compensation payment up to a maximum of 12 months' salary and housing benefits from the Company for early termination by the Company prior to the expiry of his contract, other than an early termination by the Company for cause or due to his sickness or disability.

Save as disclosed above, no director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract with the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at December 31, 2006, the directors and chief executive of the Company and their associates had the following interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") of the Listing Rules:

1. Interests in the Company

The table below sets out the aggregate long positions in the shares and underlying shares of the Company held by the directors and chief executive of the Company.

Name of Directors/ Chief Executive	Number of ordinary shares				Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
	Personal interests	Family interests	Corporate interests	Other interests			
Li Tzar Kai, Richard	–	–	250,109,824 *(Note 1(a))*	1,590,377,444 *(Note 1(b))*	–	1,840,487,268	27.27%
So Chak Kwong, Jack	6,483,000	–	–	–	47,000,000 *(Note 2)*	53,483,000	0.79%
Peter Anthony Allen	253,200	–	–	–	4,629,200 *(Note 3)*	4,882,400	0.07%
Alexander Anthony Arena	760,000	–	–	–	15,800,200 *(Note 4)*	16,560,200	0.25%
Chung Cho Yee, Mico	1,176,260	18,455 *(Note 5)*	–	–	14,390,400 *(Note 3)*	15,585,115	0.23%
Lee Chi Hong, Robert	992,600 *(Note 6(a))*	511 *(Note 6(b))*	–	–	6,000,000 *(Note 3)*	6,993,111	0.10%
Dr Fan Xingcha	–	–	–	–	7,000,000 *(Note 3)*	7,000,000	0.10%
Sir David Ford	–	–	–	–	3,000,000 *(Note 3)*	3,000,000	0.04%
Prof Chang Hsin-kang	64,000	–	–	–	–	64,000	0.001%
Dr The Hon Sir Li Kwok Po, David	600,000	–	–	–	–	600,000	0.009%

Notes:

1. (a) Of these shares, Pacific Century Diversified Limited ("PCD"), a wholly-owned subsidiary of Chiltonlink Limited, held 216,362,824 shares and Eisner Investments Limited held 33,747,000 shares. Li Tzar Kai, Richard owns 100% of Chiltonlink Limited and Eisner Investments Limited.

   (b) These interests represented:

   (i) a deemed interest in 36,726,857 shares of the Company held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited ("HWL"). Cheung Kong (Holdings) Limited ("Cheung Kong") through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a discretionary beneficiary of certain discretionary trusts which held units in unit trusts which in turn held interests in certain shares of Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares of the trustee companies which acted as trustees of such discretionary trusts and unit trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 36,726,857 shares of the Company held by Yue Shun Limited;

   (ii) a deemed interest in 26,877,286 shares of the Company held by Pacific Century Group Holdings Limited ("PCGH"). Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 26,877,286 shares of the Company held by PCGH; and

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS *(CONTINUED)*

1. Interests in the Company *(continued)*

Notes: *(continued)*

1. (b) *(continued)*

   (iii) a deemed interest in 1,526,773,301 shares of the Company held by Pacific Century Regional Developments Limited ("PCRD"), a company in which PCGH had, through certain wholly-owned subsidiaries being Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate of 75.33% interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 1,526,773,301 shares of the Company held by PCRD.

2. These interests represented So Chak Kwong, Jack's beneficial interest in:

   (a) 40,500,000 underlying shares in respect of share options granted by the Company to So Chak Kwong, Jack as beneficial owner, the details of which are set out in the section headed "SHARE OPTION SCHEMES" of this report; and

   (b) 6,500,000 underlying shares in respect of the shares granted by the Company to So Chak Kwong, Jack as beneficial owner.

3. These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in the section headed "SHARE OPTION SCHEMES" of this report.

4. These interests represented Alexander Anthony Arena's beneficial interest in: (a) 200 underlying shares held in the form of 20 American Depositary Receipts which constituted listed equity derivatives; and (b) 15,800,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in the section headed "SHARE OPTION SCHEMES" of this report.

5. These shares were held by the spouse of Chung Cho Yee, Mico.

6. (a) These shares were held jointly by Lee Chi Hong, Robert and his spouse.

   (b) These shares were held by the spouse of Lee Chi Hong, Robert.

2. Interests in Associated Corporation of the Company

The table below sets out the aggregate long positions in the shares and underlying shares of Pacific Century Premium Developments Limited ("PCPD") held by the directors and chief executive of the Company.

Name of Directors/ Chief Executive	Number of ordinary shares: Personal interests	Family interests	Corporate interests	Other interests	Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
So Chak Kwong, Jack	–	–	–	–	5,000,000	5,000,000	0.21%
Chung Cho Yee, Mico	–	–	–	–	5,000,000	5,000,000	0.21%

The above interests represented the interests in underlying shares in respect of share options granted by PCPD to the directors and chief executive of the Company as beneficial owners pursuant to PCPD's share option scheme, the details of which are set out in the section headed "SHARE OPTION SCHEMES" of this report.

Save as disclosed in the foregoing, none of the directors or chief executive of the Company or their associates had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of the Listing Rules.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company adopted a share option scheme on September 20, 1994 (the "1994 Scheme") and unless otherwise cancelled or amended, is valid and effective for 10 years from that date. The 1994 Scheme was amended at an extraordinary general meeting of the Company held on May 23, 2002 in order to, among other things, comply with the requirements of Chapter 17 of the Listing Rules which came into effect on September 1, 2001. At the annual general meeting of the Company held on May 19, 2004, the shareholders of the Company approved the termination of the 1994 Scheme and adoption of a new share option scheme (the "2004 Scheme"). The 2004 Scheme will remain in force for 10 years from the date of its adoption, unless otherwise cancelled or amended.

The Company operates share option schemes, namely the 1994 Scheme and the 2004 Scheme (collectively the "Schemes"), under which the Board may, at its discretion, grant share options to any eligible person to subscribe for shares of the Company subject to the terms and conditions stipulated therein. Following termination of the 1994 Scheme in 2004, no further share options will be granted under such scheme, but in all other respects the provisions of such scheme will remain in full force and effect.

The Schemes provide an opportunity for eligible persons to acquire proprietary interests in the Company and to encourage eligible persons to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. Eligible persons include, but are not limited to, any director, officer, employee, consultant, adviser, supplier, customer or sub-contractor of the Group or any member of it or any other person who has contributed to the development, growth or benefit of the Group as determined by the Board.

The maximum number of shares in respect of which options may be granted under the 2004 Scheme shall not in aggregate exceed 10% of the shares of the Company in issue as at the date of approval of such scheme. As at December 31, 2006, the total number of shares of the Company that may be issued upon exercise of all share options granted and yet to be exercised under the 2004 Scheme was 84,293,500, which represented 1.25% of the issued share capital of the Company as at that date. As at December 31, 2006, the total number of shares of the Company that may be issued on exercise of all share options granted and yet to be exercised under the 1994 Scheme was 126,823,328, which represented 1.88% of the issued share capital of the Company as at that date. The maximum entitlement for any eligible person (other than a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates) under the Schemes is that the total number of shares issued and to be issued on exercise of all options granted and to be granted in any 12-month period up to and including the date of the latest grant does not exceed 1% of the shares of the Company in issue at the relevant time. Any further grant of share options in excess of this limit is subject to shareholders' approval in general meeting.

The period within which an option may be exercised under each of the Schemes will be determined by the Board at its absolute discretion, save that no option may be exercised later than 10 years from the date of grant of the option.

Under each of the Schemes, the exercise price in relation to each option shall be determined by the Board at its absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant of such option; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of grant of such option; and (iii) the nominal value of a share on the date of grant of such option.

SHARE OPTION SCHEMES *(CONTINUED)*

1. Share Option Schemes of the Company *(continued)*

Details of the share options outstanding and movements during the year ended December 31, 2006 are as follows:

A. 1994 Scheme

(1) Outstanding options at January 1, 2006 and at December 31, 2006

Name or category of participant	Date of grant *(Notes 1 & 2)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options Outstanding at 01.01.2006	Number of options Outstanding at 12.31.2006
Directors/Chief Executive						
So Chak Kwong, Jack	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	12,000,000	12,000,000
Peter Anthony Allen	08.28.1999	08.17.2000 to 08.17.2002	08.17.2000 to 08.17.2009	11.7800	272,000	272,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	178,600	178,600
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	178,600	178,600
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	2,000,000	2,000,000
Alexander Anthony Arena	08.28.1999	08.17.2000 to 08.17.2004	08.17.2000 to 08.17.2009	11.7800	3,200,000	3,200,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	1,600,000	1,600,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	1,600,000	1,600,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	6,400,000	6,400,000
Chung Cho Yee, Mico	08.28.1999	08.17.2000 to 08.17.2004	08.17.2001 to 08.17.2009	11.7800	3,575,200	3,575,200
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	1,060,000	1,060,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	1,060,000	1,060,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	5,695,200	5,695,200
Lee Chi Hong, Robert	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	5,000,000	5,000,000
Sir David Ford	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	2,000,000	1,000,000
Yuen Tin Fan, Francis	08.28.1999	08.17.2000 to 08.17.2004	08.17.2003 to 08.17.2009	11.7800	2,134,000	*(Note 8)*
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	3,200,000	*(Note 8)*
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	3,200,000	*(Note 8)*
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	8,534,000	*(Note 8)*

SHARE OPTION SCHEMES *(CONTINUED)*

1. Share Option Schemes of the Company *(continued)*

A. 1994 Scheme *(continued)*

(1) Outstanding options at January 1, 2006 and at December 31, 2006 *(continued)*

Name or category of participant	Date of grant *(Notes 1 & 2)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options Outstanding at 01.01.2006	Number of options Outstanding at 12.31.2006
Employees						
In aggregate	08.17.1999 to 09.15.1999	*(Note 3)*	08.17.2000 to 08.17.2009	11.7800	6,430,925	6,289,858
	10.25.1999 to 11.23.1999	*(Note 3)*	10.25.2000 to 10.25.2009	22.7600	3,370,400	3,184,400
	02.08.2000 to 03.08.2000	02.08.2001 to 02.08.2003	02.08.2001 to 02.08.2010	75.2400	86,700	86,700
	08.26.2000 to 09.24.2000	*(Note 4)*	*(Note 4)*	60.1200	1,048,600	932,600
	10.27.2000 to 11.25.2000	*(Note 5)*	*(Note 5)*	24.3600	9,989,790	9,218,282
	01.22.2001 to 02.20.2001	*(Note 6)*	*(Note 6)*	16.8400	7,529,852	7,035,239
	02.20.2001	02.08.2002 to 02.08.2004	02.08.2002 to 02.08.2011	18.7600	86,700	86,700
	04.17.2001 to 05.16.2001	*(Note 7)*	*(Note 7)*	10.3000	1,147,040	1,122,560
	07.16.2001 to 09.15.2001	07.16.2002 to 07.16.2004	07.16.2002 to 07.16.2011	9.1600	365,760	272,680
	05.10.2002	*(Note 3)*	04.11.2003 to 04.11.2012	7.9150	86,700	86,700
	08.01.2002	08.01.2003 to 08.01.2005	08.01.2003 to 07.31.2012	8.0600	200,000	200,000
	11.13.2002	11.13.2003 to 11.13.2005	11.13.2003 to 11.12.2012	6.1500	6,820,000	6,680,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	46,939,006	35,577,675
	09.16.2003	09.16.2004 to 09.16.2006	09.16.2004 to 09.14.2013	4.9000	190,000	177,000
Others	08.17.1999 to 09.15.1999	*(Note 3)*	08.17.2000 to 08.17.2009	11.7800	800,000	800,000
	08.26.2000 to 09.24.2000	*(Note 4)*	*(Note 4)*	60.1200	2,800,000	2,800,000
	01.22.2001 to 02.20.2001	*(Note 6)*	*(Note 6)*	16.8400	2,800,000	2,800,000
	10.15.2001 to 11.13.2001	10.15.2002 to 10.15.2004	10.15.2002 to 10.15.2011	8.6400	120,000	120,000
	10.11.2002	Fully vested on 10.11.2002	10.11.2002 to 10.10.2007	8.6165	1,200,000	1,200,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	4,000,000	3,333,334

SHARE OPTION SCHEMES *(CONTINUED)*

1. **Share Option Schemes of the Company** *(continued)*

A. 1994 Scheme *(continued)*

(2) Options exercised during the year ended December 31, 2006

Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of shares acquired on exercise of options	Weighted average closing price of the shares immediately before the dates on which the options were exercised HK$
Director						
Sir David Ford	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	1,000,000	5.3982
Employees						
In aggregate	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	16,153,661	5.2166
	09.16.2003	09.16.2004 to 09.16.2006	09.16.2004 to 09.14.2013	4.9000	13,000	5.6000
Others	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	666,666	5.5725

During the year under review, no share options were exercised by any directors or chief executive of the Company, employees of the Group or other participants save as disclosed above.

(3) Options cancelled or lapsed during the year ended December 31, 2006

Name or category of participant	Exercise price HK$	Number of options cancelled	Number of options lapsed
Employees			
In aggregate	11.7800	–	2,275,067
	22.7600	–	186,000
	60.1200	–	3,316,000
	24.3600	–	771,508
	16.8400	–	3,694,613
	10.3000	–	24,480
	9.1600	–	93,080
	6.1500	–	140,000
	4.3500	–	3,741,670

SHARE OPTION SCHEMES *(CONTINUED)*

1. Share Option Schemes of the Company *(continued)*

B. 2004 Scheme

(1) Outstanding options at January 1, 2006 and at December 31, 2006

Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options Outstanding at 01.01.2006	Number of options Outstanding at 12.31.2006
Directors/Chief Executive						
So Chak Kwong, Jack	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	3,500,000	3,500,000
	09.15.2006	09.15.2007 to 09.15.2009	09.15.2007 to 09.14.2010	4.9240	–	25,000,000
Peter Anthony Allen	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	2,000,000	2,000,000
Alexander Anthony Arena	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	3,000,000	3,000,000
Chung Cho Yee, Mico	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	3,000,000	3,000,000
Lee Chi Hong, Robert	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	1,000,000	1,000,000
Dr Fan Xingcha	09.01.2005	09.01.2006 to 09.01.2008	09.01.2006 to 08.31.2010	5.2500	7,000,000	7,000,000
Sir David Ford	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	2,000,000	2,000,000
Yuen Tin Fan, Francis	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	3,000,000	*(Note 8)*
Employees						
In aggregate	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	48,099,000	37,793,500

(2) Options granted during the year ended December 31, 2006

Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options granted	Closing price of the shares immediately before the date on which the options were granted HK$
Directors/Chief Executive						
So Chak Kwong, Jack	09.15.2006	09.15.2007 to 09.15.2009	09.15.2007 to 09.14.2010	4.9240	25,000,000	4.9600

SHARE OPTION SCHEMES *(CONTINUED)*

1. **Share Option Schemes of the Company** *(continued)*

B. 2004 Scheme *(continued)*

(2) Options granted during the year ended December 31, 2006 *(continued)*

The weighted average values per option granted during the year ended December 31, 2006 estimated at the date of grant using the trinomial option pricing model was HK$0.95. The weighted average assumptions used are as follows:

	2006	2005
Risk-free interest rate	**3.94%**	2.54%
Expected life (in years)	**4.00**	4.09
Volatility	**0.28**	0.32
Expected dividend per share	**HK$0.185**	HK$0.15

The trinomial option pricing model was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the trinomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

The accounting policy adopted for the share options is described in note 2(dd)(iii) to the consolidated financial statements.

(3) Options exercised during the year ended December 31, 2006

Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of shares acquired on exercise of options	Weighted average closing price of the shares immediately before the dates on which the options were exercised HK$
Employees						
In aggregate	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	9,317,500	5.3797

During the year under review, no share options were exercised by any directors or chief executive of the Company, employees of the Group or other participants save as disclosed above.

(4) Options cancelled or lapsed during the year ended December 31, 2006

Name or category of participant	Exercise price HK$	Number of options cancelled	Number of options lapsed
Employees			
In aggregate	4.4750	–	3,988,000

SHARE OPTION SCHEMES *(CONTINUED)*

2. Share Option Schemes of Subsidiaries of the Company

A. PCPD

PCPD, an indirect non wholly-owned subsidiary of the Company, adopted a share option scheme on March 17, 2003 (the "2003 PCPD Scheme"), which was valid for 10 years after the date of adoption. In order to align the terms of the share option scheme of PCPD with those of the Company and in view of the limited number of shares capable of being issued under the 2003 PCPD Scheme relative to the current capital base of PCPD, the shareholders of PCPD approved the termination of the 2003 PCPD Scheme and the adoption of a new share option scheme (the "2005 PCPD Scheme"), particulars of which are set out in note 32(d) to the consolidated financial statements, at PCPD's annual general meeting held on May 13, 2005. The 2005 PCPD Scheme became effective on May 23, 2005 following its approval by the shareholders of the Company. No further share options will be granted under the 2003 PCPD Scheme following its termination, but the provisions of such scheme will remain in full force and effect with respect to the options granted prior to its termination. The board of directors of PCPD may, at its discretion, grant share options to any eligible person to subscribe for shares in PCPD subject to the terms and conditions stipulated in the 2005 PCPD Scheme.

Details of the share options outstanding under the 2003 PCPD Scheme and movements during the year ended December 31, 2006 are as follows:

2003 PCPD Scheme

(1) Outstanding options at January 1, 2006 and at December 31, 2006

					Number of options	
Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Outstanding at 01.01.2006	Outstanding at 12.31.2006
Directors/Chief Executive of the Company						
So Chak Kwong, Jack	12.20.2004	Fully vested on 12.20.2004	12.20.2004 to 12.19.2014	2.375	5,000,000	5,000,000
Chung Cho Yee, Mico	12.20.2004	Fully vested on 12.20.2004	12.20.2004 to 12.19.2014	2.375	5,000,000	5,000,000

As at December 31, 2006, the total number of shares of PCPD that may be issued upon exercise of all share options granted and yet to be exercised under the 2003 PCPD Scheme was 10,000,000, which represented 0.42% of the issued share capital of PCPD as at that date.

(2) Options granted during the year ended December 31, 2006

During the year under review, no share options were granted to any directors or chief executive of the Company or other participants (as defined in the 2003 PCPD Scheme).

(3) Options exercised during the year ended December 31, 2006

During the year under review, no share options were exercised by any directors or chief executive of the Company.

(4) Options cancelled or lapsed during the year ended December 31, 2006

During the year under review, no share options were cancelled or lapsed.

2005 PCPD Scheme

No share options have been granted under the 2005 PCPD Scheme since its adoption.

SHARE OPTION SCHEMES *(CONTINUED)*

2. Share Option Schemes of Subsidiaries of the Company *(continued)*

B. SUNDAY Communications Limited (in voluntary liquidation) ("SUNDAY")

SUNDAY, an indirect non wholly-owned subsidiary of the Company, adopted a share option scheme on March 1, 2000 (the "2000 SUNDAY Scheme"). On May 22, 2002, the shareholders of SUNDAY approved the adoption of a new share option scheme (the "2002 SUNDAY Scheme") and termination of the 2000 SUNDAY Scheme. On termination of the 2000 SUNDAY Scheme, no further share options will be granted thereunder. No share options were outstanding during the year under review under the 2000 SUNDAY Scheme. The board of directors of SUNDAY may, at its discretion, grant share options to any eligible person to subscribe for shares in SUNDAY subject to the terms and conditions stipulated in the 2002 SUNDAY Scheme. No share options have been granted under the 2002 SUNDAY Scheme since its adoption.

Notes:

1. All dates are shown month/day/year.
2. Due to the large number of employees participating in the 1994 Scheme, certain information such as the date of grant can only be shown within a reasonable range in this report. For options granted to employees, the options were granted, where applicable, during the underlying periods for acceptance of the offer of such options by the employees concerned.
3. These options vest in installments during a period starting from the first anniversary of the offer date of such options (the "Offer Date") and ending on either the third or fifth anniversary of the Offer Date inclusive.
4. These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2003 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
5. These options vest in installments during a period starting from: (i) March 15, 2001 and ending on March 15, 2005 inclusive; or (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
6. These options vest in installments during a period starting from: (i) dates ranging between the date of grant to August 26, 2001 and ending on dates ranging between December 7, 2002 to August 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
7. These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
8. The outstanding share options were reclassified to "Employees" under the share option scheme of the Company.

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries, holding companies or fellow subsidiaries a party to any arrangement that may enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors or chief executive of the Company or their spouses or children under 18 years of age had any right to subscribe for equity or debt securities of the Company or any of its associated corporations or had exercised any such right during the year.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

As at December 31, 2006, the following persons (other than any directors or chief executive of the Company) were substantial shareholders of the Company (as defined in the Listing Rules) and had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder	*Note*	Number of shares/underlying shares held	Percentage of issued share capital
Interests			
PCRD		1,526,773,301	22.62%
PCGH	*1*	1,553,650,587	23.02%
Star Ocean Ultimate Limited	*2*	1,553,650,587	23.02%
The Ocean Trust	*2*	1,553,650,587	23.02%
The Starlite Trust	*2*	1,553,650,587	23.02%
OS Holdings Limited	*2*	1,553,650,587	23.02%
Ocean Star Management Limited	*2*	1,553,650,587	23.02%
The Ocean Unit Trust	*2*	1,553,650,587	23.02%
The Starlite Unit Trust	*2*	1,553,650,587	23.02%
China Network Communications Group Corporation ("China Netcom Group")	*3*	1,343,571,766	19.90%

Notes:

1. These interests represented (i) PCGH's beneficial interests in 26,877,286 shares; and (ii) PCGH's interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.33% of PCRD) in 1,526,773,301 shares held by PCRD.

2. On April 18, 2004, Li Tzar Kai, Richard transferred the entire issued share capital of PCGH to Ocean Star Management Limited as trustee of The Ocean Unit Trust and The Starlite Unit Trust. The entire issued share capital of Ocean Star Management Limited was held by OS Holdings Limited. The Ocean Trust and The Starlite Trust held all units of The Ocean Unit Trust and The Starlite Unit Trust respectively. Star Ocean Ultimate Limited was the discretionary trustee of The Ocean Trust and The Starlite Trust.

3. China Netcom Group indirectly holds these interests through its indirect wholly-owned subsidiary China Netcom Corporation (BVI) Limited.

INTERESTS AND SHORT POSITIONS OF OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

As at December 31, 2006, the following persons (not being the directors or chief executive or substantial shareholders (as disclosed in the previous section headed "INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS") of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder		Number of shares/underlying shares held	Percentage of issued share capital
Interests			
Ocean Star Investment Management Limited	*Note*	1,553,650,587	23.02%

Note:

Ocean Star Investment Management Limited was deemed interested under the SFO in the shares of the Company by virtue of it being the investment manager of The Ocean Unit Trust and The Starlite Unit Trust which together held 100% of PCGH (see the Notes of the previous section headed "INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS").

Save as disclosed above in this section and the previous section headed "INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS", the Company had not been notified of any other person (other than any directors or chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at December 31, 2006.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group's business (as defined in the Listing Rules) to which the Company, its subsidiaries, its holding companies or any of its fellow subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

The interests of the directors of the Company in competing business as at December 31, 2006 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Directors	Names of companies	Nature of business	Nature of interests
Li Tzar Kai, Richard	Cheung Kong and its subsidiaries (the "Cheung Kong Group")	Property development and investment, hotel and serviced suite operation, property and project management and investment in securities	Deemed interests in Cheung Kong *(Note 1)*
	HWL and its subsidiaries (the "Hutchison Group")	Ports and related services, property and hotels, retail and manufacturing, energy, infrastructure, finance and investments, and telecommunications	Certain personal and deemed interests in HWL *(Note 2)*
Chung Cho Yee, Mico *(Note 3)*	Capital Strategic Investment Limited ("CSI") and its subsidiaries	Property investment and securities investment	Non-Executive Chairman and beneficial owner of 34.23% of CSI
Zhang Chunjiang	China Netcom Group and its subsidiaries including China Netcom Group Corporation (Hong Kong) Limited ("CNC HK")	*(Note 4)*	Chairman of China Netcom Group and Chairman and Executive Director of CNC HK
Dr Tian Suning	China Netcom Group and its subsidiaries including CNC HK	*(Note 4)*	Chief Executive Officer of China Netcom Group and Vice Chairman and Non-Executive Director of CNC HK
	AsiaInfo Holdings Inc.	Provider of high quality software and solutions in the PRC	Director

DIRECTORS' INTERESTS IN COMPETING BUSINESS *(CONTINUED)*

In addition, Li Tzar Kai, Richard, Peter Anthony Allen, Alexander Anthony Arena and Lee Chi Hong, Robert are directors of certain private companies (the "Private Companies"), which are engaged in property development and investment in Hong Kong (a development called Gough Hill) and Japan (investments in certain residential properties). Subsequent to the year end, Alexander Anthony Arena ceased to be a director of the Private Companies.

Further, Li Tzar Kai, Richard, Peter Anthony Allen and Alexander Anthony Arena are directors of PCRD. PCRD acts as an investment holding company of, among others, interests in the Company and investments in India and Vietnam.

The business interests of the Private Companies in Hong Kong are not significant when compared with the business of the Group and it is unlikely that such business interests will compete with the business of the Group. The business interests in Japan, India and Vietnam are also unlikely to compete with the existing business of the Group.

Li Tzar Kai, Richard has a controlling interest in some of the Private Companies. Further, he is or may be regarded as interested in PCRD and PCGH due to the interests as disclosed in the section headed "DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS" of this report.

As PCRD and the Private Companies are involved in the development and/or investment of properties of different types and/or in different locations, the Group has been operating independently of, and at arm's length from, the businesses of those companies.

Furthermore, the Group holds minority equity interests in a number of Internet-related companies in which the Group is entitled to appoint, and has appointed, one or more directors to the board of these companies to represent the interests of the Group. Some or all of these companies may compete directly or indirectly, with certain aspects of the Group's business.

Other than as disclosed above, none of the directors is interested in any business, apart from the Group's businesses, which competes or is likely to compete, either directly or indirectly, with the Group's businesses.

Notes:

1. Certain businesses of the Cheung Kong Group may compete with certain aspects of the business of the Group. Li Tzar Kai, Richard is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of Cheung Kong. Li Tzar Kai, Richard holds one-third of the issued share capital of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. In view of the above, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Cheung Kong Group.

2. Li Tzar Kai, Richard was a director of HWL and certain of its subsidiaries until August 16, 2000, the day before the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) became effective. Certain businesses of the Hutchison Group compete with certain aspects of the business of the Group. Li Tzar Kai, Richard has a personal interest in 110,000 shares in HWL, and is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL. Li Tzar Kai, Richard holds one-third of the issued share capital of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. In view of the above, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Group.

3. Chung Cho Yee, Mico holds direct personal interest in a private company, which engages in property investment or development in Repulse Bay, Hong Kong.

4. China Netcom Group is a state-owned enterprise established under the laws of the PRC. It is engaged principally in the provision of telecommunications services in the PRC and is the holder of more than 70% of CNC HK, whose shares are listed and traded on the Stock Exchange. CNC HK provides fixed-line telecommunications services including fixed-line telephone services, broadband and other Internet-related services, business and data communications services, and international telecommunications services in the PRC and the Asia-Pacific region.

CHARITABLE DONATIONS

During the year, the Group made charitable donations of approximately HK$0.1 million (2005: HK$3.2 million).

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events are set out in note 43 to the consolidated financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the listed securities of the Company.

CONTINUING CONNECTED TRANSACTIONS

Certain transactions entered into by the Group constituted continuing connected transactions under the Listing Rules. Details of the transactions are set out as follows:

1. **China Telecommunications Corporation ("China Telecom") and its subsidiaries and associates (collectively, the "China Telecom Group")**

   The Group from time to time enters into transactions with the China Telecom Group (the "CTC Transactions") relating to the services provided and to be provided by the Group relating to solutions and systems integration services, project management, advisory, training, applications development, design, maintenance and implementation services, equipment and equipment installation products and services that support a variety of telecommunications products and services within the PRC, voice and data communications products and services (including without limitation to bandwidth services), and the acquisition or sale or delivery of international and associated domestic connectivity products and services and/or telephone traffic minutes of use (the "Services").

   Unihub China Information Technology Company Limited ("UCIT") is a 50/50 equity joint venture company established in the PRC by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin Post and Telecommunications Economy Development Centre ("China Huaxin"), a wholly-owned subsidiary of China Telecom. UCIT is an indirect non wholly-owned subsidiary of the Company because the Company indirectly controls the composition of a majority of the board of directors of UCIT. China Telecom is regarded as a connected person (as defined in the Listing Rules) of the Company because China Huaxin is a substantial shareholder of UCIT and China Telecom is an associate of China Huaxin. Accordingly, members of the China Telecom Group are connected persons of the Company and transactions between the Group and the China Telecom Group constitute connected transactions for the Company under the Listing Rules.

   Given the anticipated recurring nature of the Services to be provided by the Group to the China Telecom Group, the CTC Transactions constitute continuing connected transactions for the Company under the Listing Rules. As disclosed in the Company's announcement dated August 27, 2004, the annual cap of the CTC Transactions for the financial year ending December 31, 2006 is HK$563 million and the consideration for each of the CTC Transactions is a fixed sum set out in the relevant agreements between the relevant parties for a fixed term of not more than 3 years, settled by way of cash and determined by arm's length negotiations between the relevant parties with reference to (i) the estimated costs of the provision of the relevant Services to the China Telecom Group; and (ii) if applicable, the estimated costs of the relevant hardware equipment and the resources to be incurred by the Group for installing the same.

   The aggregate value of the CTC Transactions made between the Group and the China Telecom Group for the year ended December 31, 2006 was approximately HK$552 million.

   As referred to in the Company's announcement dated February 15, 2007 (the "CTC Announcement"), the Company set an annual cap for each of the following categories of transactions for the three financial years ending December 31, 2009 based on the nature of the transactions from time to time entered into with the China Telecom Group:

   (1) Provision of data services by the Group to the China Telecom Group;

   (2) Provision of data services by the China Telecom Group to the Group; and

   (3) Provision of systems integration services by the Group to the China Telecom Group.

   As disclosed in the CTC Announcement, the Group may from time to time enter into capacity purchase or sales contracts relating to the grant of indefeasible rights to use bandwidth capacity (the "IRU Contracts") available on both groups' networks to and/or from the China Telecom Group. The IRU Contracts are categorised under data services (as mentioned above) and are part of the normal commercial services of the Group. Access Capital Limited, the independent financial adviser appointed in accordance with the Listing Rules, confirmed that it is normal business practice for the duration of the IRU Contracts to exceed 3 years and be for a term up to 15 years.

CONTINUING CONNECTED TRANSACTIONS *(CONTINUED)*

2. China Network Communications Group Corporation ("China Netcom Group") and its subsidiaries and associates (collectively, the "CNC Group")

On August 12, 2005, the Company announced that the Group from time to time enters into transactions with the CNC Group relating to the acquisition and provision of certain information technology services and products. China Netcom Corporation (BVI) Limited, an indirect wholly-owned subsidiary of China Netcom Group, is a substantial shareholder and connected person of the Company. Accordingly, the transactions between the Group and the CNC Group constitute continuing connected transactions for the Company under the Listing Rules and are classified into the following categories based on the nature of the transactions (the "CNC Transactions"):

(1) Provision of data services by the Group to the CNC Group;

(2) Provision of data services by the CNC Group to the Group; and

(3) Provision of systems integration services by the Group to the CNC Group.

The consideration for each of the above categories of CNC Transactions is a fixed sum set out in the relevant agreements between the relevant parties, settled by way of cash and determined by arm's length negotiations between the relevant parties with reference to (i) the estimated costs of the provision of the relevant services to and/or from the CNC Group; and (ii) if applicable, the estimated costs of the relevant hardware equipment and the resources to be incurred by the Group for installing the same. In general, the duration or term of each CNC Transaction will not exceed 3 years, other than those capacity purchase and sale contracts relating to the grant of indefeasible rights to use bandwidth capacity (the "IRU Contracts") available on both groups' networks to and/or from the CNC Group. As disclosed in the Company's announcement dated August 12, 2005 (the "CNC Announcement"), the annual caps for the financial year ending December 31, 2006 in respect of the above categories (1), (2) and (3) are approximately HK$250 million, HK$100 million and HK$300 million respectively.

The Group may from time to time enter into capacity purchase or sale contracts relating to the IRU Contracts which are categorised under data services (as mentioned above) and are part of the normal commercial activities of the Group. As disclosed in the CNC Announcement, Access Capital Limited, the independent financial adviser appointed in accordance with the Listing Rules confirmed that it is normal business practice for the duration of the IRU Contracts to exceed 3 years and be for a term up to 15 years.

On April 12, 2006, the Company announced that the annual cap in respect of the provision of data services by the CNC Group to the Group (category (2) above) would be increased to HK$290 million for the financial year ending December 31, 2006 as a result of the increase in volume of transactions in relation to the provision of data services. Other than such increase, the annual caps for the remaining categories of transactions as disclosed in the CNC Announcement (categories (1) and (3) above) for the financial year ending December 31, 2006 remain unchanged.

The aggregate value and the annual caps of each category of transactions are set out below:

Category	Aggregate Value For the financial year ended December 31, 2006 (HK$'000)	CNC Annual Cap For the financial year ended December 31, 2006 (HK$'000)
(1) Provision of data services by the Group to the CNC Group	17,879	250,000
(2) Provision of data services by the CNC Group to the Group	45,866	290,000
(3) Provision of systems integration services by the Group to the CNC Group	15,863	300,000

CONTINUING CONNECTED TRANSACTIONS *(CONTINUED)*

3. Annual Review of Continuing Connected Transactions

The Board of Directors (the "Board") engaged the Auditors of the Company to conduct a review of the CTC Transactions and the CNC Transactions entered into by the Group for the year ended December 31, 2006. The Auditors have reported their factual findings to the Board.

The Board, including the independent non-executive directors of the Company, has reviewed and confirmed that the CTC Transactions and the CNC Transactions for the year ended December 31, 2006 were entered into:

(i) in the ordinary and usual course of the business of the Group;

(ii) either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In addition, the Auditors of the Company confirmed to the Board in writing that for the year ended December 31, 2005, the CTC Transactions and the CNC Transactions:

(i) were approved by the Board;

(ii) were in accordance with the pricing policies of the Group if the CTC Transactions and the CNC Transactions involve provision of goods or services by the Group;

(iii) were entered into in accordance with the relevant agreements governing the CTC Transactions and the CNC Transactions; and

(iv) did not exceed the respective annual caps of the CTC Transactions and the CNC Transactions disclosed in the Company's previous announcements.

CONNECTED TRANSACTIONS

1. Acquisition of 50% interests in 網通寬帶網絡有限責任公司 ("CNCBB")

On March 2, 2006, PCCW IMS China Development Company Limited ("PCCW IMS China"), an indirect wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement (the "Sale and Purchase Agreement") with China Netcom Group and 中國網絡通信(控股)有限公司("China Netcom Holdings") (as vendors) and CNCBB (as the target company) (all being connected persons of the Company as defined in the Listing Rules) whereby PCCW IMS China would acquire an aggregate of 50% of the registered capital of CNCBB in accordance with the terms of the Sale and Purchase Agreement as more particularly described in the Company's announcement dated March 2, 2006. The Sale and Purchase Agreement was substantially based on the framework set out in the Framework Agreement entered into by the parties which was disclosed in the Company's announcement dated August 25, 2005. The consideration for the acquisition of 50% interests in CNCBB from the CNC Group was RMB318 million payable in Hong Kong dollars. On December 21, 2006, PCCW IMS China transferred all of its rights and interests in the Sale and Purchase Agreement to PCCW Teleservices (Hong Kong) Limited ("PCCW Teleservices"), an indirect wholly-owned subsidiary of the Company. PCCW Teleservices became a shareholder of CNCBB on January 11, 2007.

2. Subscription of interest in Limited Partnership

Pursuant to an Amended and Restated Limited Partnership Agreement dated April 20, 2006 entered into among, *inter alia*, Internet Applications Limited ("IAL"), an indirect wholly-owned subsidiary of the Company and CBC Partners, L.P., the General Partner of China Broadband Capital Partners L.P. ("the Fund"), IAL agreed to invest up to a maximum of US$50 million in the Fund. The Fund has been established to invest principally in telecommunications, media and technology related companies with substantial markets and/or operations in the PRC.

The General Partner of the Fund is indirectly wholly-owned by Dr Tian Suning, a Deputy Chairman and Non-Executive Director of the Company. Accordingly, the General Partner of the Fund is an associate of Dr Tian Suning under the Listing Rules and, therefore, a connected person of the Company under the Listing Rules. The investment by IAL of a limited partnership interest in the Fund constituted a connected transaction for the Company under the Listing Rules.

RELATED PARTY TRANSACTIONS

Details of the related party transactions undertaken in normal course of business are set out in note 4 to the consolidated financial statements. In relation to those related party transactions that constituted connected transactions under the Listing Rules, they have complied with applicable requirements in accordance with the Listing Rules.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Company's directors.

AUDITORS

The financial statements for the financial year ended December 31, 2006 have been audited by PricewaterhouseCoopers who will retire on conclusion of the forthcoming annual general meeting. A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

Philana WY Poon
Group General Counsel and Company Secretary
Hong Kong, March 28, 2007

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PCCW LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of PCCW Limited (the "Company") and its subsidiaries (collectively the "Group") set out on pages 74 to 161, which comprise the consolidated and company balance sheets as at December 31, 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 28, 2007

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2006

In HK$ million (except for earnings per share)	Note(s)	**2006**	2005
Turnover	5 & 6	**25,637**	22,499
Cost of sales		**(12,686)**	(10,467)
General and administrative expenses		**(9,191)**	(8,052)
Other gains, net	7	**42**	626
Losses on property, plant and equipment	8	**(11)**	(52)
Interest income		**732**	533
Finance costs	10	**(2,008)**	(2,234)
Share of results of jointly controlled companies		**–**	1
Share of results of associates		**37**	120
Impairment losses on interests in jointly controlled companies and associates		**–**	(4)
Profit before taxation	9	**2,552**	2,970
Income tax	12(a)	**(920)**	(1,103)
Profit for the year	6(a)	**1,632**	1,867
Attributable to:			
Equity holders of the Company		**1,252**	1,595
Minority interests		**380**	272
Profit for the year		**1,632**	1,867
Dividends payable to equity holders of the Company attributable to the year:	14(a)		
Interim dividend declared and paid during the year		**438**	437
Final dividend proposed after the balance sheet date		**811**	807
		1,249	1,244
Earnings per share	15		
Basic		**18.59 cents**	24.97 cents
Diluted		**18.54 cents**	24.92 cents

The notes on pages 81 to 161 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2006

In HK$ million		2006		
	Note(s)	Attributable to equity holders of the Company	Minority interests	Total equity
At January 1, 2006		**610**	**2,122**	**2,732**
Translation exchange differences	33	**142**	**48**	**190**
Fair value gains from available-for-sale financial assets	33	**78**	**–**	**78**
Cash flow hedges: effective portion of changes in fair value	33	**(428)**	**–**	**(428)**
Net (losses)/gains recognized directly in equity		**(208)**	**48**	**(160)**
Transfer to income statement on disposal of available-for-sale financial assets	33	**(88)**	**–**	**(88)**
Cash flow hedges: transfer from equity to income statement	33	**(19)**	**–**	**(19)**
Net profit for the year		**1,252**	**380**	**1,632**
Total recognized income for the year		**937**	**428**	**1,365**
Exercise of employee share options		**119**	**–**	**119**
Employee share-based compensation	33	**47**	**(2)**	**45**
Forfeiture of lapsed shares under share award schemes	33	**(13)**	**–**	**(13)**
Purchase of shares under share award schemes	33	**(24)**	**–**	**(24)**
Movements in equity arising from capital transactions		**129**	**(2)**	**127**
		1,676	**2,548**	**4,224**
Dividend paid in respect of the previous year	14(b) & 33	**(808)**	**–**	**(808)**
Dividend declared and paid in respect of the current year	14(a) & 33	**(438)**	**–**	**(438)**
Dividend paid to minority shareholders of a subsidiary		**–**	**(64)**	**(64)**
Decrease in minority interests arising from increase in holding of a subsidiary		**–**	**(15)**	**(15)**
At December 31, 2006		**430**	**2,469**	**2,899**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(CONTINUED)*

For the year ended December 31, 2006

In HK$ million		2005		
	Note(s)	Attributable to equity holders of the Company	Minority interests	Total equity
At January 1, 2005		(7,997)	1,859	(6,138)
Translation exchange differences	33	(11)	27	16
Fair value gains from available-for-sale financial assets	33	89	–	89
Net gains recognized directly in equity		78	27	105
Net profit for the year		1,595	272	1,867
Total recognized income for the year		1,673	299	1,972
Exercise of employee share options		22	–	22
Employee share-based compensation	33	100	2	102
Issue of ordinary shares, net of issuing expenses		7,894	–	7,894
Movements in equity arising from capital transactions		8,016	2	8,018
		1,692	2,160	3,852
Dividend paid in respect of the previous year	14(b) & 33	(645)	–	(645)
Dividend declared and paid in respect of the current year	14(a) & 33	(437)	–	(437)
Dividend paid to minority shareholders of a subsidiary		–	(79)	(79)
Increase in minority interests arising on exercise of convertible note issued by a subsidiary		–	88	88
Increase in minority interests arising from acquisition of a subsidiary		–	11	11
Decrease in minority interests arising from disposal of a subsidiary		–	(58)	(58)
At December 31, 2005		610	2,122	2,732

The notes on pages 81 to 161 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at December 31, 2006

In HK$ million	Note	2006	2005
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	16	**16,497**	16,012
Investment properties	17	**3,639**	3,390
Interests in leasehold land	18	**1,140**	661
Properties under development	19	**2,039**	1,935
Goodwill	20	**3,140**	2,661
Intangible assets	21	**1,349**	1,326
Interest in jointly controlled companies	23	**10**	10
Interest in associates	24	**637**	695
Held-to-maturity investments	25	**12**	18
Available-for-sale financial assets	25(a)	**496**	526
Amounts due from related companies	4(d)	**16**	15
Net lease payments receivable	36	**203**	203
Deferred tax assets	34(a)	**174**	4
Other non-current assets		**359**	118
		29,711	27,574
Current assets			
Properties under development	19	**1,231**	5,538
Properties for sale		**290**	131
Sales proceeds held in stakeholders' accounts	26(a)	**3,472**	4,293
Restricted cash	26(b)	**5,128**	1,592
Prepayments, deposits and other current assets	26(c)	**1,361**	1,382
Inventories	26(d)	**544**	534
Amounts due from related companies	4(d)	**44**	45
Derivative financial instruments	29	**–**	102
Financial assets at fair value through profit or loss	25(b)	**50**	312
Investment in unconsolidated subsidiaries held for sale	26(e)	**–**	45
Accounts receivable, net	26(f)	**2,580**	2,056
Tax recoverable		**64**	–
Cash and cash equivalents	37(d)	**4,951**	9,679
		19,715	25,709
Current liabilities			
Short-term borrowings	26(g)	**(13,995)**	(6,500)
Derivative financial instruments	29	**(555)**	(62)
Accounts payable	26(h)	**(1,022)**	(997)
Accruals, other payables and deferred income		**(4,989)**	(5,214)
Provisions	28	**(1,914)**	(5,299)
Mobile carrier licence fee liabilities	35	**(58)**	–
Amounts due to related companies	4(d)	**(886)**	(1,153)
Gross amount due to customers for contract work	26(i)	**(7)**	(11)
Advances from customers		**(1,437)**	(2,269)
Taxation		**(794)**	(855)
		(25,657)	(22,360)
Net current (liabilities)/assets		**(5,942)**	3,349
Total assets less current liabilities		**23,769**	30,923

CONSOLIDATED BALANCE SHEET *(CONTINUED)*
As at December 31, 2006

In HK$ million	Note	**2006**	2005
Non-current liabilities			
Long-term liabilities	27	**(15,438)**	(22,857)
Amounts due to minority shareholders of subsidiaries		**(11)**	(11)
Deferred tax liabilities	34(a)	**(2,179)**	(2,181)
Deferred income		**(1,015)**	(860)
Defined benefit liability	31(a)(i)	**(11)**	(13)
Provisions	28	**(1,591)**	(1,435)
Mobile carrier licence fee liabilities	35	**(539)**	(531)
Other long-term liabilities	29(c)	**(86)**	(303)
		(20,870)	(28,191)
Net assets		**2,899**	2,732
CAPITAL AND RESERVES			
Share capital	30	**1,688**	1,681
Deficit	33	**(1,258)**	(1,071)
Equity attributable to equity holders of the Company		**430**	610
Minority interests		**2,469**	2,122
Total equity		**2,899**	2,732

Approved by the Board of Directors on March 28, 2007 and signed on behalf of the Board by

Alexander Anthony Arena
Director

Chung Cho Yee, Mico
Director

The notes on pages 81 to 161 form part of these financial statements.

BALANCE SHEET

As at December 31, 2006

In HK$ million	Note	**2006**	2005
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	16	**2**	3
Investments in subsidiaries	22	**20,469**	18,485
Other non-current assets		**20**	–
		20,491	18,488
Current assets			
Restricted cash	26(b)	**4,301**	–
Prepayments, deposits and other current assets		**4,145**	7
Amounts due from subsidiaries	22(a)	**12,371**	76,039
Amounts due from an associate	24	–	1
Cash and cash equivalents	37(d)	**219**	4,980
		21,036	81,027
Current liabilities			
Short-term borrowings	26(g)	**(6,300)**	–
Derivative financial instruments	29	**(6)**	(15)
Accruals and other payables		**(10)**	(13)
Amounts due to subsidiaries	22(b)	**–**	(67,508)
Taxation		**(51)**	(24)
		(6,367)	(67,560)
Net current assets		**14,669**	13,467
Total assets less current liabilities		**35,160**	31,955
Net assets		**35,160**	31,955
CAPITAL AND RESERVES			
Share capital	30	**1,688**	1,681
Reserves	33	**33,472**	30,274
Total equity		**35,160**	31,955

Approved by the Board of Directors on March 28, 2007 and signed on behalf of the Board by

Alexander Anthony Arena
Director

Chung Cho Yee, Mico
Director

The notes on pages 81 to 161 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2006

In HK$ million	Note	**2006**	2005
NET CASH GENERATED FROM OPERATING ACTIVITIES	37(a)	**6,522**	4,639
INVESTING ACTIVITIES			
Proceeds from disposals of property, plant and equipment, interests in leasehold land, investment properties and other investments		**10**	2,524
Purchases of property, plant and equipment		**(3,175)**	(2,491)
Purchases of investment properties		**(127)**	–
Purchases of other intangible assets		**(237)**	(20)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	37(b)	–	(1,052)
Purchases of non-controlling interest in subsidiaries		**(494)**	(459)
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	37(c)	–	111
Collection of cash in respect of other receivables acquired in the reverse acquisition of Dong Fang Gas Holdings Limited ("DFG")		–	13
Proceeds from termination of derivative financial instruments		**18**	333
Proceeds from disposals of available-for-sale financial assets and held-to-maturity investments		**114**	197
Proceeds from disposals of financial assets at fair value through profit or loss		**155**	129
Amounts received from an associate		–	586
Purchases of financial assets at fair value through profit or loss		**(54)**	(102)
Purchases of available-for-sale financial assets		**(37)**	(167)
Interest received		**63**	159
Dividend received from associates		**46**	67
Dividend received from investments		**6**	10
Proceeds from termination of finance leases		**56**	113
Prepayment for investment in a jointly controlled company		**(8)**	–
Instalments received from the disposal of unconsolidated subsidiaries		**10**	–
NET CASH USED IN INVESTING ACTIVITIES		**(3,654)**	(49)
FINANCING ACTIVITIES			
Proceeds from issuance of shares, net of issuing expenses		–	7,894
Proceeds from exercise of employee share options		**119**	22
Purchases of shares under share award schemes		**(24)**	–
Finance fees incurred for raising debts		**(132)**	(47)
New loans raised		**20,518**	10,398
Interest paid		**(1,752)**	(1,652)
Repayments of loans		**(20,707)**	(874)
Redemption of convertible note and bonds		–	(12,965)
Dividends paid to shareholders of the Company		**(1,246)**	(1,082)
Dividends paid to minority shareholders of a subsidiary		**(64)**	(79)
Increase in restricted cash		**(4,301)**	–
NET CASH (USED IN)/GENERATED FROM FINANCING ACTIVITIES		**(7,589)**	1,615
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(4,721)**	6,205
Exchange realignment		**(7)**	(20)
CASH AND CASH EQUIVALENTS			
Beginning of year		**9,679**	3,494
End of year	37(d)	**4,951**	9,679

The notes on pages 81 to 161 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2006
(Amount expressed in Hong Kong dollars unless otherwise stated)

1 GROUP ORGANIZATION

PCCW Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") and its securities have been listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since October 18, 1994. The address of its registered office is 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong. The principal activities of the Company and its subsidiaries (collectively the "Group") are the provision of local, mobile and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

a. Acquisition of 50% interest in 網通寬帶網絡有限責任公司 ("CNCBB")

On March 2, 2006, PCCW IMS China Development Company Limited ("PCCW IMS China"), an indirect wholly-owned subsidiary of the Company, initially entered into a sale and purchase agreement with China Network Communications Group Corporation ("China Netcom Group"), a stated-owned enterprise established under the laws of the People's Republic of China (the "PRC"), and 中國網絡通信(控股)有限公司, a state-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of China Netcom Group, as vendors, and CNCBB, a limited liability company established in the PRC and a subsidiary of China Netcom Group, as the target company, whereby PCCW IMS China agreed to acquire from the vendors an aggregate of 50% of the registered capital of CNCBB after the completion of CNCBB's group reorganization at a consideration of RMB318 million, which is funded by internal resources of the Company and is payable according to agreed payment schedule. On December 21, 2006, PCCW IMS China transferred all of its rights and interests in the above sale and purchase agreement to PCCW Teleservices (Hong Kong) Limited ("PCCW Teleservices"), an indirect wholly-owned subsidiary of the Company. As at December 31, 2006, HK$7.8 million has been paid and recorded under "Prepayments, deposits and other current assets" in the consolidated balance sheet. PCCW Teleservices became a shareholder of CNCBB on January 11, 2007.

b. Acquisition of substantially all the operating assets and businesses of SUNDAY Communications Limited (in voluntary liquidation) ("SUNDAY") and its then subsidiaries

On September 25, 2006, the Company offered to purchase the entire issued share capital of SUNDAY Holdings (Hong Kong) Corporation ("SUNDAY Holdings"), a company incorporated in the British Virgin Islands and a then wholly-owned subsidiary of SUNDAY, a non wholly-owned subsidiary of the Company incorporated in the Cayman Islands with limited liability whose shares were listed on the Stock Exchange and whose American depositary shares ("ADS") were quoted on the NASDAQ Global Market in the United States of America, at an aggregate consideration of HK$1,943,500,000 (the "Offer"). Pursuant to the Offer, the Company or its subsidiaries purchased substantially all the operating assets and businesses of SUNDAY and its then subsidiaries (collectively the "SUNDAY Group"). Under the Offer, HK$401,500,000 of the consideration was settled in cash and the remaining consideration was settled by the issue of a promissory note in the principal amount of HK$1,542,000,000 by the Company to SUNDAY. The shareholders of SUNDAY other than PCCW Mobile Holding No. 2 Limited ("PCCW Mobile"), an indirect wholly-owned subsidiary of the Company, and its associates (the "Independent Shareholders") had to consider approving SUNDAY's proposed declaration of a distribution in favour of its shareholders of the entire sale proceeds received (the "Proposed Distribution"). The Proposed Distribution was satisfied by the distribution of the promissory note in the principal amount of HK$1,542,000,000 to PCCW Mobile and the distribution of an amount of HK$401,500,000 in cash to the Independent Shareholders, which was equivalent to a distribution of HK$0.65 per SUNDAY's share. In addition, SUNDAY proposed that, in conjunction with and as a condition precedent to the Proposed Distribution, the Independent Shareholders had to consider approving a voluntary withdrawal of the listing of SUNDAY's shares on the Stock Exchange (the "Withdrawal Proposal").

Pursuant to resolutions passed at an extraordinary general meeting of SUNDAY held on November 30, 2006, the acceptance of the Offer, the Proposed Distribution, the Withdrawal Proposal and the transactions in connection therewith were duly passed by the Independent Shareholders and the shareholders of SUNDAY (as required). The acquisition of the entire issued share capital of SUNDAY Holdings was completed on December 4, 2006 and goodwill of approximately HK$401 million was recorded during the year ended December 31, 2006. Following completion of the purchase of SUNDAY Holdings, SUNDAY's remaining subsidiaries became non-operating or dormant subsidiaries which were insignificant in value. In order to make the Proposed Distribution, SUNDAY was de-registered in the Cayman Islands and continued as a company in the British Virgin Islands under the BVI Business Companies Act, 2004 on December 19, 2006. The listing of SUNDAY's shares on the Stock Exchange and its ADS on the NASDAQ Global Market was withdrawn on December 20, 2006 and December 21, 2006 respectively. Subsequently, the voluntary liquidation of SUNDAY commenced on December 29, 2006.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

a. Statement of compliance

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations ("Int") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective for the current accounting period of the Group. The Group has adopted the new and revised HKFRSs below, which are relevant to its operations, in the preparation of the financial statements.

- Amendment to HKAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, which permits an additional option to recognize actuarial gains or losses outside the income statement and in the statement of recognized income and expense. It also adds additional disclosure requirements. The Group does not elect to adopt this alternative treatment.

- Amendment to HKAS 21 The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation, which requires exchange differences arising on a monetary item that forms part of an entity's net investment in a foreign operation to be initially recognized in equity in the entity's consolidated financial statements.

- Amendment to HKAS 39 Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions, which allows the designation of an intragroup transaction as a hedged item when the foreign currency risk of the transaction would affect the consolidated financial statements.

- Amendment to HKAS 39 Financial Instruments: Recognition and Measurement – The Fair Value Option, which amends the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category.

- Amendments to HKAS 39 Financial Instruments: Recognition and Measurement & HKFRS 4 Insurance Contracts – Financial Guarantee Contracts, which requires the recognition of issued financial guarantees at fair value irrespective of the legal form.

- HKFRS-Int 4 Determining whether an Arrangement contains a Lease, which requires application of lease accounting in accordance with HKAS 17 "Leases" on all arrangements that convey the right to use specific assets irrespective of their legal form.

The adoption of these new and revised HKFRSs has no material effect on the Group's results and financial position for the current or prior accounting periods reflected in these financial statements.

The Group has not adopted any new standard or interpretation that is not effective for the current accounting period, details of which are set out in note 45.

b. Basis of preparation of the financial statements

The consolidated financial statements for the year ended December 31, 2006 comprise the Company and its subsidiaries, other than those unconsolidated subsidiaries acquired exclusively with a view for resale, and the Group's interest in jointly controlled companies and associates.

The measurement basis used in the preparation of the financial statements is historical cost basis, except that the following assets and liabilities are stated at fair value as explained in the accounting policies set out below:

- investment properties (see note 2(g));

- financial instruments classified as financial assets at fair value through profit or loss (see note 2(m)(i)) or available-for-sale financial assets (see note 2(m)(iii)); and

- derivative financial instruments (see note 2(o)).

The investment in unconsolidated subsidiaries held for sale is stated at the lower of carrying amount and fair value less costs to sell (see note 2(u)).

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

b. Basis of preparation of the financial statements *(continued)*

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustments in the next year are discussed in note 3.

c. Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of identifiable net assets acquired is recorded as goodwill (see note 2(k)).

Where the Group increases its interest in a subsidiary, its incremental interest gives rise to additional goodwill in the subsidiary. The goodwill is determined as the difference between the consideration given and the interest acquired in the subsidiary's net assets and contingent liabilities at their carrying values on the Group's consolidated balance sheet. No fair value exercise is performed because HKFRS 3 allows a step-up to fair values only at the date control is gained. Where the Group decreases its interest in a subsidiary without losing control, any gain or loss on the partial disposal is recognized as "Other gains, net" in the consolidated income statement.

Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity holders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity holders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

For subsidiaries which have accounting year ends different from the Group, the subsidiaries prepare, for the purpose of consolidation, financial statements up to and as at the same date as the Group.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

c. Subsidiaries and minority interests *(continued)*

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(n)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

d. Associates

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

Investments in associates are accounted for in the consolidated financial statements under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associates' net assets. The consolidated income statement includes the Group's share of post-acquisition, post-tax results of the associates for the year.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

In the Company's balance sheet, investments in associates are stated at cost less impairment losses (see note 2(n)). The results of associates are accounted for by the Company on the basis of dividends received and receivable.

e. Joint ventures and jointly controlled companies

A joint venture or a jointly controlled company is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity. The Group has made investments in joint ventures in the PRC in respect of which the partners' profit-sharing ratios during the joint venture period and share of net assets upon the expiration of the joint venture period may not be in proportion to their equity ratios, but are as defined in the respective joint venture contracts.

Investments made by means of joint venture structures where the Group or the Company controls the composition of the board of directors or equivalent governing body and/or is in a position to exercise control over the financial and operating policies of the joint ventures are accounted for as subsidiaries.

Investments in jointly controlled companies or joint ventures are accounted for in the consolidated financial statements under the equity method, as described in note 2(d).

In the Company's balance sheet, investments in joint ventures and jointly controlled companies are stated at cost less impairment losses (see note 2(n)). The results of joint ventures and jointly controlled companies are accounted for by the Company on the basis of dividends received and receivable.

f. Property, plant and equipment

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(n)):

- buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 2(h)); and
- other items of plant and equipment.

The cost of an item of property, plant and equipment comprises (i) its purchase price, (ii) any directly attributable costs of bringing the asset to its working condition and location for its intended use, and (iii) the initial estimate at the time of installation and during the period of use, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

f. Property, plant and equipment *(continued)*

Subsequent costs are included in the carrying amount of an item of property, plant and equipment or recognized as a separate item of property, plant and equipment, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance and overhaul costs, are recognized in the income statement as an expense in the period in which they are incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

Freehold land and projects under construction are not depreciated. Depreciation on other property, plant and equipment is calculated to write off the cost of items of property, plant and equipment, less their expected residual value, if any, using the straight line method over their estimated useful lives as follows:

Land and buildings	Over the shorter of the unexpired term of land lease and the estimated useful lives
Exchange equipment	5 to 15 years
Transmission plant	5 to 25 years
Other plant and equipment	Over the shorter of 2 to 17 years and the term of lease

The assets' useful lives and their residual values, if any, are reviewed, and adjusted if appropriate, at each balance sheet date.

g. Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 2(h)) to earn rental income and/or for capital appreciation, and which are not occupied by the companies in the consolidated Group.

Investment properties are stated in the balance sheet at fair value, based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset, determined annually by independent qualified valuers. The fair value of investment properties reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognized in the income statement. Rental income from investment properties is accounted for as described in note 2(aa)(iv).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(h)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 2(h).

When an item of property, plant and equipment is transferred to investment property following a change in its use, any differences between the carrying amount and the fair value of the item arising at the date of transfer is recognized directly in equity if it is a gain. Upon disposal of the item the gain is transferred to retained earnings. Any loss arising in this manner is recognized immediately in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes. Investment property, that is being redeveloped for continued future use as investment property, continues to be measured at fair value and is not reclassified as property, plant and equipment during the redevelopment.

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognized in the income statement.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

h. Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

i. Classification of assets leased to the Group

Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for property held under operating leases that would otherwise meet the definition of an investment property, which is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 2(g)).

ii. Assets leased out under operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(n). Revenue arising from operating leases is recognized in accordance with the Group's revenue recognition policies, as set out in note 2(aa)(iv).

iii. Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is stated in the balance sheet as "Interests in leasehold land" and is amortized to the income statement on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 2(g)).

When the definite intention to develop the leasehold land is clear and action initiated, leasehold land is reclassified as properties under development and the amortization of the operating lease is capitalized in properties under development until the completion of the development.

i. Properties under development

Properties under development represent interests in land and buildings under construction. Properties under development for long-term retention purposes are stated at cost less impairment losses.

Properties under development for sale, for which pre-sales have commenced and pre-sale contracts were entered before January 1, 2005 are stated at cost plus attributable profits less any foreseeable losses, sale deposits received and instalments received and receivable (see note 2(aa)(iii)).

Properties under development for sale where the pre-sales have not yet commenced or pre-sale contracts were entered on or after January 1, 2005 are carried at the lower of cost and the estimated net realizable value.

Cost includes original land acquisition costs, costs of land use rights, construction expenditure incurred and other direct development costs attributable to such properties, including amortization of leasehold land and interest incurred on loans directly attributable to the development prior to the completion of construction.

Net realizable value is determined by reference to estimated sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses.

Properties under development for long-term retention purpose, on completion, are transferred to property, plant and equipment or investment properties.

Properties under development for sale with the development expected to be completed within one year from the balance sheet date, which have either been pre-sold or are intended for sale, are classified under current assets.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

j. Properties for sale

Completed properties for sale are classified under current assets and stated at the lower of cost and net realizable value. Cost is determined by apportionment of the total land and development costs attributable to the unsold properties. Net realizable value represents the estimated selling price less costs to be incurred in selling the properties.

k. Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in jointly controlled companies or associates over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated in the consolidated balance sheet at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units ("CGUs") and is tested annually for impairment (see note 2(n)). In respect of jointly controlled companies and associates, the carrying amount of goodwill is included in the carrying amount of the interest in jointly controlled companies or associates.

On disposal of a CGU or part of a CGU, a jointly controlled company or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

l. Intangible assets (other than goodwill)

i. Customer acquisition costs

Costs incurred to acquire contractual relationships with customers are capitalized if it is probable that future economic benefits will flow from the customers to the Group and such costs can be measured reliably. Capitalized customer acquisition costs are amortized on a straight-line basis over the minimum enforceable contractual periods. By the end of the minimum enforceable contractual period, fully amortized customer acquisition costs will be written off.

In the event that a customer terminates the contract prior to the end of the minimum enforceable contractual period, the unamortized customer acquisition cost will be written off immediately in the income statement.

ii. Mobile carrier licence

The mobile carrier licence to establish and maintain a mobile telecommunication network and to provide mobile services within specified spectrums in Hong Kong is recorded as an intangible asset. Upon the issuance of the licence, the cost thereof, which is the discounted value of the minimum annual fees payable over the period of the licence and directly attributable costs of preparing the asset for its intended use, is recorded together with the related obligations. Where the Group has the right to return a licence and expects to do so, the asset and the related obligation recorded reflect the expected period that the licence will be held. Amortization is provided on a straight-line basis over the estimated useful life of the licence.

The difference between the discounted value and the total of the minimum annual fee payments represents the effective cost of financing. Such finance cost will be charged to the income statement in the period in which it is incurred using the effective interest method.

Variable annual payments on top of the minimum annual payments, if any, are recognized in the income statement as incurred.

iii. Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(n)). Expenditures on internally generated goodwill and brands are recognized as expenses in the period in which they are incurred.

Amortization of intangible assets with finite useful lives is charged to the income statement on a straight-line basis over their estimated useful lives. The following intangible assets with finite useful lives are amortized from the date they are available for use and their estimated useful lives are as follows:

Trademarks	2 – 20 years
Content licence	10 years
Wireless broadband licence	Over the term of licence
Mobile carrier licence for third generation ("3G") services ("3G licence")	Over the term of licence, commencing from the date of launch of the 3G services
Customer base	2 years

The assets' useful lives and their amortization method are reviewed annually.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

l. Intangible assets (other than goodwill) *(continued)*

iii. Other intangible assets *(continued)*

Intangible assets with indefinite useful lives are not amortized. The intangible asset and its status are reviewed annually to determine whether events and circumstances continue to support indefinite useful life. Should the useful life of an intangible asset change from indefinite to finite, the change would be accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

m. Investments in debt and equity securities

The Group and the Company classify its investments in debt and equity securities, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, as (i) financial assets at fair value through profit or loss, (ii) held-to-maturity investments, or (iii) available-for-sale financial assets.

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be reliably estimated using valuation techniques which variables include only data from observable markets. Cost includes attributable transaction costs, except indicated otherwise below. The investments are subsequently accounted for based on their classification as set out below:

i. Financial assets at fair value through profit or loss

This category comprises financial assets held for trading and those designated as fair value through profit or loss at inception. A financial asset is classified as held for trading if acquired principally for the purpose of selling in the short term or if so designated by management.

Financial assets at fair value through profit or loss are classified as current assets, if they are either held for trading or are expected to be realized within 12 months from the balance sheet date. Any attributable transaction costs are recognized in the income statement as incurred. At each balance sheet date, the fair value is remeasured, with any unrealized holding gains or losses arising from the changes in fair value being recognized in the income statement in the period in which they arise.

ii. Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group and/or the Company have the positive intention and ability to hold to maturity. They are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

Held-to-maturity investments are stated in the balance sheet at amortized cost less impairment losses (see note 2(n)).

iii. Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the Group and/or the Company intend to dispose of the investment within 12 months from the balance sheet date.

At each balance sheet date, the fair value of available-for-sale financial assets is remeasured, with any unrealized holding gains or losses arising from the changes in fair value being recognized directly in the available-for-sale financial assets reserve under equity, except for impairment losses (see note 2(n)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses which are recognized directly in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in the income statement. When the investments are derecognized or impaired (see note 2(n)), the cumulative gain or loss previously recognized directly in the equity is recognized in the income statement.

The fair value of quoted investments are based on bid price at the balance sheet date. For unlisted securities or financial assets without an active market, the Group and/or the Company establishes the fair value by using valuation techniques including the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. If none of the valuation techniques results in a reasonable estimate on the fair value, the investment is stated in the balance sheet at cost less impairment losses (see note 2(n)).

Investments in debt and equity securities are recognized or derecognized on the date the Group and/or the Company commit to purchase or sell the investments or they expire.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

n. Impairment of assets

i. Impairment of investments in debt and equity securities and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognized as follows:

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

- For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the income statement. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

- For available-for-sale financial assets, when there is an impairment, the cumulative loss, if any, that had been recognized directly in the available-for-sale financial assets reserve under equity is removed from equity and is recognized in the income statement. The amount of the cumulative loss that is recognized in the income statement is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in the income statement.

  Impairment losses recognized in the income statement in respect of equity instruments classified as available-for-sale financial assets are not reversed through the income statement. Any subsequent increase in the fair value of such assets is recognized directly in the available-for-sale financial assets reserve under equity.

  Impairment losses in respect of debt instruments classified as available-for-sale financial assets are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognized. Reversals of impairment losses in such circumstances are recognized in the income statement.

ii. Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;
- interests in leasehold land classified as being held under an operating lease;
- intangible assets;
- investments in subsidiaries, jointly controlled companies and associates; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

n. Impairment of assets *(continued)*

ii. Impairment of other assets *(continued)*

– Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less cost to sell and value in use. Fair value less cost to sell is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a CGU).

– Recognition of impairment losses

An impairment loss is recognized in the income statement whenever the carrying amount of an asset, or the CGU to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then, to reduce the carrying amount of the other assets in the CGU on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not allowed to be reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the period in which the reversals are recognized.

o. Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each balance sheet date. The gain or loss on remeasurement to fair value is recognized immediately in the income statement, except where the derivatives are designated and qualify for hedge accounting, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see note 2(p)).

p. Hedging

i. Fair value hedge

Where a derivative financial instrument is designated as a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (or an identified portion of such asset, liability or firm commitment), changes in the fair value of the derivative are recorded in the income statement, together with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting; or the Group revokes designation of the hedge relationship, the cumulative adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the income statement over the residual period to maturity.

ii. Cash flow hedge

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability, or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of changes in the fair value of the derivative is recognized directly in the hedging reserve under equity. The ineffective portion of any gain or loss is recognized immediately in the income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated cumulative gain or loss is removed from equity and recognized in the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (such as when the interest income or expense is recognized).

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

p. Hedging *(continued)*

ii. Cash flow hedge *(continued)*

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognized in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting; or the Group revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the associated cumulative gain or loss at that point remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealized gain or loss recognized in equity is recognized immediately in the income statement.

q. Programme costs

The costs associated with the transmission rights for showing programmes, sports events and films on the Group's television channels are recognized in the income statement on a straight-line basis over the period of transmission rights. Where contracts provide for sport rights for multiple seasons or competitions, the associated costs are recognized principally on a straight-line basis across the season or competition. Payments made in advance or in arrears of programme costs recognized are stated in the balance sheet as "Prepayments, deposits and other current assets" or "Accruals, other payables and deferred income", as appropriate.

r. Inventories

Inventories consist of trading inventories, work-in-progress and consumable inventories.

Trading inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Work-in-progress is stated at the lower of cost, which comprises labor, materials and overheads where appropriate, and the net realizable value.

Consumable inventories, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost less provision for deterioration and obsolescence.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

s. Construction contracts

The accounting policy for contract revenue is set out in note 2(aa)(v). When the outcome of a construction contract can be estimated reliably, contract costs are recognized as an expense by reference to the stage of completion of the contract at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, revenue is recognized only to the extent that it is probable the contract costs incurred will be recoverable and contract costs are recognized as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognized profit less recognized losses and estimated value of work performed, including progress billing, and are presented in the balance sheet as the "Gross amount due from customers for contract work" (as an asset) or the "Gross amount due to customers for contract work" (as a liability), as applicable. Progress billings for work performed on a contract not yet paid by customers are included in the balance sheet under "Prepayments, deposits and other current assets".

t. Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method, less impairment losses for bad and doubtful debts (see note 2(n)).

u. Unconsolidated subsidiaries held for sale

A subsidiary that is acquired and held exclusively with a view to resale is not consolidated and is classified as unconsolidated subsidiary held for sale in the consolidated balance sheet. Unconsolidated subsidiaries held for sale are classified as current assets because the sale is expected to be completed generally within one year or a further period if events or circumstances beyond the Group's control occur but the Group has initiated and is committed to a plan to sell the assets. The investment in unconsolidated subsidiaries held for sale is stated at the lower of carrying amount and fair value less costs to sell.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

v. Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions (other than restricted cash), and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group's cash management.

w. Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost using the effective interest method.

x. Borrowings

Borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, borrowings are stated at amortized cost with any difference between the amount initially recognized, being the proceeds net of transaction costs, and the redemption value being recognized in the income statement over the period of the borrowings, using the effective interest method.

y. Convertible notes and bonds

i. Convertible notes and bonds that contain an equity component

Convertible notes and bonds that can be converted to equity share capital of the Company at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition the liability component of the convertible notes and bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amounts initially recognized as the liability component is recognized as the equity component and included in the convertible note and bonds reserve under equity. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently stated at amortized cost until extinguished on conversion or maturity of the notes and bonds, with any difference between the amount initially recognized and the redemption value being recognized in the income statement over the period of the notes and bonds using the effective interest method.

If the notes and bonds are converted, the respective equity component in the convertible note and bonds reserve, together with the carrying value of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the notes and bonds are redeemed, the respective equity component in the convertible note and bonds reserve is released directly to deficit.

ii. Other convertible notes

Convertible notes which do not contain an equity component and are held on a continuing basis for an identifiable long-term purpose, are accounted for as set out below.

At initial recognition the derivative component of the convertible notes is measured at fair value and any excess of proceeds over the amount initially recognized as the derivative component is recognized as the liability component. Transaction costs that relate to the issue of the convertible note are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognized initially as part of the liability. The portion relating to the derivative component is recognized immediately in the income statement.

The derivative component is subsequently remeasured in accordance with note 2(o). The liability component is subsequently stated at amortized cost, with any difference between the amount initially recognized and the redemption value being recognized in the income statement over the period of the convertible notes using the effective interest method.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

z. Provisions and contingent liabilities

Provisions are recognized when (i) the Group or the Company has a present legal or constructive obligation arising as a result of a past event; (ii) it is probable that an outflow of economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

aa. Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

i. Telecommunications and other services

Telecommunications services comprise the fixed line and mobile telecommunications network services, and equipment businesses mainly in Hong Kong.

Telecommunications service revenue based on usage of the Group's network and facilities is recognized when the services are rendered. Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the applicable fixed period.

Up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period, which is estimated based on the expected stabilized churn rate.

Other service income is recognized when services are rendered to customers.

ii. Sales of goods

Revenue from sale of goods is recognized when goods are delivered to customers which generally coincides with the time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue is recorded after deduction of any trade discounts.

iii. Sales of properties

Revenue and profits arising from sales of completed properties is recognized upon execution of legally binding unconditional sales contracts upon which the beneficial interest in the property passes to the purchasers together with the significant risks and rewards of ownership.

Revenue and profits arising from the pre-completion contracts for the sale of properties under development is accounted for as follows:

- for pre-completion contracts for the sale of properties under development for which legally binding unconditional sales contracts were entered into before January 1, 2005, as permitted by the transitional provisions of HK-Int 3 "Revenue – Pre-completion Contracts for the Sale of Development Properties", revenue and profits continue to be recognized on the percentage of construction completion basis commencing when these contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. Deposits and instalments received from purchasers are netted off from properties under development.

- for pre-completion contracts for the sale of properties under development for which legally binding unconditional sales contracts were entered into on or after January 1, 2005, as required by HK-Int 3, revenue and profits are recognized upon completion of the development and when significant risks and reward of ownership have been transferred. Deposits and instalments received from purchasers prior to this stage are included in current liabilities.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

aa. Revenue recognition *(continued)*

iv. Rental income from operating leases

Rental income receivable under operating leases is recognized in the income statement in equal instalments over the periods covered by the lease term. Lease incentives granted are recognized in the income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

v. Contract revenue

Revenue from a fixed price contract is recognized using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract.

vi. Interest income

Interest income is recognized on a time-apportioned basis using the effective interest method.

vii. Commission income

Commission income is recognized when entitlement to the income is ascertained.

viii. Dividend income

Dividend income is recognized when the shareholder's right to receive payment is established.

bb. Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings, to the extent that they are regarded as adjustments to interest costs, are recognized as expenses over the period of the borrowing using the effective interest method.

cc. Income tax

i. Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

ii. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous year.

iii. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

All deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date and are expected to apply when the related deferred tax asset is realized and the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

cc. Income tax *(continued)*

iv. Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

dd. Employee benefits

i. Short-term employee benefits

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

ii. Retirement benefits

The Group operates both defined benefit and defined contribution retirement schemes (including the Mandatory Provident Fund) for its employees, the assets of which are generally held in separate trustee – administered funds. The schemes are generally funded by payments from the relevant Group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

The Group's contributions to the defined contribution schemes are recognized as an expense in the income statement in the period to which the contributions relate.

The Group's defined benefit liability recognized in the consolidated balance sheet in respect of defined benefit retirement schemes is the present value of the defined benefit obligation at the balance sheet date less the fair value of scheme assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The calculation is performed annually by independent qualified actuaries using the projected unit credit method. Under this method, the cost of providing defined benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates with reference to market yields at the balance sheet date based on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability.

When the benefits of the schemes are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately, the expense is recognized immediately in the income statement.

In calculating the Group's defined benefit liability in respect of defined benefit retirement schemes, if any cumulative unrecognized actuarial gains and losses exceeds 10% of the greater of the present value of the defined benefit obligations and the fair value of the scheme assets, that portion is recognized in the income statement over the expected average remaining working lives of the participating employees. Otherwise, the actuarial gain or loss is not recognized.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

dd. Employee benefits *(continued)*

iii. Share-based payments

The Group operates share option schemes where employees (and including directors) are granted options to acquire shares of the Company at specified exercise prices. The fair value of the employee services received in exchange for the grant of the options is recognized as staff costs in the income statement with a corresponding increase in an employee share-based compensation reserve under equity. The fair value of the options granted is measured at grant date using the trinomial option pricing model, taking into account the terms and conditions upon which the options were granted, and spread over the respective vesting period during which the employees become unconditionally entitled to the options. During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged or credited in the income statement for the year of the review, unless the original staff costs qualify for recognition as an asset, with a corresponding adjustment to the employee share-based compensation reserve. On vesting date, the amount recognized as staff costs is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the employee share-based compensation reserve). The equity amount is recognized in the employee share-based compensation reserve until either the share options are exercised (when it is transferred to the share premium account) or the share options expires (when it is released directly to retained profits). Share options granted before November 7, 2002 or granted after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2 "Share-based Payment". When the share options are exercised, the proceeds received, net of any directly attributable transaction cost, are credited to share capital (nominal value) and share premium.

The Group also grants shares of the Company to employees at nil consideration under its share award schemes, under which the awarded shares are either newly issued at par value (the "Subscription Scheme") or are purchased from the open market (the "Purchase Scheme"). The cost of shares purchased from the open market is recognized in equity as treasury stock. The fair value of the employee services received in exchange for the grant of shares under both schemes is recognized as staff costs in the income statement with a corresponding increase in an employee share-based compensation reserve under equity. The fair value of the awarded shares is measured by the quoted market price of the shares at grant date and is charged to the income statement over the respective vesting period. During the vesting period, the number of awarded shares that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged or credited in the income statement for the year of the review, unless the original staff costs qualify for recognition as an asset, with a corresponding adjustment to the employee share-based compensation reserve. On vesting date, the amount recognized as staff costs is adjusted to reflect the actual number of awarded shares that vest (with a corresponding adjustment to the employee share-based compensation reserve) and the cost of awarded shares recognized in equity as treasury stock is transferred to the employee share-based compensation reserve. Shares awarded before November 7, 2002 or awarded after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2.

Shares of the Company granted to employees of the Group by the principal shareholder of the Company are accounted for in accordance with the same policy for the awarded shares under share award schemes as described above. The fair value of the shares granted by principal shareholder is measured by the quoted market price of the shares at grant date and is charged to the income statement over the respective vesting period.

iv. Termination benefits

Termination benefits are recognized only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the numbers of employees affected, or, after individual employees have been advised of the specific terms.

ee. Translation of foreign currencies

Foreign currencies transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined. Exchange differences arising on translation of non-monetary assets and liabilities, such as financial assets at fair value through profit or loss, are reported as part of the fair value gain or loss in the income statement. Exchange differences arising on translation of non-monetary assets and liabilities, such as available-for-sale financial assets, are included in the fair value gain or loss in the available-for-sale financial assets reserve under equity.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

ee. Translation of foreign currencies *(continued)*

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of transactions. Balance sheet items of foreign operations, including goodwill arising on consolidation of foreign operations acquired on or after January 1, 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. Goodwill arising on consolidation of a foreign operation acquired before January 1, 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation. The resulting exchange differences are recognized directly in the currency translation reserve under equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, if any, are taken to currency translation reserve under equity. On disposal of a foreign operation, the cumulative amount of the exchange differences recognized in the currency translation reserve under equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

ff. Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

i. the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

ii. the Group and the party are subject to common control;

iii. the party is an associate of the Group or a joint venture in which the Group is a venturer;

iv. the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

v. the party is a close family member of a party referred to in (i) above or is an entity under the control, joint control or significant influence of such individuals; or

vi. the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

gg. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses and segment performance include transactions between segments. Inter-segment pricing is based on similar terms as those available to other external parties for similar services. These transactions are eliminated upon consolidation.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

Unallocated items mainly comprise financial and corporate assets and liabilities, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

a. Key sources of estimation uncertainty

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 20, 31(a), 32 and 38 contain information about the assumptions and their risk factors relating to goodwill impairment, defined benefit liability, fair value of share options or shares granted and financial instruments. Other key sources of estimation uncertainty are discussed below:

i. Useful lives of property, plant and equipment and intangible assets (other than goodwill)

The Group has significant property, plant and equipment and intangible assets (other than goodwill). The Group is required to estimate the useful lives of property, plant and equipment and intangible assets (other than goodwill) in order to ascertain the amount of depreciation and amortization charges for each reporting period. A significant amount of these assets have estimated useful lives that extend beyond 10 years.

The useful lives are estimated at the time of purchase of these assets after considering future technology changes, business developments and the Group's strategies. The Group performs annual reviews to assess the appropriateness of the estimated useful lives. Such review takes into account any unexpected adverse changes in circumstances or events, including declines in projected operating results, negative industry or economic trends, rapid advancement in technology and significant downturns in the Company's stock price. The Group extends or shortens the useful lives and/or makes impairment provisions according to the results of the review.

ii. Impairment of assets

At each balance sheet date, the Group reviews internal and external sources of information to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;
- interests in leasehold land classified as being held under an operating lease;
- intangible assets;
- investments in subsidiaries, jointly controlled companies and associates; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment. An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amounts.

The sources utilized to identify indications of impairment are often subjective in nature and the Group is required to use judgement in applying such information to its business. The Group's interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date. Such information is particularly significant as it relates to the Group's telecommunications services and infrastructure businesses in Hong Kong.

If an indication of impairment is identified, such information is further subject to an exercise that requires the Group to estimate the recoverable value, representing the greater of the asset's fair value less cost to sell or its value in use. Depending on the Group's assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, the Group may perform such assessment utilizing internal resources or the Group may engage external advisors to counsel the Group in making this assessment. Regardless of the resources utilized, the Group is required to make many assumptions to make this assessment, including the utilization of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(CONTINUED)*

a. Key sources of estimation uncertainty *(continued)*

iii. Revenue recognition

Telecommunications service revenue based on usage of the Group's network and facilities is recognized when the services are rendered. Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the respective period. In addition, up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period. The Group is required to exercise considerable judgement in revenue recognition particularly in the areas of customer discounts, customer disputes and stabilized churn rate. Significant changes in management estimates may result in material revenue adjustments.

The Group offers certain arrangements whereby a customer can purchase mobile handset together with a fixed period mobile service arrangement. When such multiple element arrangement exists, the amount of revenue recognized upon the sale of mobile handset is determined using the residual value method. Under such method, the Group determines the revenue from the sale of the mobile handset delivered by deducting the fair value of the service element from the total contract consideration.

iv. Provisions

The Group recognizes provisions when it has a present legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The recording of provisions requires the application of judgements about the ultimate resolution of these obligations. As a result, provisions are reviewed at each balance sheet date and adjusted to reflect the Group's current best estimate.

Pursuant to an agreement dated May 17, 2000 entered into with the Government of Hong Kong (the "Government") in respect of the Cyberport project (the "Cyberport Project Agreement") as set out in note 19, the Government is entitled to receive approximately 65% from the surplus cash flow earned from the Cyberport project. Provision for payment to the Government is included as a cost within properties under development. The provision is based on estimated total sales proceeds of the residential portion of the Cyberport project and the estimated total development costs of the Cyberport project, enabling appropriate margins to be recorded at each phase. Significant variations in estimating the future sales proceeds and development costs would affect the required provision to the Government and the Group's profit from the Cyberport project.

v. Deferred taxation

While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognized, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilize the tax benefits of net operating loss carry-forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made. During the year ended December 31, 2006, management has performed review on future taxable profits of the Group and determined that the Group has the ability to utilize tax loss carry-forwards of HK$970 million, and deferred tax assets of HK$170 million have been recognized accordingly (see note 34(b)).

vi. Current tax

The Group makes a provision for current tax based on estimated income tax liabilities. The estimated income tax liabilities are primarily computed based on the tax computation as prepared by the Group. Nevertheless, from time to time, there are cases of disagreements with the tax authorities of Hong Kong and elsewhere on the tax treatment of items included in the tax computations. If the Group considers it probable that these disputes would result in additional tax payments, the most likely amount of the payment will be estimated and adjustments to the tax expenses and tax liabilities will be made accordingly. The Group has been in dispute with Hong Kong's Inland Revenue Department (the "IRD") regarding the deductibility of certain finance expenses, details of which are set out in note 40(b).

vii. Recognition of intangible asset – Mobile carrier licence

In order to measure the intangible assets, HKAS 39 "Financial Instruments: Recognition and Measurement" is applied for recognition of the minimum annual fee and royalty payments as they constitute contractual obligations to deliver cash and, hence, should be considered as financial liabilities. To establish the fair value of the minimum annual fee and royalty payments for the right of use of the mobile carrier licence, the discount rate used is an indicative incremental borrowing rate estimated by the management. Had a different discount rate been used to determine the fair value, the Group's results of operations and financial position could be materially different.

(Amount expressed in Hong Kong dollars unless otherwise stated)

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(CONTINUED)*

b. Critical accounting judgements in applying the Group's accounting policies

Certain critical accounting judgements in applying the Group's accounting policies are described below.

i. Accounting for the indefeasible rights to use international undersea cable capacity (the "IRU")

The Group acquired an IRU from Reach Ltd. ("REACH") and its subsidiaries (collectively the "Reach Group") to use certain international undersea cables and determined to recognize it as transmission plant under "Property, plant and equipment" in 2005. The Group believes that the period covered by the IRU represents the major part of the economic lives of the underlying assets and the Group bears all costs and receives all the benefits from the utilization of the undersea cables. Accordingly, the Group believes the risks and rewards incidental to ownership have been transferred to the Group and has treated the transaction as an acquisition of property, plant and equipment.

ii. Disposal of PCCW Tower

The disposal of PCCW Tower, the Group's headquarters in Hong Kong, was completed on February 7, 2005. Under the formal property sale and purchase agreement dated December 21, 2004, on completion of the disposal, the Group, through Pacific Century Premium Developments Limited ("PCPD"), a subsidiary of the Company, has guaranteed to the purchaser a net monthly rental of approximately HK$13.3 million for a period of 5 years commencing from the date following completion of the disposal. The Group derecognized the property as at February 7, 2005 on the basis that the Group considered that the significant risks and rewards associated with the ownership of the property were transferred to the purchaser as of that date as the net potential shortfall in rental to be received by the Group over the guaranteed net monthly rental payments for the 5-year-period, if any, was expected to be insignificant as compared to the total sales proceeds of HK$2,808 million.

iii. Hedge accounting

The Group has entered into cross currency swap contracts to manage its exposure to foreign currency risk relating to foreign currency denominated long-term liabilities. During the year ended December 31, 2006, the Group has designated certain cross currency swap contracts as hedging instruments in cash flow hedges.

In evaluating whether a particular relationship qualifies for hedge accounting, the Group measures hedge effectiveness at inception and quarterly thereafter to assess the hedging instrument's effectiveness in offsetting the exposure to change in the hedged item's cash flows attributable to the hedged risk. If the effectiveness of a hedge relationship falls outside the range of 80%-125%, the Group discontinues applying hedge accounting to that relationship prospectively.

Movement in fair value of derivative financial instrument is accounted for using hedge accounting where the Group meets the relevant eligibility, documentation and effectiveness requirements. If a cash flow hedge does not meet the strict criteria for hedge accounting, or where there is ineffectiveness or partial ineffectiveness. Movement in fair value of derivative financial instrument will be recorded in the consolidated income statement immediately, instead of being recognized in equity.

Details of the cross currency swap contracts that meet the criteria for hedge accounting are set out in note 38(d).

4 RELATED PARTY TRANSACTIONS

During the year, the Group had the following significant transactions with related parties:

In HK$ million	Note(s)	The Group 2006	2005
Convertible bond interest paid or payable to a substantial shareholder	a	–	276
Telecommunications service fees, rental charges, facility management services and subcontracting charges received or receivable from a jointly controlled company	a & c	**135**	135
Systems integration charges received or receivable from a shareholder of a PRC subsidiary	a	**436**	404
Telecommunications service fees and systems integration charges received or receivable from a substantial shareholder	a	**98**	34
Telecommunications service fees, outsourcing fees and rental charges paid or payable to a jointly controlled company	a & c	**660**	765
Telecommunications service fees paid or payable to a substantial shareholder	a	**41**	14
Key management compensation	b	**112**	164

a. These transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors. In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

b. Details of key management compensation

In HK$ million	The Group 2006	2005
Salaries and other short-term employee benefits	**82**	117
Post-employment benefits	**4**	4
Share-based compensation	**26**	43
	112	164

c. Details of transactions with a jointly controlled company of a subsidiary (the "JV")

An indirect wholly-owned subsidiary of the Company and a wholly-owned subsidiary of the JV have entered into an amended Hong Kong Domestic Connectivity Agreement and an amended International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries, such that each of the Group and Telstra Corporation Limited ("Telstra") have agreed to purchase 90% per annum of the Group's and Telstra's respective "Committed Services" (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the JV and its subsidiaries until repayment of the outstanding portion of US$1,200 million (approximately HK$9,360 million) of the debt under the amended US$1,500 million syndicated term loan facility (the "Reach Term Facility") to a wholly-owned subsidiary of the JV on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices. The wholly-owned subsidiary of the JV similarly must acquire 90% per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period. The amended International Services Agreement was terminated as part of the arrangements relating to the establishment of the new operating model for the JV on April 16, 2005, details of which are set out below.

There were no purchase made by the Group under the above agreements from the JV for the year ended December 31, 2006 (2005: HK$163 million).

4 RELATED PARTY TRANSACTIONS *(CONTINUED)*

c. Details of transactions with a jointly controlled company of a subsidiary (the "JV") *(continued)*

On June 18, 2004, the Company purchased from the syndicate of banks 50% of the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$155.45 million (approximately HK$1,213 million). This loan receivable from the wholly-owned subsidiary of the JV is secured and will be repayable in a single payment on December 31, 2010. Interest on the loan receivable was suspended for six months from June 18, 2004 and agreed to be at London Interbank Offered Rate ("LIBOR") plus 250 basis points thereafter. The loan receivable was subsequently set-off pursuant to the arrangements relating to the establishment of the new operating model for the JV on April 16, 2005, details of which are set out below.

In addition, on June 17, 2004, the Company and Telstra agreed to provide the JV with a revolving working capital loan facility with each of the Company and Telstra contributing up to US$25 million (approximately HK$195 million) to this facility. As at December 31, 2006, no draw down has been made by the JV under this facility (2005: Nil). This amount has been disclosed as the Group's commitment as at December 31, 2006 with details set out in note 39(c).

On April 16, 2005, the Company agreed with Telstra and the JV on a new operating model under which the JV would operate as an outsourcer of telecommunications network services for the Group and Telstra and its subsidiaries. During the year ended December 31, 2006, the outsourcing fees paid or payable by the Group to the JV under the new operating model, determined on a cost plus basis, were HK$487 million (2005: HK$552 million).

d. Amounts due from/(to) related companies

Other than as specified in this note, notes 23 and 24 and a loan to the parent company of a substantial shareholder in the amount of HK$57 million (2005: HK$98 million) at a fixed interest rate of 4% per annum and with fixed terms of repayment up to 2010, balances with related parties are unsecured, non-interest bearing and have no fixed repayment terms.

5 TURNOVER

In HK$ million	The Group	
	2006	2005
Telecommunications and other service revenues	**16,665**	15,703
Amounts received and receivable in respect of goods sold	**1,773**	1,727
Amounts received and receivable in respect of properties sold	**6,950**	4,821
Amounts received and receivable from the rental of investment properties	**249**	248
	25,637	22,499

6 SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is consistent with the Group's internal financial reporting.

a. Business segments

During the year, the Group has changed the identification of its reporting business segments. The new basis of segment identification provides a more appropriate presentation of segment information so as to better reflect the Group's current business development. The Group comprises the following main business segments:

Telecommunications Services ("TSS") is the leading provider of telecommunications products and services including local telephony, broadband access services, local and international data, international direct dial, sales of equipment, technical maintenance and subcontracting services and teleservices businesses.

TV & Content includes interactive pay-TV service and Internet portal multimedia entertainment platform.

Mobile includes the Group's 2G and 3G mobile telecommunications businesses.

PCCW Solutions offers Information and Communications Technologies services and solutions in Hong Kong and mainland China.

PCPD covers the Group's property portfolio in Hong Kong and mainland China including the Cyberport development in Hong Kong.

6 SEGMENT INFORMATION *(CONTINUED)*

a. Business segments *(continued)*

Other Businesses include the Group's directories operations in Hong Kong and mainland China, telecommunications business in Taiwan, wireless broadband business in the United Kingdom ("UK Broadband") and all corporate support functions.

In HK$ million	TSS		TV & Content		Mobile		PCCW Solutions		PCPD		Other Businesses		Elimination		Consolidated	
	2006	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005
REVENUE																
External revenue	**14,751**	14,727	**739**	431	**1,236**	598	**1,128**	1,070	**7,195**	5,072	**588**	601	**-**	-	**25,637**	22,499
Inter-segment revenue	**623**	321	**-**	-	**-**	-	**524**	509	**68**	55	**3**	10	**(1,218)**	(895)	**-**	-
Total revenue	**15,374**	15,048	**739**	431	**1,236**	598	**1,652**	1,579	**7,263**	5,127	**591**	611	**(1,218)**	(895)	**25,637**	22,499
RESULT																
Segment results	**4,950**	4,882	**(450)**	(343)	**(701)**	(126)	**108**	(35)	**912**	604	**(400)**	(150)	**-**	-	**4,419**	4,832
Unallocated corporate expenses															**(628)**	(278)
Interest income															**732**	533
Finance costs															**(2,008)**	(2,234)
Share of results of jointly controlled companies and associates	**37**	120	**-**	-	**-**	-	**-**	-	**-**	-	**-**	1	**-**	-	**37**	121
Impairment losses on interests in jointly controlled companies and associates	**-**	-	**-**	-	**-**	-	**-**	(4)	**-**	-	**-**	-	**-**	-	**-**	(4)
Profit before taxation															**2,552**	2,970
Income tax															**(920)**	(1,103)
Profit for the year															**1,632**	1,867

NOTES TO THE FINANCIAL STATEMENTS *(CONTINUED)*
December 31, 2006
(Amount expressed in Hong Kong dollars unless otherwise stated)

6 SEGMENT INFORMATION *(CONTINUED)*

a. Business segments *(continued)*

In HK$ million	TSS		TV & Content		Mobile		PCCW Solutions		PCPD		Other Businesses		Elimination		Consolidated	
	2006	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005*	**2006**	2005
OTHER INFORMATION																
Capital expenditure (including property, plant and equipment, investment properties, interests in leasehold land, intangible assets and goodwill) incurred during the year	**2,159**	3,490	**147**	93	**1,427**	3,227	**70**	111	**642**	100	**135**	202				
Depreciation and amortization	**2,033**	2,069	**114**	65	**511**	151	**42**	64	**21**	13	**244**	242				
Impairment losses recognized in income statement	**-**	33	**-**	-	**-**	-	**1**	21	**25**	6	**50**	20				
Significant non-cash expenses (excluding depreciation, amortization and impairment losses)	**84**	77	**30**	10	**31**	22	**11**	2	**-**	41	**-**	13				
ASSETS																
Segment assets	**18,518**	18,135	**589**	370	**4,346**	3,509	**932**	660	**12,787**	17,278	**1,906**	2,213	**-**	-	**39,078**	42,165
Interests in jointly controlled companies and associates	**637**	697	**-**	-	**-**	-	**-**	-	**-**	-	**10**	8	**-**	-	**647**	705
Unallocated corporate assets															**9,701**	10,413
Consolidated total assets															**49,426**	53,283
LIABILITIES																
Segment liabilities	**4,847**	4,633	**128**	103	**1,216**	928	**589**	429	**5,196**	9,420	**587**	1,090	**-**	-	**12,563**	16,603
Unallocated corporate liabilities															**33,964**	33,948
Consolidated total liabilities															**46,527**	50,551

* Certain comparative figures have been restated to conform with the business segment presentation in the current year as follows:

1. TV & Content and Mobile were previously included in TSS but are now presented as separate business segments.
2. The Group's retail business broadband and directories businesses, both previously included in Business eSolutions, have been reclassified to TSS and Other Businesses, respectively. Business eSolutions has also been renamed as PCCW Solutions.
3. PCPD is principally the former Infrastructure segment with certain external rental income earned from the Group's telephone exchange buildings reclassified to Other Businesses.

6 SEGMENT INFORMATION *(CONTINUED)*

b. Geographical segments

The Group's businesses are managed on a worldwide basis, but operate in three principal economic environments. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

In HK$ million	Revenue from external customers		Segment assets		Capital expenditure incurred during the year	
	2006	2005	**2006**	2005	**2006**	2005
Hong Kong	**23,506**	20,613	**30,895**	35,048	**3,686**	5,394
Mainland China (excluding Hong Kong) and Taiwan	**1,549**	1,498	**5,883**	4,956	**761**	110
Others	**582**	388	**2,300**	2,161	**140**	1,744
	25,637	22,499	**39,078**	42,165	**4,587**	7,248

7 OTHER GAINS, NET

In HK$ million	The Group 2006	2005
Net realized gains on disposals of investments in subsidiaries, an associate, available-for-sale financial assets and financial assets at fair value through profit or loss	**99**	264
Net unrealized gains on financial assets at fair value through profit or loss	**-**	73
Impairment loss on investment in unconsolidated subsidiaries held for sale	**(25)**	(6)
Provision for impairment of investments	**(40)**	(18)
Loss on rental guarantee *(note a)*	**-**	(69)
Net realized and unrealized fair value (losses)/gains on derivative financial instruments	**(110)**	319
Fair value gains on investment properties	**1**	2
Dividend income	**6**	10
Unclaimed dividend payable by a subsidiary written back	**2**	27
Write back of provision for loss on legal claims	**105**	-
Others	**4**	24
	42	626

a. Under the formal property sale and purchase agreement dated December 21, 2004 in respect of the disposal of PCCW Tower, on completion of the disposal, there is a rental guarantee pursuant to which Partner Link Investments Limited, an indirect wholly-owned subsidiary of PCPD, has undertaken to the purchaser that it would pay a guaranteed net monthly rental of approximately HK$13.3 million to the purchaser for a period of 5 years commencing from February 8, 2005, i.e. the date following completion of the disposal of PCCW Tower. During the period from February 8, 2005 to December 31, 2005, the Group recorded a net loss of approximately HK$28 million, representing the net cash outflow under the rental guarantee. In addition, the Group also made a provision of approximately HK$41 million in relation to the rental guarantee over the remaining term of the rental guarantee.

8 LOSSES ON PROPERTY, PLANT AND EQUIPMENT

In HK$ million	The Group 2006	2005
Losses on:		
Property, plant and equipment *(note a)*	**11**	50
Others	**-**	2
	11	52

a. Due to technology and market changes in the sectors in which the Group operates, certain of the Group's property, plant and equipment became obsolete. Accordingly, the Group recognized losses of approximately HK$11 million (2005: HK$50 million) in the consolidated income statement for the year ended December 31, 2006.

9 PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

a. Staff costs

In HK$ million	The Group 2006	2005
Retirement costs for directors	**4**	4
Retirement costs for other staff		
– pension income for defined benefit retirement schemes *(note 31(a)(v))*	**(2)**	(240)
– contributions to defined contribution retirement scheme	**146**	151
	148	(85)
Equity-settled share-based payment expenses	**47**	100
Salaries, bonuses and other benefits	**2,794**	2,662
	2,989	2,677

b. Other items

In HK$ million	The Group 2006	2005
Crediting:		
Dividend income from		
– listed investments	**5**	9
– unlisted investments	**1**	1
Realized gains on disposal of investments in a subsidiary and associates included in other gains, net	**–**	166
Realized gains on disposal of available-for-sale financial assets and financial assets at fair value through profit or loss included in other gains, net	**99**	98
Gain on disposal of property, plant and equipment, investment properties and interests in leasehold land	**–**	24
Exchange gains, net	**–**	211
Gross rental income	**249**	248
Less: Outgoings	**(16)**	(21)
Charging:		
Losses on property, plant and equipment	**11**	50
Impairment loss for doubtful debts	**106**	137
Provision for inventory obsolescence	**5**	17
Depreciation of property, plant and equipment	**2,776**	2,543
Amortization of land lease premium	**28**	16
Amortization of intangible assets	**232**	135
Cost of inventories	**1,932**	1,692
Cost of properties sold	**5,987**	4,119
Loss on disposal of property, plant and equipment	**25**	–
Exchange losses, net	**26**	–
Auditors' remuneration	**25**	16
Operating lease rental		
– equipment	**115**	89
– other assets (including property rentals)	**478**	260

10 FINANCE COSTS

In HK$ million	The Group 2006	2005
Interest paid/payable for:		
Overdrafts and bank loans wholly repayable within 5 years	**468**	153
Other loans wholly repayable within 5 years	**1,097**	943
Other loans not wholly repayable within 5 years	**425**	1,166
Finance charges on mobile carrier licence fee liabilities	**57**	–
Other borrowing costs	**4**	–
	2,051	2,262
Interest capitalized in property, plant and equipment	**(43)**	(28)
	2,008	2,234

During the year, the capitalization rates used to determine the amount of interest eligible for capitalization ranged from 5.60% to 7.02% (2005: 5.37% to 7.75%).

11 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

Details of directors' emoluments are set out below:

a. Directors' emoluments – cash and cash equivalents paid by the Company

In HK$ million	The Group 2006			
	Directors' fees	**Salaries, allowances and benefits in kind**	**Bonuses[1]**	**Retirement scheme contributions**
Executive directors				
Li Tzar Kai, Richard	–	–	–	–
So Chak Kwong, Jack	–	**16.62**	–	**0.84**
Peter Anthony Allen	–	**4.08[2]**	–	**0.52**
Alexander Anthony Arena	–	**11.48**	**8.83**	**0.81**
Chung Cho Yee, Mico	–	**2.40[3]**	–	–
Lee Chi Hong, Robert	–	**11.00**	**7.27**	**0.90**
Dr Fan Xingcha	–	**6.51**	–	**0.58**
Yuen Tin Fan, Francis[4]	–	**1.03[5]**	–	–
Non-executive directors				
Sir David Ford	–	**2.54**	**0.12**	**0.20**
Zhang Chunjiang	**0.20[6]**	–	–	–
Dr Tian Suning	**0.20**	–	–	–
Independent non-executive directors				
Prof Chang Hsin-kang	**0.20**	–	–	–
Dr Fung Kwok King, Victor	**0.20**	–	–	–
Dr The Hon Sir Li Kwok Po, David	**0.20**	–	–	–
Sir Roger Lobo	**0.30[7]**	–	–	–
Aman Mehta	**0.30[8]**	**0.52**	–	–
The Hon Raymond George Hardenbergh Seitz	**0.30[9]**	**0.41**	–	–
	1.90	**56.59**	**16.22**	**3.85**

Notes:

1 Bonuses in respect of 2006, paid in 2006 and in 2007.
2 Excludes remuneration for duties performed for related companies.
3 Excludes remuneration for duties performed for related companies.
4 Resigned as executive director with effect from June 5, 2006.
5 Excludes remuneration for duties performed for related companies.
6 Fee receivable as a non-executive director in 2006 was surrendered to a subsidiary of China Network Communications Group Corporation, in accordance with an arrangement between Zhang Chunjiang and China Network Communications Group Corporation, a substantial shareholder of the Company.
7 Includes HK$100,000 fee as Chairman of Audit Committee.
8 Includes HK$100,000 fee as Chairman of Nomination Committee.
9 Includes HK$100,000 fee as Chairman of Remuneration Committee.

NOTES TO THE FINANCIAL STATEMENTS *(CONTINUED)*
December 31, 2006
(Amount expressed in Hong Kong dollars unless otherwise stated)

11 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(CONTINUED)*

a. Directors' emoluments – cash and cash equivalents paid by the Company *(continued)*

In HK$ million	The Group 2005			
	Directors' fees	Salaries, allowances and benefits in kind	Bonuses[1]	Retirement scheme contributions
Executive directors				
Li Tzar Kai, Richard	–	4.29[2]	–	–
So Chak Kwong, Jack	–	15.00	8.00	0.63
Peter Anthony Allen	–	2.70[3]	3.00	0.19
Alexander Anthony Arena	–	11.48	8.83	0.81
Chung Cho Yee, Mico	–	5.00	13.09	0.54
Lee Chi Hong, Robert	–	11.00	7.90	0.90
Dr Fan Xingcha[4]	0.05	2.80	2.05[5]	0.24
Yuen Tin Fan, Francis	–	4.28	7.30	0.64
Non-executive directors				
Sir David Ford	–	2.54	0.12	0.20
Zhang Chunjiang[6]	0.15	–	–	–
Dr Tian Suning[7]	0.15	–	–	–
Independent non-executive directors				
Prof Chang Hsin-kang	0.20	–	–	–
Dr Fung Kwok King, Victor	0.20	–	–	–
Dr The Hon Sir Li Kwok Po, David	0.20	–	–	–
Sir Roger Lobo	0.30[8]	–	–	–
Aman Mehta	0.20	0.40	–	–
The Hon Raymond George Hardenbergh Seitz[9]	0.30[10]	0.40	–	–
	1.75	59.89	50.29	4.15

Notes:

1 Bonuses in respect of 2005, paid in 2005 and in 2006.
2 Benefit of accommodation provided.
3 Excludes remuneration for duties performed for related companies.
4 Appointed as a non-executive director on April 1, 2005 and redesignated as an executive director on July 1, 2005.
5 Includes sign-on bonus.
6 Appointed as non-executive director on April 1, 2005.
7 Appointed as non-executive director on April 1, 2005.
8 Includes HK$100,000 fee as Chairman of Audit Committee.
9 Redesignated as independent non-executive director on February 1, 2005.
10 Includes HK$100,000 fee as Chairman of Remuneration Committee.

11 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(CONTINUED)*

b. Directors' emoluments – share-based compensation

		The Group 2006							
	Grant date	Exercise price of share options HK$	Number of share options/ shares outstanding at beginning of year	Number of share options granted/ (lapsed)/shares awarded	Number of share options exercised/ shares transferred	Number of share options/ shares outstanding at end of year	Number of share options vested	Share-based compensation charged to income statement *(Note ii)* HK$ million	Value of shares transferred *(Note i)* HK$ million
Executive directors									
So Chak Kwong, Jack	July 25, 2003	4.3500	12,000,000	-	-	12,000,000	12,000,000	2.02	-
	February 8, 2005	4.4750	3,500,000	-	-	3,500,000	1,750,000	1.04	-
	September 15, 2006	4.9240	-	25,000,000	-	25,000,000	-	4.25	-
	May 15, 2003	N/A	2,161,000	-	(2,161,000)	-	N/A	1.78	10.72
	September 15, 2006	N/A	-	6,500,000	-	6,500,000	N/A	6.39	-
Peter Anthony Allen	July 25, 2003	4.3500	2,000,000	-	-	2,000,000	2,000,000	0.33	-
	February 8, 2005	4.4750	2,000,000	-	-	2,000,000	1,000,000	0.60	-
Alexander Anthony Arena	July 25, 2003	4.3500	6,400,000	-	-	6,400,000	6,400,000	1.08	-
	February 8, 2005	4.4750	3,000,000	-	-	3,000,000	1,500,000	0.89	-
Chung Cho Yee, Mico	July 25, 2003	4.3500	5,695,200	-	-	5,695,200	5,695,200	0.96	-
	February 8, 2005	4.4750	3,000,000	-	-	3,000,000	1,500,000	0.89	-
Lee Chi Hong, Robert	July 25, 2003	4.3500	5,000,000	-	-	5,000,000	5,000,000	0.84	-
	February 8, 2005	4.4750	1,000,000	-	-	1,000,000	500,000	0.30	-
Dr Fan Xingcha	September 1, 2005	5.2500	7,000,000	-	-	7,000,000	2,300,000	3.51	-
Yuen Tin Fan, Francis	July 25, 2003	4.3500	8,534,000	(8,534,000)[1]	-	-	N/A	-	-
	February 8, 2005	4.4750	3,000,000	(3,000,000)[1]	-	-	N/A	-	-
Non-executive director									
Sir David Ford	July 25, 2003	4.3500	2,000,000	-	(1,000,000)	1,000,000	1,000,000	0.33	1.15
	February 8, 2005	4.4750	2,000,000	-	-	2,000,000	1,000,000	0.60	-
								25.81	11.87

Note:

1 Upon the resignation as executive director with effect from June 5, 2006, the outstanding share options held in the capacity of director became zero.

11 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(CONTINUED)*

b. Directors' emoluments – share-based compensation *(continued)*

The Group 2005

	Grant date	Exercise price of share options HK$	Number of share options/ shares outstanding at beginning of year	Number of share options granted/ shares awarded	Number of share options exercised/ shares transferred	Number of share options/ shares outstanding at end of year	Number of share options vested	Share-based compensation charged to income statement *(Note ii)* HK$ million	Value of shares transferred *(Note i)* HK$ million
Executive directors									
So Chak Kwong, Jack	July 25, 2003	4.3500	12,000,000	-	-	12,000,000	8,000,000	6.59	-
	February 8, 2005	4.4750	-	3,500,000	-	3,500,000	-	2.31	-
	May 15, 2003	N/A	4,322,000	-	(2,161,000)	2,161,000	N/A	5.71	11.13
Peter Anthony Allen	July 25, 2003	4.3500	2,000,000	-	-	2,000,000	1,333,333	1.10	-
	February 8, 2005	4.4750	-	2,000,000	-	2,000,000	-	1.32	-
Alexander Anthony Arena	July 25, 2003	4.3500	6,400,000	-	-	6,400,000	4,266,666	3.51	-
	February 8, 2005	4.4750	-	3,000,000	-	3,000,000	-	1.98	-
Chung Cho Yee, Mico	July 25, 2003	4.3500	5,695,200	-	-	5,695,200	3,796,800	3.13	-
	February 8, 2005	4.4750	-	3,000,000	-	3,000,000	-	1.98	-
Lee Chi Hong, Robert	July 25, 2003	4.3500	5,000,000	-	-	5,000,000	3,333,333	2.74	-
	February 8, 2005	4.4750	-	1,000,000	-	1,000,000	-	0.66	-
Dr Fan Xingcha	September 1, 2005	5.2500	-	7,000,000	-	7,000,000	-	1.42	-
Yuen Tin Fan, Francis	July 25, 2003	4.3500	8,534,000	-	-	8,534,000	5,689,333	4.68	-
	February 8, 2005	4.4750	-	3,000,000	-	3,000,000	-	1.98	-
Non-executive director									
Sir David Ford	July 25, 2003	4.3500	2,000,000	-	-	2,000,000	1,333,333	1.10	-
	February 8, 2005	4.4750	-	2,000,000	-	2,000,000	-	1.32	-
								41.53	11.13

i. Value of shares transferred

The value of shares transferred represents the market value of relevant shares granted by the principal shareholder to a director at the date of transfer. Had there been any exercise of share options by directors, the value of share transferred would include the market value of the relevant shares at the date of exercise less the corresponding exercise price.

ii. Share-based compensation charged to income statement

Share-based compensation is a trinomial option pricing model calculation of the fair value of share options, and also the estimated fair value of the Company's shares granted as estimated at the date of grant. Share-based compensation is amortized in the income statement over the vesting period of the related share options or shares granted. These values do not represent realizable gains which are affected by a combination of a number of factors, including, performance of the Company's share price, vesting period, timing of exercise etc. The details of these share options and awards are disclosed in notes 32(a), 32(b) and 32(c) and under the section "Share Option Schemes" in the Report of the Directors.

Total directors' emoluments for the year ended December 31, 2006, including amortized share-based compensation, were HK$104.37 million (2005: HK$157.61 million).

c. Individuals with highest emoluments

Of the five individuals with the highest emoluments, four (2005: all) are directors of the Company whose emoluments are disclosed in notes 11(a) and 11(b). The emoluments in respect of the non-director individual in 2006 were as follows:

In HK$ million	**2006**
Salaries, allowances and benefits in kind	**3.46**
Bonuses	**3.24**
Retirement scheme contributions	**0.36**
Share-based compensation	**0.49**
	7.55

12 INCOME TAX

a. Taxation in the consolidated income statement represents:

In HK$ million	The Group	
	2006	2005
Hong Kong profits tax		
– provision for current year	**1,106**	1,105
– under provision in respect of prior years	**10**	77
Overseas tax		
– provision for current year	**16**	5
– over provision in respect of prior years	**(28)**	–
Recovery of deferred taxation *(note 34(a))*	**(184)**	(84)
	920	1,103

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year.

Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

b. Reconciliation between tax expense and accounting profit at applicable tax rate:

In HK$ million	The Group	
	2006	2005
Profit before taxation	**2,552**	2,970
Notional tax on profit before taxation, calculated at applicable tax rates	**447**	520
Income not subject to taxation	**(146)**	(177)
Expenses not deductible for taxation purposes	**249**	348
Tax losses not recognized	**542**	444
(Over)/Under provision in prior years, net	**(18)**	13
Utilization of previously unrecognized tax losses	**(17)**	(29)
Recognition of previously unrecognized tax losses	**(147)**	-
Income not subject to taxation for jointly controlled companies and associates	**(6)**	(21)
Tax provision of overseas operations	**16**	5
Tax expense	**920**	1,103

13 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Profit of HK$4,292 million (2005: HK$2,809 million) attributable to equity holders of the Company was dealt with in the financial statements of the Company.

14 DIVIDENDS

a. Dividends payable to equity holders of the Company attributable to the year

In HK$ million	**2006**	2005
Interim dividend declared and paid of 6.5 HK cents (2005: 6.5 HK cents) per ordinary share	**438**	437
Final dividend proposed after the balance sheet date of 12 HK cents (2005: 12 HK cents) per ordinary share	**811**	807
	1,249	1,244

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

14 DIVIDENDS *(CONTINUED)*

b. Dividends payable to equity holders of the Company attributable to the previous financial year, approved and paid during the year

In HK$ million	**2006**	2005
Final dividend in respect of the previous financial year, approved and paid during the year, of 12 HK cents (2005: 9.6 HK cents) per ordinary share	**808**	645

15 EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the following data:

	2006	2005
Earnings (in HK$ million)		
Earnings for the purpose of basic and diluted earnings per share	**1,252**	1,595
Number of shares		
Weighted average number of ordinary shares for the purpose of basic earnings per share	**6,735,317,874**	6,388,671,140
Effect of deemed issue of shares under the Company's share option schemes for nil consideration	**17,122,267**	12,760,758
Effect of shares purchased from the market under the Company's share award schemes	**1,340,381**	–
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**6,753,780,522**	6,401,431,898

The US$450 million 1% guaranteed convertible bonds due 2007 outstanding as at December 31, 2006 and 2005 has an anti-dilutive effect on the basic earnings per share for the years ended December 31, 2006 and 2005.

16 PROPERTY, PLANT AND EQUIPMENT

In HK$ million	The Group 2006					
	Land and buildings	**Exchange equipment**	**Transmission plant**	**Other plant and equipment**	**Projects under construction**	**Total**
Cost						
Beginning of year	1,207	9,335	10,220	7,625	1,746	30,133
Additions	-	844	723	851	821	3,239
Transfers	3	295	506	382	(1,184)	2
Disposals	(10)	(76)	(4)	(520)	(4)	(614)
Exchange differences	6	18	-	12	40	76
End of year	1,206	10,416	11,445	8,350	1,419	32,836
Accumulated depreciation and impairment						
Beginning of year	99	4,992	3,663	5,367	-	14,121
Charge for the year	49	1,121	736	870	-	2,776
Impairment losses	-	10	-	1	-	11
Disposals	(8)	(68)	(4)	(499)	-	(579)
Exchange differences	2	2	-	6	-	10
End of year	142	6,057	4,395	5,745	-	16,339
Net book value						
End of year	1,064	4,359	7,050	2,605	1,419	16,497
Beginning of year	1,108	4,343	6,557	2,258	1,746	16,012

16 PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

In HK$ million	The Group 2005					
	Land and buildings	Exchange equipment	Transmission plant	Other plant and equipment	Projects under construction	Total
Cost						
Beginning of year	1,956	8,331	7,884	7,036	642	25,849
Additions						
– through acquisition of a subsidiary	–	229	382	147	518	1,276
– others	–	600	1,916	553	999	4,068
Transfers	(11)	221	39	130	(379)	-
Disposals	(738)	(46)	(1)	(235)	–	(1,020)
Exchange differences	–	–	–	(6)	(34)	(40)
End of year	1,207	9,335	10,220	7,625	1,746	30,133
Accumulated depreciation and impairment						
Beginning of year	137	4,025	3,019	4,647	–	11,828
Charge for the year	46	1,010	645	842	–	2,543
Impairment losses	–	–	-	50	–	50
Disposals	(84)	(45)	(1)	(165)	–	(295)
Exchange differences	–	2	–	(7)	–	(5)
End of year	99	4,992	3,663	5,367	–	14,121
Net book value						
End of year	1,108	4,343	6,557	2,258	1,746	16,012
Beginning of year	1,819	4,306	4,865	2,389	642	14,021

Land and buildings with an aggregate carrying value of approximately HK$31 million were pledged as security for certain bank borrowings of the Group as at December 31, 2006 (2005: HK$31 million).

The carrying amount of land and buildings of the Group is analyzed as follows:

In HK$ million	The Group	
	2006	2005
Held in Hong Kong		
On long lease (over 50 years)	**90**	93
On medium-term lease (10-50 years)	**890**	930
Held outside Hong Kong		
Freehold	**38**	40
Leasehold		
On medium-term lease (10-50 years)	**46**	45
	1,064	1,108

16 PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

In 2005, the Group performed an annual review to reassess the useful lives of certain exchange equipment, transmission plant, and other plant and equipment of the Group, based on the experience from the Group's operational management, certification from equipment suppliers, technological trend research and future economic trend. The reassessment resulted in a change in the estimated useful lives of these assets as the current switching network would be migrated to a full Internet Protocol network which would prolong the lives of certain assets in other parts of the network. The Group considered this to be a change in accounting estimate and therefore accounted for the change prospectively from July 1, 2005. As a result of this change in accounting estimate, the Group's profit for the year ended December 31, 2005 and the net assets as at December 31, 2005 were both increased by HK$110 million.

In HK$ million	The Company **2006** **Other plant and equipment**
Cost	
Beginning of year	**5**
Additions	**–**
End of year	**5**
Accumulated depreciation and impairment	
Beginning of year	**2**
Charge for the year	**1**
End of year	**3**
Net book value	
End of year	**2**
Beginning of year	**3**

In HK$ million	The Company 2005 Other plant and equipment
Cost	
Beginning of year	5
Additions	–
End of year	5
Accumulated depreciation and impairment	
Beginning of year	2
Charge for the year	–
End of year	2
Net book value	
End of year	3
Beginning of year	3

17 INVESTMENT PROPERTIES

In HK$ million	The Group	
	2006	2005
Beginning of year	**3,390**	5,076
Additions	**127**	–
Transfers	**(2)**	–
Disposals	**–**	(1,765)
Exchange differences	**123**	77
Fair value gains	**1**	2
End of year	**3,639**	3,390

Investment properties held in and outside Hong Kong were revalued as at December 31, 2006 by an independent valuer, CB Richard Ellis Limited. The basis of valuation for investment properties was open market value.

The carrying amount of investment properties of the Group is analyzed as follows:

In HK$ million	The Group	
	2006	2005
Held in Hong Kong		
On medium-term lease (10-50 years)	**3**	4
Held outside Hong Kong		
On long lease (over 50 years)	**730**	696
On medium-term lease (10-50 years)	**2,906**	2,690
	3,639	3,390

The Group leases out properties under operating leases. The leases typically run for an initial period of 1 to 9 years. None of the leases include contingent rentals.

As at December 31, 2006, the total future minimum lease payments in respect of investment properties and the dual use properties being accounted for as land and buildings under non-cancellable operating leases are receivable as follows:

In HK$ million	The Group	
	2006	2005
Within 1 year	**189**	208
After 1 year but within 5 years	**302**	333
After 5 years	**1**	45
	492	586

18 INTERESTS IN LEASEHOLD LAND

In HK$ million	The Group	
	2006	2005
Cost		
Beginning of year	**819**	1,364
Additions	**495**	–
Transfer to properties under development	**–**	(224)
Disposals	**–**	(321)
Exchange differences	**12**	–
End of year	**1,326**	819
Accumulated amortization		
Beginning of year	**158**	178
Charge for the year	**28**	16
Transfer to properties under development	**–**	(3)
Disposals	**–**	(33)
End of year	**186**	158
Net book value		
End of year	**1,140**	661
Beginning of year	**661**	1,186

The carrying amount of interests in leasehold land of the Group is analyzed as follows:

In HK$ million	The Group	
	2006	2005
Held in Hong Kong		
On long lease (over 50 years)	**93**	99
On medium-term lease (10-50 years)	**533**	550
Held outside Hong Kong		
On long lease (over 50 years)	**502**	–
On medium-term lease (10-50 years)	**12**	12
	1,140	661

The leasehold land transferred to properties under development in 2005 was subject to amortization over the period of the lease on a straight-line basis. The amount of amortization charge of the leasehold land had been capitalized as part of the cost of properties under development. As at December 31, 2006, the net book value of leasehold land included in properties under development was approximately HK$221 million (2005: HK$221 million).

19 PROPERTIES UNDER DEVELOPMENT

In HK$ million	The Group	
	2006	2005
Properties under development	**3,270**	7,473
Less: Amounts classified as current assets	**(1,231)**	(5,538)
Amounts classified as non-current assets	**2,039**	1,935

Pursuant to the Cyberport Project Agreement, the Group was granted an exclusive right and obligation to design, develop, construct and market the Cyberport project at Telegraph Bay on the Hong Kong Island. The Cyberport project consists of commercial and residential portions. The completed commercial portion was transferred to the Government at no consideration. The associated costs incurred have formed part of the development costs of the residential portion. Pre-sales of the residential portion of the Cyberport project commenced in February 2003.

20 GOODWILL

In HK$ million	The Group	
	2006	2005
Cost		
Beginning of year	**2,661**	960
Additions	**479**	1,701
End of year	**3,140**	2,661
Accumulated amortization and impairment		
Beginning and end of year	-	-
Carrying amount		
End of year	**3,140**	2,661
Beginning of year	**2,661**	960

20 GOODWILL *(CONTINUED)*

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group's CGUs identified according to business segment as follows:

In HK$ million	The Group	
	2006	2005 *(Note 44)*
TSS		
PCCW Global	**585**	585
Omnilink	**120**	120
	705	705
Mobile *(note a)*	**1,939**	1,538
PCCW Solutions	**6**	6
PCPD	**168**	168
Others		
PCCW Directories	**162**	162
ChinaBig	**58**	58
Taiwan Telecommunication Network Services Co., Ltd. ("TTNS")	**78**	–
UK Broadband	**16**	16
Others	**8**	8
	322	244
Total	**3,140**	2,661

a. The unallocated goodwill of HK$1,538 million arising from the acquisition of SUNDAY in 2005 is included in the Mobile segment under the new business segments identified during the year. In 2006, the Company completed assessing the synergistic effect that the acquisition of SUNDAY would bring to the Mobile CGU and determined that the entire amount of goodwill should be allocated to the Mobile CGU.

The recoverable amount of the UK Broadband CGU is determined using the fair value less costs to sell. The fair value is based on the best information available and refers to the amount at which the CGU could be bought or sold between willing parties. No impairment was recorded for the year ended December 31, 2006 (2005: Nil).

The recoverable amounts of the other CGUs are determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

Key assumptions used for value-in-use calculations:

		2006	
	Gross margin	**Growth rate**	**Discount rate**
PCCW Global	**29.5%**	**4.0%**	**14.0%**
Mobile	**65.6%**	**0%**	**11.5%**
PCCW Directories	**55.3%**	**1.0%**	**12.0%**
ChinaBig	**23.5%**	**8.2%**	**12.0%**
PCPD	**16.0%**	**0%**	**12.0%**

These assumptions have been used for the analysis of each CGU within the business segment.

20 GOODWILL *(CONTINUED)*

There was no evidence of impairment arising from this review. The only circumstances where a reasonably possible change in key assumptions might have caused an impairment loss to be recognized was in respect of PCCW Global where:

- a fall of 0.7% in the gross margin; or
- a decrease of 1.8% in the growth rate; or
- an increase of 3.1% in the discount rate

would have caused an impairment loss to be recognized.

Management determined budgeted gross margin based on past performance and its expectations for market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

21 INTANGIBLE ASSETS

In HK$ million	The Group 2006							
	Trademarks	Content licence	Wireless broadband licences	Mobile carrier licences	Customer base	Customer acquisition costs	Others	Total
Cost								
Beginning of year	1,528	375	98	101	65	-	90	2,257
Additions	-	-	-	14	-	233	-	247
Write-off	-	-	-	-	-	(12)	(27)	(39)
Exchange differences	-	-	14	-	-	-	-	14
End of year	1,528	375	112	115	65	221	63	2,479
Accumulated amortization and impairment								
Beginning of year	410	375	51	-	16	-	79	931
Charge for the year *(note b)*	81	-	20	10	33	78	10	232
Write-off	-	-	-	-	-	(12)	(27)	(39)
Exchange differences	-	-	6	-	-	-	-	6
End of year	491	375	77	10	49	66	62	1,130
Net book value								
End of year	1,037	-	35	105	16	155	1	1,349
Beginning of year	1,118	-	47	101	49	-	11	1,326

NOTES TO THE FINANCIAL STATEMENTS *(CONTINUED)*
December 31, 2006
(Amount expressed in Hong Kong dollars unless otherwise stated)

21 INTANGIBLE ASSETS *(CONTINUED)*

In HK$ million	The Group 2005						
	Trademarks	Content licence	Wireless broadband licences	Mobile carrier licence *(Note a)*	Customer base	Others	Total
Cost							
Beginning of year	1,518	375	106	–	–	63	2,062
Additions							
– through acquisition of a subsidiary	10	–	–	101	65	7	183
– others	–	–	–	–	–	20	20
Exchange differences	–	–	(8)	–	–	–	(8)
End of year	1,528	375	98	101	65	90	2,257
Accumulated amortization and impairment							
Beginning of year	332	375	31	–	–	58	796
Charge for the year *(note b)*	78	–	20	–	16	21	135
End of year	410	375	51	–	16	79	931
Net book value							
End of year	1,118	–	47	101	49	11	1,326
Beginning of year	1,186	–	75	–	–	5	1,266

a. The 3G licence acquired from SUNDAY in 2005 is amortized over the licence period, commencing from the date of launch of the 3G services in January 2006.

b. The amortization charge for the year is included in "General and administrative expenses" in the consolidated income statement.

22 INVESTMENTS IN SUBSIDIARIES

In HK$ million	The Company	
	2006	2005
Unlisted shares, at cost	**148,401**	146,471
Capital contribution in respect of employee share-based compensation	**288**	247
	148,689	146,718
Less: Provision for impairment in value	**(128,220)**	(128,233)
	20,469	18,485

The provision for impairment in value of HK$128,220 million (2005: HK$128,233 million) relates to certain subsidiaries of the Company which hold the Group's investments in subsidiaries, jointly controlled companies, associates, debt and equity securities.

Dividends from the PRC entities accounted for as subsidiaries will be declared based on the profits in the statutory financial statements of these PRC entities which are prepared using accounting principles generally accepted in the PRC. Such profits are different from the amounts reported under HKFRSs.

During the year, the Company entered into transactions with certain subsidiaries in the ordinary course of business. Details of the amounts due from and due to subsidiaries are as follows:

a. Amounts due from subsidiaries

In HK$ million	The Company	
	2006	2005
Amounts due from subsidiaries	**31,642**	95,320
Less: Provision for impairment	**(19,271)**	(19,281)
	12,371	76,039

Amounts due from subsidiaries are unsecured, non-interest bearing and repayable on demand.

As at December 31, 2006, the Group has financed the operations of certain of its PRC entities accounted for as subsidiaries in the form of shareholder's loans amounting to approximately US$199 million (2005: US$199 million) which have not been registered with the State Administration of Foreign Exchange. As a result, remittances in foreign currency of these amounts outside the PRC may be restricted.

b. Amounts due to subsidiaries

In HK$ million	The Company	
	2006	2005
Amounts due to subsidiaries	**–**	(67,508)

Amounts due to subsidiaries are unsecured, non-interest bearing and repayable on demand.

(Amount expressed in Hong Kong dollars unless otherwise stated)

22 INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

As at December 31, 2006, particulars of the principal subsidiaries of the Company are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group	
				Directly	Indirectly
PCCW-HKT Limited	Hong Kong	Investment holding	HK$6,092,100,052	–	100%
PCCW-HKT Telephone Limited[1]	Hong Kong	Telecommunications services	HK$2,163,783,209	–	100%
PCCW-HKT Business Services Limited	Hong Kong	Provision of business customer premises equipment and ancillary business services	HK$2	–	100%
PCCW-HKT Network Services Limited	Hong Kong	Provision of retail international data and value-added services, local value-added telecommunications services; consumer premises equipment, business customer premises equipment, computer products and ancillary services, marketing and selling satellite master antenna television and related equipment and products and provision of maintenance services in relation thereto, manages customer loyalty programs "No.1 Club" and **"Partners"** for members of the programs	HK$3	–	100%
PCCW-HKT Technical Services Limited	Hong Kong	Provision of technical support and maintenance services	HK$500,002	–	100%
PCCW Media Limited	Hong Kong	Provision of pay television programme services and interactive multimedia services	HK$3,500,000,100 (HK$3,500,000,095 ordinary shares, HK$1 "A" Class share and HK$4 "B" Class shares)	–	100%
PCCW Teleservices (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
廣州電盈綜合客戶服務技術發展有限公司[2]	The PRC	Customer service and consultancy	HK$53,803,000	–	100%
PCCW (Macau), Limitada	Macau	Telecommunications services and related value-added services	MOP2,000,000	–	75%
Cascade Limited	Hong Kong	Design, build and operate network infrastructures including technical consultancy and operation outsourcing	HK$10,000	–	100%

22 INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group	
				Directly	Indirectly
PCCW IMS Limited	Hong Kong	Provision of retail broadband and narrowband Internet access services under the "NETVIGATOR" brandname, international telecommunication services and the provision of support services to a fellow subsidiary	HK$2	-	100%
Pacific Century Systems Limited	Hong Kong	Customer premises equipment related business	HK$1,000,000	100%	-
Corporate Access Limited	Cayman Islands/ Asia Pacific	Transponder leasing	US$10	-	100%
PCCW Global (HK) Limited	Hong Kong	Provision of satellite based telecommunication services to third parties and satellite transponder capacity to a fellow subsidiary	HK$10	-	100%
PCCW Global Limited	Hong Kong	Global Internet Protocol based communication service	HK$2	-	100%
PCCW Global, Inc.	U.S.A.	Supply of broadband internet access solutions and web services	US$18	-	100%
PCCW Global (Singapore) Pte. Ltd.	Singapore	Telecommunication solutions resale services	S$2	-	100%
電訊盈科(北京)有限公司[2]	The PRC	Systems integration, consulting and informatization project	US$6,750,000	-	100%
Omnilink Technology Limited	British Virgin Islands	Investment holding	US$14,850	-	100%
Unihub China Information Technology Company Limited[3]	The PRC	Selling of hardware and software and information system consulting services	RMB200,000,000	-	38.2%
PCCW Solutions Limited	Hong Kong	Computer services and provision of IP/IT related value-added services to business customers	HK$1,200	-	100%
PCCW Business eSolutions Limited	Hong Kong	Provision of IP/IT related value-added services to business customers	HK$2	-	100%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	Data center services	HK$2	-	100%
Power Logistics Limited	Hong Kong	Provision of logistics services	HK$100,000	-	100%
PCCW Directories Limited[1]	Hong Kong	Sale of advertising in the Business White Pages, Yellow Pages for businesses and Yellow Pages for customers, publication of directories, provision of Internet directory services and sale of on-line advertising	HK$10,000	-	100%

NOTES TO THE FINANCIAL STATEMENTS *(CONTINUED)*
December 31, 2006
(Amount expressed in Hong Kong dollars unless otherwise stated)

22 INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group Directly	Indirectly
ChinaBiG Limited	Hong Kong	Production and distribution of trade directory	HK$839,189	–	90.14%
Pacific Century Premium Developments Limited	Bermuda/ Hong Kong	Investment holding	HK$240,245,987	–	61.66%
Cyber-Port Limited	Hong Kong	Property development	HK$2	–	61.66%
Beijing Jing Wei House and Land Estate Development Co., Ltd.[4]	The PRC	Property development	US$100,000,000	–	61.66%
北京啟夏房地產開發有限公司[2]	The PRC	Property development	US$33,000,000	–	61.66%
Talent Master Investments Limited	British Virgin Islands/ Hong Kong	Property development	US$1	–	61.66%
Taiwan Telecommunication Network Services Co., Ltd.	Republic of China	Type II Telecommunications services provider	NT$1,087,000,000	–	62.56%
SUNDAY Communications Limited (in voluntary liquidation)	Incorporated in the Cayman Islands and re-domiciled to the British Virgin Islands	Investment holding	HK$299,000,000	–	79.35%
SUNDAY Holdings (Hong Kong) Corporation	British Virgin Islands	Investment holding	US$112	–	100%
Mandarin Communications Limited (now known as PCCW Mobile HK Limited)	Hong Kong	Provision of mobile services, and sales of mobile phones and accessories	HK$1,254,000,100 (HK$100 ordinary shares, and HK$1,254,000,000 non-voting deferred shares)	–	100%
SUNDAY 3G (Hong Kong) Limited	Hong Kong	Licensee of Hong Kong 3G Licence	HK$2	–	100%
UK Broadband Limited	United Kingdom	Public Fixed Wireless Access Licence Business	GBP1	–	100%

Certain subsidiaries which do not materially affect the results or financial position of the Group are not included.

Notes:
1 The subsidiary has accounting year end date of March 31. These subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.
2 Represents a wholly foreign owned enterprise.
3 Represents a sino-foreign equity joint venture.
4 Represents a sino-foreign cooperative joint venture.

23 INTEREST IN JOINTLY CONTROLLED COMPANIES

In HK$ million	The Group 2006	2005
Share of net assets of jointly controlled companies, net of unrecognized losses	**2,815**	2,815
Loans due from jointly controlled companies	**8**	8
Amounts due from jointly controlled companies	**24**	24
	2,847	2,847
Provision for impairment	**(2,837)**	(2,837)
	10	10
Investments at cost, unlisted shares	**3,130**	3,130

Balances with jointly controlled companies are unsecured, non-interest bearing and have no fixed terms of repayment.

As at December 31, 2006, particulars of the principal jointly controlled company of the Group are as follows:

Company name	Place of incorporation	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group Directly	Indirectly
Reach Ltd.	Bermuda	Provision of international telecommunication services	US$5,890,000,000	–	50%

Summarized unaudited financial information of Group's interest in jointly controlled companies is as follows:

In HK$ million	2006	2005
Non-current assets	**768**	839
Current assets	**616**	1,122
Total assets	**1,384**	1,961
Non-current liabilities	**(341)**	(489)
Current liabilities	**(1,842)**	(2,326)
Net liabilities	**(799)**	(854)
Turnover	**2,264**	2,746
Expenses	**(2,213)**	(2,372)
Profit before taxation	**51**	374
Taxation	**(7)**	(34)
Profit for the year	**44**	340

24 INTEREST IN ASSOCIATES

In HK$ million	The Group		The Company	
	2006	2005	**2006**	2005
Share of net assets of associates, net of unrecognized losses	**698**	758	–	–
Loans due from an associate	**78**	78	–	–
Amounts due from an associate	**34**	34	–	1
	810	870	–	1
Provision for impairment	**(173)**	(175)	–	–
	637	695	–	1
Investments at cost, unlisted shares	**975**	975	–	–

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment.

As at December 31, 2006, particulars of the principal associates of the Group are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group	
				Directly	Indirectly
Great Eastern Telecommunications Limited*	Cayman Islands	Non-trading	US$43,112,715	–	49%
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Provision of computer reservation systems and travel related services	HK$15,600,000	–	37.04%
石化盈科信息技術有限責任公司	The PRC	Design and development of Enterprise Resource Planning systems, and customer relationship management systems	RMB50,000,000	–	45%

* The associate has accounting year end date of March 31. The associate prepares, for the purpose of consolidation, financial statements as at the same date as the Group.

Summarized unaudited financial information of the associates of the Group is as follows:

In HK$ million	**2006**	2005
Total assets	**1,615**	1,674
Total liabilities	**(316)**	(230)
Turnover	**622**	497
Profit after taxation	**55**	447

During the year ended December 31, 2006, the Group has not recognized its share of losses of its associates amounting to approximately HK$2 million (2005: HK$1 million). As at December 31, 2006, the accumulated share of losses of the associates unrecognized by the Group was HK$8 million (2005: HK$6 million).

25 INVESTMENTS

Investments are analyzed as follows:

In HK$ million	The Group	
	2006	2005
Held-to-maturity investments	**12**	18
Available-for-sale financial assets *(note a)*	**496**	526
Financial assets at fair value through profit or loss *(note b)*	**50**	312
	558	856

a. Available-for-sale financial assets

In HK$ million	The Group	
	2006	2005
Listed		
Hong Kong	–	101
Overseas	**37**	1
	37	102
Unlisted	**459**	424
	496	526
Market value of listed securities	**37**	102

During the year, available-for-sale financial assets with a carrying value of approximately HK$101 million (2005: HK$87 million) were sold and approximately HK$88 million (2005: Nil) was transferred from equity on disposal (see note 33). As a result, a realized gain of approximately HK$88 million (2005: HK$67 million) was recognized and included in "Other gains, net" in the consolidated income statement.

As at December 31, 2006, available-for-sale financial assets with an aggregate carrying value of approximately HK$21 million (2005: HK$21 million) were pledged as security for certain bank borrowings of the Group.

b. Financial assets at fair value through profit or loss

In HK$ million	The Group	
	2006	2005
Listed		
Hong Kong	**4**	255
Unlisted	**46**	57
	50	312

In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted investments plus written call options held by the counterparty for the remaining portion of those quoted investments. As at December 31, 2005, the underlying quoted investments with aggregate carrying value of approximately HK$178 million were placed as collateral for the transaction. All the equity swap contracts were terminated and the underlying quoted investments were sold in October 2006 (see note 29(c)).

26 CURRENT ASSETS AND LIABILITIES

a. Sales proceeds held in stakeholders' accounts

The balance represents proceeds from the sales of the residential portion of the Cyberport project retained in bank accounts opened and maintained by stakeholders. These amounts will be transferred to specific bank accounts, which are restricted in use, pursuant to certain conditions and procedures as stated in the Cyberport Project Agreement.

b. Restricted cash

Pursuant to the Cyberport Project Agreement, the Group has a restricted cash balance of approximately HK$826 million as at December 31, 2006 (2005: HK$1,332 million) held in specific bank accounts. The uses of the funds are specified in the Cyberport Project Agreement.

In addition, the Company has set aside a total cash balance of approximately HK$4,301 million as at December 31, 2006 (2005: Nil) in connection with the release of undertakings, details of which are set out in note 33(a).

The remaining HK$1 million as at December 31, 2006 (2005: HK$1 million) represented a bank deposit placed by an indirect subsidiary of the Company as a security for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

In addition, the Group had a restricted cash balance of approximately HK$259 million as at December 31, 2005 which represented a bank deposit placed by an indirect wholly-owned subsidiary of the Company as a security for a bank guarantee issued in favour of the Company in connection with the undertakings as set out in note 33(a)(iii). In April 2006, the restricted cash balance was released following the release of the undertakings effective on March 27, 2006.

c. Prepayments, deposits and other current assets

Included in prepayments, deposits and other current assets was prepaid programme costs of approximately HK$54 million as at December 31, 2006 (2005: HK$37 million).

d. Inventories

In HK$ million	The Group	
	2006	2005
Work-in-progress	**375**	417
Finished goods	**152**	103
Consumable inventories	**17**	14
	544	534

e. Investment in unconsolidated subsidiaries held for sale

In respect of the reverse acquisition of DFG in 2004, considering that certain subsidiaries of DFG were acquired and held exclusively with a view to resale, the investment in those subsidiaries of PCPD was accounted for as investment in unconsolidated subsidiaries held for sale and stated at the lower of carrying amount and fair value less costs to sell, of approximately HK$45 million as at December 31, 2005.

In 2006, the disposal of the investment in unconsolidated subsidiaries held for sale was completed and the investment was derecognized accordingly. The proceeds from the disposal were receivable in instalments. A provision of HK$25 million was made for the receivable considered doubtful and the receivable balance as at December 31, 2006 was reduced to HK$10 million, which was fully settled in January 2007.

26 CURRENT ASSETS AND LIABILITIES *(CONTINUED)*

f. Accounts receivable, net

An aging analysis of accounts receivable is set out below:

In HK$ million	The Group	
	2006	2005
0 – 30 days	**1,759**	1,247
31 – 60 days	**370**	354
61 – 90 days	**143**	110
91 – 120 days	**111**	107
Over 120 days	**463**	466
	2,846	2,284
Less: Impairment loss for doubtful debts	**(266)**	(228)
	2,580	2,056

The carrying amounts of net accounts receivable are denominated in the following currencies:

In HK$ million	The Group	
	2006	2005
Hong Kong Dollars	**1,791**	1,602
United States Dollars	**462**	230
Chinese Renminbi	**270**	185
New Taiwan Dollars	**40**	30
Others	**17**	9
	2,580	2,056

g. Short-term borrowings

In HK$ million	The Group		The Company	
	2006	2005	**2006**	2005
Bank loans	**6,311**	6,500	**6,300**	–
Current portion of long-term borrowings *(note 27(a))*	**3,521**	–	**–**	–
Convertible note and bonds *(note 27(b))*	**4,163**	–	**–**	–
	13,995	6,500	**6,300**	–
Secured	**11**	–	**–**	–
Unsecured	**13,984**	6,500	**6,300**	–

The carrying amounts of the short-term borrowings are denominated in the following currencies:

In HK$ million	The Group		The Company	
	2006	2005	**2006**	2005
Hong Kong Dollars	**6,300**	6,500	**6,300**	–
United States Dollars	**7,684**	–	**–**	–
Chinese Renminbi	**11**	–	**–**	–
	13,995	6,500	**6,300**	–

Please refer to note 41 for details of the Group's banking facilities.

26 CURRENT ASSETS AND LIABILITIES *(CONTINUED)*

h. Accounts payable

An aging analysis of accounts payable is set out below:

In HK$ million	The Group	
	2006	2005
0 – 30 days	**598**	648
31 – 60 days	**90**	82
61 – 90 days	**16**	43
91 – 120 days	**54**	49
Over 120 days	**264**	175
	1,022	997

The carrying amounts of the accounts payable are denominated in the following currencies:

In HK$ million	The Group	
	2006	2005
Hong Kong Dollars	**483**	651
United States Dollars	**202**	110
Chinese Renminbi	**274**	204
New Taiwan Dollars	**54**	28
Others	**9**	4
	1,022	997

i. Gross amount due to customers for contract work

In HK$ million	The Group	
	2006	2005
Contract costs incurred plus attributable profits less foreseeable losses	**779**	784
Less: Estimated value of work performed	**(786)**	(795)
	(7)	(11)

The total amount of progress billings, included in the estimated value of work performed as at December 31, 2006, was approximately HK$786 million (2005: HK$782 million).

Included in non-current assets at December 31, 2006 was approximately HK$8 million (2005: HK$8 million) representing retention receivable from customers in respect of construction contracts in progress.

27 LONG-TERM LIABILITIES

In HK$ million	The Group	
	2006	2005
Long-term borrowings *(note a)*	**15,438**	18,885
Convertible note and bonds *(note b)*	**–**	3,972
	15,438	22,857

a. Long-term borrowings

In HK$ million	The Group	
	2006	2005
Repayable within a period		
– not exceeding one year	**3,521**	–
– over two years, but not exceeding five years	**7,731**	–
– over five years	**7,707**	18,885
	18,959	18,885
Less: Amounts repayable within one year included under current liabilities *(note 26(g))*:		
US$456 million 7.88% guaranteed notes due 2013 *(note ii)*	**(3,521)**	–
	15,438	18,885
Representing:		
US$1,000 million 8% guaranteed notes due 2011 *(note i)*	**7,731**	7,701
US$456 million 7.88% guaranteed notes due 2013 *(note ii)*	**–**	3,508
US$500 million 6% guaranteed notes due 2013 *(note iii)*	**3,862**	3,847
US$500 million 5.25% guaranteed notes due 2015 *(note iv)*	**3,845**	3,829
	15,438	18,885
Secured	**–**	–
Unsecured	**15,438**	18,885

Details of major long-term borrowings of HK$18,959 million (2005: HK$18,885 million) of the Group are presented below:

i. **US$1,000 million 8% guaranteed notes due 2011**

In November 2001, PCCW-HKT Capital Limited, an indirect wholly-owned subsidiary of the Company, issued US$1,000 million 7.75% guaranteed notes due 2011 (the "Notes due 2011"). Interest is payable semi-annually in arrears. The interest rate payable on the Notes due 2011 will be subject to adjustment from time to time if the relevant rating agencies downgrade the rating ascribed to the Notes due 2011 below a pre-agreed level. The interest rate payable on the Notes due 2011 has been adjusted to 8% based on the current ratings.

The Notes due 2011 are unconditionally and irrevocably guaranteed by PCCW–HKT Telephone Limited ("HKTC"), an indirect wholly-owned subsidiary of the Company, and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

ii. **US$456 million 7.88% guaranteed notes due 2013**

On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of the Company, privately placed US$456 million 7.88% guaranteed notes due 2013 to raise funds for general corporate purposes. The notes were listed on the Luxembourg Stock Exchange and were unconditionally and irrevocably guaranteed by the Company until May 12, 2004. On May 12, 2004, the noteholders approved the novation of the guarantee to HKTC and amendments to certain terms of the notes. Subsequent to December 31, 2006, these guaranteed notes were fully redeemed on January 24, 2007.

27 LONG-TERM LIABILITIES *(CONTINUED)*

a. Long-term borrowings *(continued)*

iii. US$500 million 6% guaranteed notes due 2013

On July 17, 2003, PCCW-HKT Capital No.2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million 6% guaranteed notes due 2013 which are listed on the Luxembourg Stock Exchange. The notes are irrevocably and unconditionally guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

iv. US$500 million 5.25% guaranteed notes due 2015

On July 20, 2005, PCCW-HKT Capital No.3 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million 5.25% guaranteed notes due 2015, which are listed on the Singapore Exchange Securities Trading Limited. Interest is payable semi-annually in arrears. The notes are irrevocably and unconditionally guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

Please refer to note 41 for details of the Group's banking facilities.

b. Convertible note and bonds

In HK$ million	The Group	
	2006	2005
Repayable within a period		
– not exceeding one year	**4,163**	–
– over one year, but not exceeding two years	–	3,972
	4,163	3,972
Less: Amounts repayable within one year included under current liabilities *(note 26(g))*:		
US$450 million 1% guaranteed convertible bonds due 2007 *(note i)*	**(4,163)**	–
	–	3,972
Representing:		
US$450 million 1% guaranteed convertible bonds due 2007 *(note i)*	–	3,972
Secured	–	–
Unsecured	–	3,972

Details of convertible note and bonds of HK$4,163 million (2005: HK$3,972 million) of the Group are presented below:

i. US$450 million 1% guaranteed convertible bonds due 2007

On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$450 million 1% guaranteed convertible bonds due 2007, which were unconditionally and irrevocably guaranteed on a joint and several basis by the Company and HKTC. The convertible bonds due 2007 were listed on the Luxembourg Stock Exchange. They were convertible, at the option of their holders, into ordinary shares of the Company at an initial conversion price of HK$13.5836 (approximately US$1.7415) per share at any time up to and including the close of business on January 15, 2007. The bonds bore interest at 1% per annum, payable semi-annually in arrears on January 29 and July 29 in each year and at maturity, commencing on July 29, 2002. These bonds were redeemed in US dollars at 119.383% of their principal amount, plus accrued interest on January 29, 2007. The redemption was in cash and not by conversion into ordinary shares of the Company.

The convertible bonds due 2007 were split into the liability and equity components at initial recognition. Interest expense on the convertible bonds is calculated using the effective interest method by applying the effective interest rate of 5.3% to the liability component, including the redemption premium.

As at December 31, 2006, none of the above-mentioned convertible note and bonds had been converted into ordinary shares of the Company.

28 PROVISIONS

In HK$ million	The Group		
	2006		
	Payment to the Government *(Note a)*	**Others**	**Total**
Beginning of year	**6,705**	**29**	**6,734**
Additional provisions included in properties under development	**390**	**–**	**390**
Additional provisions made	**–**	**16**	**16**
Provisions settled	**(3,615)**	**(20)**	**(3,635)**
End of year	**3,480**	**25**	**3,505**
Less: Amounts classified as current liabilities	**(1,889)**	**(25)**	**(1,914)**
Amounts classified as non-current liabilities	**1,591**	**–**	**1,591**

a. Pursuant to the Cyberport Project Agreement, the Government shall be entitled to receive payments of approximately 65% from the surplus cash flow arising from the sales of the residential portion of the Cyberport project, net of certain allowable costs incurred on the project, as stipulated under certain terms and conditions of the Cyberport Project Agreement. Provision for payment to the Government is included in properties under development as the amount is considered as a part of the development costs of the Cyberport project. The provision is based on estimated sales proceeds of the residential portion of the Cyberport project and the estimated development costs of the Cyberport project. The estimated amount to be paid to the Government during the forthcoming year is classified as current liabilities.

29 DERIVATIVE FINANCIAL INSTRUMENTS

In HK$ million	The Group		The Company	
	2006	2005	**2006**	2005
Current assets				
Cross currency swaps *(note a)*	**–**	42	**–**	–
Interest rate option *(note b)*	**–**	–	**–**	–
Equity swap and equity option *(note c)*	**–**	60	**–**	–
	–	102	**–**	–
Current liabilities				
Cross currency swaps *(note a)*	**(555)**	(62)	**(6)**	(15)

a. As at December 31, 2006, the Group had outstanding cross currency swap contracts with notional amounts of US$2,906 million (approximately HK$22,616 million) (2005: US$2,406 million (approximately HK$18,767 million)) at various rates respectively, to manage the Group's exposure to foreign currencies fluctuations. The Company had outstanding cross currency swap contracts with notional amounts of US$450 million (approximately HK$3,506 million) (2005: US$450 million (approximately HK$3,510 million)) at various rates respectively.

The carrying amounts of cross currency swap contracts represent either the fair value receivables, which are included in current assets, or fair value payables, which are included current liabilities, as at December 31, 2006.

During the year, certain cross currency swap contracts were designated as cash flow hedges for certain of the Group's foreign currency denominated long-term liabilities, details of which are set out in note 38(d).

b. The Group enters into interest rate options to manage its interest rate risk. As at December 31, 2006, the total notional amount of such instruments was HK$28 million (2005: HK$38 million) and the carrying amount of such instruments was nil (2005: Nil).

29 DERIVATIVE FINANCIAL INSTRUMENTS *(CONTINUED)*

c. In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options held by the counterparty for the remaining portion of those quoted other investments. The deemed forward sales effectively eliminated the Group's exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. An advance receipt of approximately HK$187 million for the deemed forward sales was received in 2002. The Group also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The underlying quoted other investments for both the deemed forward sales and written call options have been placed as collateral for the above equity swap and equity option transactions (note 25(b)).

Each of these equity swap contracts comprised a debt instrument (the host contract) and embedded derivatives that were indexed to the prices of the equity investments. The debt instrument was carried at amortized cost while the compound embedded derivatives were bifurcated from the host contract and were separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2005, the carrying amount of the debt instrument and the compound derivatives was HK$206 million, which was included in "Other long-term liabilities", and HK$60 million, which was included in "Derivative financial instruments" under current assets, respectively. All the equity swap contracts were terminated in October 2006 and a gain of approximately HK$1 million was recognized and reflected under "Other gains, net" in the consolidated income statement for the year ended December 31, 2006.

No new derivative contract of this nature was entered into by the Group in 2006 and 2005.

30 SHARE CAPITAL

	2006		2005	
	Number of shares	**Nominal value HK$ million**	Number of shares	Nominal value HK$ million
Authorized:				
Ordinary shares of HK$0.25 each				
Beginning of year	**10,000,000,000**	**2,500**	6,400,000,000	1,600
Increase during the year *(note a)*	**-**	**-**	3,600,000,000	900
End of year	**10,000,000,000**	**2,500**	10,000,000,000	2,500
Issued and fully paid:				
Ordinary shares of HK$0.25 each				
Beginning of year	**6,723,020,490**	**1,681**	5,374,263,061	1,344
Exercise of employee share options *(note b)*	**27,150,827**	**7**	5,185,663	1
Issued for cash *(note c)*	**-**	**-**	1,343,571,766	336
End of year	**6,750,171,317**	**1,688**	6,723,020,490	1,681

a. Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005, the authorized share capital of the Company was increased from HK$1,600,000,000 to HK$2,500,000,000 by the creation of an additional 3,600,000,000 ordinary shares of HK$0.25 each, ranking pari passu with the existing shares of the Company.

b. During 2006, 27,150,827 (2005: 5,185,663) employee share options were exercised by the eligible option holders at their respective subscription prices for a total cash consideration of HK$119,277,935 (2005: HK$22,557,634) resulting in the issue of 27,150,827 (2005: 5,185,663) new ordinary shares of HK$0.25 each, details of which are set out in note 32(a)(iv).

30 SHARE CAPITAL *(CONTINUED)*

c. Upon the completion of the subscription by China Netcom Group on April 1, 2005, China Netcom Corporation (BVI) Limited, an indirect wholly-owned subsidiary of China Netcom Group, subscribed for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share. The proceeds from the subscription were approximately HK$7,927 million (before deduction of expenses), of which up to HK$5,000 million may be used for investing in telecommunications opportunities in the PRC and the remainder may be used for reducing the Group's debt and general corporate purposes.

All new ordinary shares issued during the year rank pari passu in all respects with the existing shares.

31 EMPLOYEE RETIREMENT BENEFITS

a. Defined benefit retirement schemes

The Group operates defined benefit retirement schemes ("DB Schemes") that provide lump sum benefits for employees upon resignation and retirement. The DB Schemes are final salary defined benefit schemes. The scheme assets are administered by independent trustees and are maintained independently of the Group's finances.

The DB Schemes are funded by contributions from the Group and employees in accordance with qualified independent actuaries' recommendation from time to time on the basis of periodic valuations.

On October 31, 2005, all the benefits of active members in respect of service before July 1, 2003 (i.e. the date on which all active members of the DB Schemes were transferred to defined contribution schemes operated by the Group for future services, with their benefits prior to that date remaining unchanged) were transferred to defined contribution schemes operated by the Group ("Transfer of past DB benefits") effective November 1, 2005. The value of the benefits of each member transferred was calculated to be the benefit entitlement of such members as at October 31, 2005, plus enhancement, if any. Enhancement is 50% of the increase in vested benefit, if any, which would have accrued to such members during the period from October 31, 2005 to January 31, 2006, assuming the transfer did not occur until January 31, 2006. After the Transfer of past DB benefits, the DB Schemes no longer have a defined benefit obligation in respect of the active members. This Transfer of past DB benefits was considered as a curtailment and settlement event under HKAS 19 "Employee Benefits". The Group has injected HK$64 million to the DB Schemes to make up part of the funding deficit as at October 31, 2005. An one-off curtailment and settlement gain of HK$197 million was recognized in the consolidated income statement for the year ended December 31, 2005.

The latest independent actuarial valuation of the DB Schemes, prepared in accordance with HKAS 19, was carried out on December 31, 2006 and was prepared by Mr Ray Chan of Watson Wyatt Hong Kong Limited, fellow of the Society of Actuaries, USA, using the projected unit credit method. The actuary was of the opinion that the fair value of the scheme assets was sufficient to cover 87.8% (2005: 92.5%) of the present value of the defined benefit obligations as at December 31, 2006.

i. The amount recognized in the consolidated balance sheet is as follows:

In HK$ million	The Group	
	2006	2005
Present value of the defined benefit obligations	**237**	228
Fair value of scheme assets	**(208)**	(211)
	29	17
Unrecognized actuarial losses	**(18)**	(4)
Defined benefit liability in the consolidated balance sheet	**11**	13

No employer's contributions are expected to be paid to the scheme in 2007.

31 EMPLOYEE RETIREMENT BENEFITS *(CONTINUED)*

a. Defined benefit retirement schemes *(continued)*

ii. Major categories of scheme assets as a percentage of total scheme assets are as follows:

	The Group	
	2006	2005
Equity securities	–	1%
Cash or short-term fixed deposits	**100%**	99%
	100%	100%

As at December 31, 2006, the scheme assets do not include any ordinary shares issued by the Company (2005: Nil).

iii. Movements in the present value of the defined benefit obligations are as follows:

In HK$ million	The Group	
	2006	2005
Beginning of year	**228**	3,984
Benefits paid	**(11)**	(157)
Interest cost	**10**	131
Actuarial losses/(gains)	**10**	(162)
Curtailment	–	(101)
Settlement	–	(3,467)
End of year	**237**	228

iv. Movements in the present value of scheme assets are as follows:

In HK$ million	The Group	
	2006	2005
Beginning of year	**211**	3,691
Contributions paid	–	64
Benefits paid	**(11)**	(157)
Expected return on scheme assets	**12**	174
Actuarial losses	**(4)**	(94)
Settlement	–	(3,467)
End of year	**208**	211

31 EMPLOYEE RETIREMENT BENEFITS *(CONTINUED)*

a. Defined benefit retirement schemes *(continued)*

v. (Income)/Expense recognized in the consolidated income statement is as follows:

In HK$ million	The Group	
	2006	2005
Interest cost	**10**	131
Expected return on scheme assets	**(12)**	(174)
Gain on curtailment/settlement	**–**	(197)
	(2)	(240)
The income is recognized in the following line item in the consolidated income statement:		
General and administrative expenses – retirement costs for other staff *(note 9(a))*	**(2)**	(240)
Actual return on scheme assets	**8**	80

vi. The principal actuarial assumptions used (expressed as weighted averages) are as follows:

	The Group	
	2006	2005
Discount rate	**4.00%**	4.25%
Expected rate of return on scheme assets	**5.75%**	5.75%
Future pension increase	**3.00%**	3.00%

The expected rate of return on scheme assets is based on the long-term benchmark allocation of the scheme.

vii. Historical information:

In HK$ million	The Group
	2006
Present value of the defined benefit obligations	**237**
Fair value of scheme assets	**(208)**
Deficit in the scheme	**29**
Experience losses on scheme liabilities	**2**
Experience losses on scheme assets	**4**

b. Defined contribution retirement scheme

The Group also operates defined contribution schemes, including the Mandatory Provident Fund Scheme (the "MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance, for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The schemes are administered by independent trustees.

Under the defined contribution scheme, the employer is required to make contributions to the scheme at rates specified under the rules of the scheme. Where employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately upon the completion of the service in the relevant service period.

(Amount expressed in Hong Kong dollars unless otherwise stated)

32 EQUITY COMPENSATION BENEFITS

a. Share option schemes of the Company

The Company has a share option scheme (the "1994 Scheme") which was adopted in September 1994 and amended in May 2002 under which the board of directors (the "Board") of the Company may, at its discretion, invite employees of the Group, including directors of any company in the Group, and other eligible persons, to take up options to subscribe for shares of the Company. The vesting period and exercise period of the options are determined by the Board but in any case no options can be exercised later than 10 years from the date of grant. Each option gives the holder the right to subscribe for one share. The 1994 Scheme was due to expire in September 2004.

At the Company's annual general meeting held on May 19, 2004, the shareholders of the Company approved the termination of the 1994 Scheme and the adoption of a new share option scheme (the "2004 Scheme"). Since May 19, 2004, the Board may, at its discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated in the 2004 Scheme. The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2004 Scheme and any other share option schemes including 1994 Scheme must not exceed 30% of the shares in issue from time to time. In addition, the maximum number of shares which may be granted under the 2004 Scheme must not exceed 10% of the Company's issued share capital as at May 19, 2004 (or some other date if renewal of this limit is approved by shareholders). The exercise price of the options under the 2004 Scheme shall be determined by the Board at its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the daily quotations sheet of the Stock Exchange on the date of grant, (ii) the average closing price of the shares as stated in the daily quotations sheet of the Stock Exchange for the five days last preceding the date of grant on which days it has been possible to trade shares on the Stock Exchange, and (iii) the nominal value of a share on the date of grant. The vesting period and exercise period of the options are determined by the Board, but no option can be exercised later than the day last preceding the tenth anniversary of the date of grant in respect of such option. In general, the subscription price is determined by reference to the closing prices of the shares as stated in the daily quotations sheet of the Stock Exchange. The basis for determination of the subscription price and the total number of shares that can be granted to eligible persons are precisely specified in the rules of the 2004 Scheme. The 2004 Scheme does not specify a minimum period for which an option must be held nor a performance target which must be achieved before an option can be exercised. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

i. Movements in the number of share options outstanding and their related weighted average exercise prices

	2006		2005	
	Weighted average exercise price HK$	**Number of options**	Weighted average exercise price HK$	Number of options
Beginning of year	**9.49**	**231,498,073**	11.26	178,742,716
Issued *(note iii)*	**4.92**	**25,000,000**	4.55	75,924,000
Exercised *(note iv)*	**4.39**	**(27,150,827)**	4.35	(5,185,663)
Cancelled/Lapsed *(note v)*	**19.06**	**(18,230,418)**	7.73	(17,982,980)
End of year *(note ii)*	**8.78**	**211,116,828**	9.49	231,498,073
Exercisable at end of year	**10.34**	**152,323,328**	13.62	123,852,906

32 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

a. Share option schemes of the Company *(continued)*

ii. Terms of unexpired and unexercised share options at balance sheet date

Date of grant	Vesting period	Exercise period	Exercise price HK$	Number of options **2006**	Number of options 2005
August 17, 1999 to September 15, 1999	August 17, 2000 to August 17, 2004	August 17, 2000 to August 17, 2009	11.7800	**14,137,058**	16,412,125
October 25, 1999 to November 23, 1999	October 25, 2000 to October 25, 2004	October 25, 2000 to October 25, 2009	22.7600	**3,184,400**	3,370,400
February 8, 2000 to March 8, 2000	February 8, 2001 to February 8, 2003	February 8, 2001 to February 8, 2010	75.2400	**86,700**	86,700
August 26, 2000 to September 24, 2000	May 26, 2001 to May 26, 2005	May 26, 2001 to August 26, 2010	60.1200	**6,571,200**	9,887,200
October 27, 2000 to November 25, 2000	March 15, 2001 to March 15, 2005	March 15, 2001 to October 27, 2010	24.3600	**9,218,282**	9,989,790
January 22, 2001 to February 20, 2001	January 22, 2001 to January 22, 2005	January 22, 2001 to January 22, 2011	16.8400	**12,673,839**	16,368,452
February 20, 2001	February 8, 2002 to February 8, 2004	February 8, 2002 to February 8, 2011	18.7600	**86,700**	86,700
April 17, 2001 to May 16, 2001	May 26, 2001 to May 26,2005	May 26, 2001 to April 17, 2011	10.3000	**1,122,560**	1,147,040
July 16, 2001 to September 15, 2001	July 16, 2002 to July 16, 2004	July 16, 2002 to July 16, 2011	9.1600	**272,680**	365,760
October 15, 2001 to November 13, 2001	October 15, 2002 to October 15, 2004	October 15, 2002 to October 15, 2011	8.6400	**120,000**	120,000
May 10, 2002	April 11, 2003 to April 11, 2007	April 11, 2003 to April 11, 2012	7.9150	**86,700**	86,700
August 1, 2002	August 1, 2003 to August 1, 2005	August 1, 2003 to July 31, 2012	8.0600	**200,000**	200,000
October 11, 2002	October 11, 2002	October 11, 2002 to October 10, 2007	8.6165	**1,200,000**	1,200,000
November 13, 2002	November 13, 2003 to November 13, 2005	November 13, 2003 to November 12, 2012	6.1500	**6,680,000**	6,820,000
July 25, 2003	July 25, 2004 to July 25, 2006	July 25, 2004 to July 23, 2013	4.3500	**71,006,209**	92,568,206
September 16, 2003	September 16, 2004 to September 16, 2006	September 16, 2004 to September 14, 2013	4.9000	**177,000**	190,000
February 8, 2005	February 8, 2006 to February 8, 2007	February 8, 2006 to February 7, 2009	4.4750	**52,293,500**	65,599,000
September 1, 2005	September 1, 2006 to September 1, 2008	September 1, 2006 to August 31, 2010	5.2500	**7,000,000**	7,000,000
September 15, 2006	September 15, 2007 to September 15, 2009	September 15, 2007 to September 14, 2010	4.9240	**25,000,000**	–
				211,116,828	231,498,073

(Amount expressed in Hong Kong dollars unless otherwise stated)

32 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

a. Share option schemes of the Company *(continued)*

ii. Terms of unexpired and unexercised share options at balance sheet date *(continued)*

The range of exercise prices and the weighted average remaining contractual life of the share options outstanding are as follows:

Range of exercise prices	2006 Weighted average remaining contractual life (years)	2006 Number of options	2005 Weighted average remaining contractual life (years)	2005 Number of options
HK$4.01 to 5.04	**4.51**	**148,476,709**	5.71	158,357,206
5.05 to 7.54	**4.74**	**13,680,000**	5.76	13,820,000
7.55 to 11.29	**3.05**	**3,001,940**	4.10	3,119,500
11.30 to 16.79	**2.63**	**14,137,058**	3.63	16,412,125
16.80 to 25.04	**3.82**	**25,163,221**	4.84	29,815,342
55.05 to 70.04	**3.65**	**6,571,200**	4.65	9,887,200
70.05 to 85.00	**3.10**	**86,700**	4.10	86,700
		211,116,828		231,498,073

iii. Details of share options granted during the year

Vesting period	Exercise period	Exercise price HK$	2006 Consideration received HK$	2006 Number of options	2005 Consideration received HK$	2005 Number of options
February 8, 2006 to February 8, 2007	February 8, 2006 to February 7, 2009	4.4750	**-**	**-**	-	68,924,000
September 1, 2006 to September 1, 2008	September 1, 2006 to August 31, 2010	5.2500	**-**	**-**	-	7,000,000
September 15, 2007 to September 15, 2009	September 15, 2007 to September 14, 2010	4.9240	**-**	**25,000,000**	-	-
			-	**25,000,000**	-	75,924,000

The fair value of share options granted during the year is determined using the trinomial option pricing model. The weighted average fair value of share options granted and the respective weighted average inputs and assumptions to the model are as follows:

	2006	2005
Fair value at measurement date	**HK$0.95**	HK$0.99
Share price	**HK$4.92**	HK$4.55
Exercise price	**HK$4.92**	HK$4.55
Expected volatility	**27.66%**	31.53%
Expected option life (in years)	**4 years**	4.09 years
Expected dividends	**3.78%**	3.33%
Risk-free interest rate	**3.94%**	2.54%

32 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

a. Share option schemes of the Company *(continued)*

iii. Details of share options granted during the year *(continued)*

The expected volatility is based on statistical analysis of daily share prices over one year immediately preceding the grant date. Expected dividends are based on historical dividends. Risk-free interest rate is based on the market yield of Exchange Fund Notes with a term similar to the expected option life.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

iv. Details of share options exercised during the year

			2006		2005	
Exercise date	Exercise price HK$	Market value per share at exercise date HK$	**Proceeds received HK$**	**Number of options**	Proceeds received HK$	Number of options
January 3, 2005 to December 9, 2005	4.3500	4.48 to 5.35	**-**	**-**	22,557,634	5,185,663
January 4, 2006 to December 29, 2006	4.3500	4.67 to 5.75	**77,518,422**	**17,820,327**	-	-
February 8, 2006 to November 28, 2006	4.4750	4.65 to 5.75	**41,695,813**	**9,317,500**	-	-
February 8, 2006	4.9000	5.55	**63,700**	**13,000**	-	-
			119,277,935	**27,150,827**	22,557,634	5,185,663

The weighted average share price at the date of exercise for share options exercised during the year was HK$5.28 (2005: HK$5.07).

v. Details of share options cancelled or lapsed during the year

Exercise period	Exercise price HK$	Number of options **2006**	Number of options 2005
August 17, 2000 to August 17, 2009	11.7800	**2,275,067**	2,460,265
August 17, 2000 to October 25, 2009	22.7600	**186,000**	62,000
May 26, 2001 to August 26, 2010	60.1200	**3,316,000**	59,400
March 15, 2001 to October 27, 2010	24.3600	**771,508**	1,095,280
January 22, 2001 to January 22, 2011	16.8400	**3,694,613**	826,866
May 26, 2001 to April 17, 2011	10.3000	**24,480**	177,320
July 16, 2002 to July 16, 2011	9.1600	**93,080**	282,840
October 15, 2002 to October 15, 2011	8.6400	**-**	172,000
April 11, 2003 to April 11, 2012	7.9150	**-**	145,000
June 19, 2002 to May 21, 2012	10.0900	**-**	179,000
November 13, 2003 to November 12, 2012	6.1500	**140,000**	40,000
July 25, 2004 to July 23, 2013	4.3500	**3,741,670**	8,158,009
September 16, 2004 to September 14, 2013	4.9000	**-**	1,000,000
February 8, 2006 to February 7, 2009	4.4750	**3,988,000**	3,325,000
		18,230,418	17,982,980

(Amount expressed in Hong Kong dollars unless otherwise stated)

32 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

b. Share award schemes of the Company

In 2002, the Company established two employee share incentive award schemes under which awards of shares may be granted to employees of participating subsidiaries. Directors of the Company are not eligible to participate in either scheme. On June 10, 2002, the Company approved the establishment of the Purchase Scheme under which selected employees are awarded shares purchased in the market. On November 12, 2002, the Company approved the establishment of the Subscription Scheme under which selected employees are awarded newly issued shares. The purpose of both the Purchase Scheme and the Subscription Scheme is to recognize the contributions of certain employees of the Group, to retain them for the continued operation and development of the Group, and to attract suitable personnel for the further development of the Group. In 2006, the Purchase Scheme was amended under which directors of any participating company in the Group are also eligible to participate in this scheme. Under both schemes, following the making of an award to an employee, the relevant shares are held on trust for that employee and then vest over a period of time provided that the employee remains an employee of the Group at the relevant time and satisfies any other conditions specified at the time the award is made. The maximum aggregate number of shares that can be awarded under the two schemes is limited to 1% of the issued share capital of the Company (excluding shares that have already been transferred to employees on vesting).

A summary of movements in shares held under the share award schemes during the year is as follows:

	Number of shares	
	2006	2005
Beginning of year	–	3,692,400
Purchase from the market by the trustee at average market price of HK$4.81 per share	**5,073,600**	–
Awards of vested shares to employees	–	(3,692,400)
Forfeiture of lapsed shares	**1,426,400**	–
End of year	**6,500,000**	–

The fair value of shares awarded under the Purchase Scheme during the year at the measurement date is HK$4.90, which is measured by the quoted market price of the shares at grant date.

c. Shares granted by principal shareholder of the Company

Pursuant to an agreement made between the Chairman and a director in 2003, 2,161,000 shares (2005: 2,161,000 shares) of the Company were transferred by the Chairman personally to that director in July 2006, being the third (last) annual installment of a total of 6,483,000 shares the Chairman agreed to transfer to that director. No new shares were issued by the Company.

The fair value of shares granted by principal shareholder is measured by the quoted market price of the shares at grant date.

32 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

d. Share option schemes of PCPD

PCPD approved and adopted a share option scheme on March 17, 2003 (the "2003 PCPD Scheme"), which was valid for 10 years after the date of adoption. In order to align the terms of the share option scheme of PCPD with those of the Company and in view of the limited number of shares capable of being issued under the 2003 PCPD Scheme relative to the current capital base of PCPD, the shareholders of PCPD approved the termination of the 2003 PCPD Scheme and the adoption of a new share option scheme (the "2005 PCPD Scheme") at PCPD's annual general meeting held on May 13, 2005. The 2005 PCPD Scheme became effective on May 23, 2005 following its approval by the shareholders of the Company. No further share options will be granted under the 2003 PCPD Scheme following its termination, but the provisions of such scheme will remain in full force and effect with respect to the options granted prior to its termination.

Under the 2005 PCPD Scheme, the board of directors of PCPD may, at its discretion, grant share options to any eligible person to subscribe for shares in PCPD subject to the terms and conditions stipulated in the 2005 PCPD Scheme. The exercise price of the options under the 2005 PCPD Scheme is determined by the board of directors of PCPD at its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares of PCPD as stated in the daily quotations sheet of the Stock Exchange on the date of grant; (ii) the average closing price of the shares of PCPD as stated in the daily quotations sheet of the Stock Exchange for the five days last preceding the date of grant on which days it has been possible to trade shares on the Stock Exchange; and (iii) the nominal value of the share of PCPD on the date of grant. The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 PCPD Scheme and other share option schemes of PCPD must not exceed 30% of the shares in issue from time to time. In addition, the maximum number of shares of PCPD in respect of which options may be granted under the 2005 PCPD Scheme shall not (when aggregated with any shares subject to any grants made after May 23, 2005 pursuant to any other share option schemes of PCPD) exceed 10% of the issued share capital of PCPD on May 23, 2005 (or some other date if renewal of this limit is approved by shareholders).

No share options have been granted under the 2005 PCPD Scheme during the year ended December 31, 2006 and no share options were outstanding at December 31, 2006 under such scheme.

Details of share options granted by PCPD pursuant to the 2003 PCPD Scheme and the share options outstanding, are as follows:

i. Movements in the number of share options outstanding and their related weighted average exercise prices

	2006		2005	
	Weighted average exercise price HK$	**Number of options**	Weighted average exercise price HK$	Number of options
Beginning and end of year *(note ii)*	**2.375**	**10,000,000**	2.375	10,000,000
Exercisable at end of year	**2.375**	**10,000,000**	2.375	10,000,000

ii. Terms of unexpired and unexercised share options at balance sheet date

				Number of options	
Date of grant	Vesting period	Exercise period	Exercise price HK$	**2006**	2005
December 20, 2004	December 20, 2004	December 20, 2004 to December 19, 2014	2.375	**10,000,000**	10,000,000
				10,000,000	10,000,000

The options outstanding at December 31, 2006 had an exercise price of HK$2.375 (2005: HK$2.375) and a weighted average remaining contractual life of 8 years (2005: 9 years).

As the share options were vested before January 1, 2005, there was no expenses recognized in the consolidated income statement.

33 RESERVES/(DEFICIT)

In HK$ million	2006									
	Share premium	Special capital reserve	Treasury stock	Employee share-based compensation reserve	Convertible note and bonds reserve	Currency translation reserve	Hedging reserve	Available-for-sale financial assets reserve	(Deficit)/ Retained profits	Total
THE GROUP										
At January 1, 2006	7,622	22,255	-	223	183	(55)	-	89	(31,388)	(1,071)
Exercise of employee share options	112	-	-	-	-	-	-	-	-	112
Premium arising from exercise of employee share options	57	-	-	(57)	-	-	-	-	-	-
Employee share-based compensation	-	-	-	47	-	-	-	-	-	47
Forfeiture of lapsed shares under share award schemes	-	-	(13)	-	-	-	-	-	-	(13)
Purchase of shares under share award schemes	-	-	(24)	-	-	-	-	-	-	(24)
Translation exchange differences	-	-	-	-	-	142	-	-	-	142
Profit for the year	-	-	-	-	-	-	-	-	1,252	1,252
Dividend paid in respect of the previous year	-	(634)	-	-	-	-	-	-	(174)	(808)
Dividend declared and paid in respect of the current year	-	(367)	-	-	-	-	-	-	(71)	(438)
Available-for-sale financial assets:										
– changes in fair value	-	-	-	-	-	-	-	78	-	78
– transfer to income statement on disposal	-	-	-	-	-	-	-	(88)	-	(88)
Cash flow hedges:										
– effective portion of changes in fair value	-	-	-	-	-	-	(428)	-	-	(428)
– transfer from equity to income statement	-	-	-	-	-	-	(19)	-	-	(19)
At December 31, 2006	7,791	21,254	(37)	213	183	87	(447)	79	(30,381)	(1,258)
THE COMPANY										
At January 1, 2006	7,622	22,255	-	223	-	-	-	-	174	30,274
Exercise of employee share options	112	-	-	-	-	-	-	-	-	112
Premium arising from exercise of employee share options	57	-	-	(57)	-	-	-	-	-	-
Employee share-based compensation	-	-	-	40	-	-	-	-	-	40
Profit for the year	-	-	-	-	-	-	-	-	4,292	4,292
Dividend paid in respect of the previous year	-	(634)	-	-	-	-	-	-	(174)	(808)
Dividend declared and paid in respect of the current year	-	(367)	-	-	-	-	-	-	(71)	(438)
At December 31, 2006	7,791	21,254	-	206	-	-	-	-	4,221	33,472

33 RESERVES/(DEFICIT) *(CONTINUED)*

In HK$ million	2005							
	Share premium	Special capital reserve	Employee share-based compensation reserve	Convertible note and bonds reserve	Currency translation reserve	Available-for-sale financial assets reserve	(Deficit)/ Retained profits	Total
THE GROUP								
At January 1, 2005	29	19,980	137	202	(44)	-	(29,645)	(9,341)
Exercise of employee share options	21	-	-	-	-	-	-	21
Premium arising from exercise of employee share options	14	-	(14)	-	-	-	-	-
Employee share-based compensation	-	-	100	-	-	-	-	100
Issue of ordinary shares, net of issuing expenses	7,558	-	-	-	-	-	-	7,558
Transfer to special capital reserve *(note b)*	-	3,010	-	-	-	-	(3,010)	-
Elimination of losses for the period from January 1, 2005 to June 29, 2005 against special capital reserve *(note c)*	-	(496)	-	-	-	-	496	-
Redemption of convertible bonds	-	-	-	(19)	-	-	19	-
Translation exchange differences	-	-	-	-	(11)	-	-	(11)
Profit for the year	-	-	-	-	-	-	1,595	1,595
Dividend paid in respect of the previous year	-	-	-	-	-	-	(645)	(645)
Dividend declared and paid in respect of the current year *(note d)*	-	(239)	-	-	-	-	(198)	(437)
Fair value gains from available-for-sale financial assets	-	-	-	-	-	89	-	89
At December 31, 2005	7,622	22,255	223	183	(55)	89	(31,388)	(1,071)
THE COMPANY								
At January 1, 2005	29	19,980	137	-	-	-	722	20,868
Exercise of employee share options	21	-	-	-	-	-	-	21
Premium arising from exercise of employee share options	14	-	(14)	-	-	-	-	-
Employee share-based compensation	-	-	100	-	-	-	-	100
Issue of ordinary shares, net of issuing expenses	7,558	-	-	-	-	-	-	7,558
Transfer to special capital reserve *(note b)*	-	3,010	-	-	-	-	(3,010)	-
Elimination of losses for the period from January 1, 2005 to June 29, 2005 against special capital reserve *(note c)*	-	(496)	-	-	-	-	496	-
Profit for the year	-	-	-	-	-	-	2,809	2,809
Dividend paid in respect of the previous year	-	-	-	-	-	-	(645)	(645)
Dividend declared and paid in respect of the current year *(note d)*	-	(239)	-	-	-	-	(198)	(437)
At December 31, 2005	7,622	22,255	223	-	-	-	174	30,274

(Amount expressed in Hong Kong dollars unless otherwise stated)

33 RESERVES/(DEFICIT) *(CONTINUED)*

a. Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on May 19, 2004 and the subsequent order of the High Court of Hong Kong (the "High Court") made on August 3, 2004, the entire amount of HK$173,464,615,915 then standing to the credit of the share premium account of the Company was cancelled in accordance with the provisions of the Hong Kong Companies Ordinance (the "Capital Reduction").

Out of the credit arising from the Capital Reduction, HK$152,932,345,321 was applied to eliminate the accumulated losses of the Company as at June 30, 2004. An undertaking was given by the Company in connection with the Capital Reduction. Pursuant to the undertaking, the balance of HK$20,532,270,594 of the credit arising from the Capital Reduction and any sum received by the Company in respect of its investments against which provision for impairment loss or diminution in value had been made up to June 30, 2004 (or, in the case of a revaluation or disposal of any of such investment, sums revalued or realized in excess of the written down value of the relevant investment as at June 30, 2004) up to an aggregate amount of HK$152,932,345,321 shall be credited to a special capital reserve in the accounting records of the Company. While any debt or liability of, or claim against, the Company at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realized profit and (for so long as the Company remains a listed company) shall be treated as an undistributable reserve for the purposes of section 79C of the Hong Kong Companies Ordinance. The undertaking, however, is subject to the following provisos:–

i. the amount standing to the credit of the special capital reserve may be applied for the same purposes as a share premium account may be applied or may be reduced or extinguished by the aggregate of any increase in the Company's issued share capital or share premium account resulting from an issue of shares for cash or other new consideration or upon a capitalization of distributable reserves after the date of the Capital Reduction;

ii. an amount of up to HK$20,532,270,594 of the special capital reserve may be applied by the Company for the purposes of eliminating any loss sustained after June 30, 2004, provided that if subsequent to the elimination any of the Company's investments against which provision for impairment loss or diminution in value has been made for the period respecting the loss shall be revalued in excess of their written down value at the end of that period or realized for a sum in excess of such written down value, or any sum is received by the Company in respect of such investment, then a sum equal to the amount of the revaluation or the sum realized in excess of the written down value or the sum received by the Company in respect of such investment as aforesaid up to an aggregate amount of HK$20,532,270,594 or the total amount of the non-permanent losses sought to be eliminated (whichever is less) shall be re-credited to the special capital reserve; and

iii. upon the coming into force of one or more guarantees to be issued by Standard Chartered Bank (HK) Limited ("SCB") in the form scheduled to the undertaking, the Company will be released from the undertaking to the extent of an amount equal to the sum so guaranteed less the fees and expenses incurred in issuing the relevant guarantee(s), with the result that such amount of the special capital reserve would thereby become distributable.

On January 10, 2006, the High Court made an order permitting the release of the Company from its undertakings given to the High Court in connection with the Capital Reduction.

The order of the High Court permits the undertakings to be released subject to the Company setting aside sums totalling approximately US$544 million (approximately HK$4,243 million) and HK$106 million for the sole purpose of discharging certain debts or liabilities of the Company existing at the date of the Capital Reduction, principally being the aggregate amount of principal, accrued interest and redemption premium payable on maturity of the US$450 million 1% guaranteed convertible bonds due 2007 issued by PCCW Capital No. 2 Limited. Those amounts were set aside, and the release of the undertakings thereby became effective, on March 27, 2006. As at December 31, 2006, the total cash set aside was approximately HK$4,301 million and has been recorded under "Restricted cash" in the balance sheet of the Company (see note 26(b)).

Following the release of the undertakings, the Company and the special capital reserve ceased to be subject to those restrictions and the Company is no longer be required to record a summary of the undertakings in its audited or interim financial statements.

b. In 2005, dividend income of HK$3,011,014,502 from an indirect wholly-owned subsidiary of the Company was received. In accordance with the undertaking given by the Company to the High Court, as summarized in note (a) above, the Company is required to transfer such amount to the special capital reserve.

c. Pursuant to resolutions of the Board of the Company passed on June 29, 2005, losses for the period from January 1, 2005 to June 29, 2005 in the amount of HK$496,480,940 was eliminated against the special capital reserve by the Company.

d. On October 4, 2005, an interim dividend for the year ended December 31, 2005 of HK$436,942,407 was paid. Pursuant to that part of the undertaking set out in note (a)(iii) above, as a result of the issue of guarantee by SCB on September 30, 2005 and after deduction of the fees and expenses amounting to HK$19,372,284, a sum of HK$239,142,407 was transferred from the special capital reserve for the payment of the dividend and the balance of HK$197,800,000 was paid out of the retained profit of the Company.

34 DEFERRED TAXATION

a. Movement in deferred tax liabilities/(assets) during the year is as follows:

In HK$ million	2006							
	Accelerated tax depreciation	Valuation adjustment resulting from acquisition of subsidiaries	Leasing partnership	Revaluation of properties	Deferred installation revenue	Tax losses	Others	Total
THE GROUP								
Beginning of year	1,634	394	224	144	(166)	(11)	(42)	2,177
Charged/(Credited) to consolidated income statement *(note 12(a))*	3	(28)	(51)	(3)	36	(159)	18	(184)
Exchange differences	7	-	-	5	-	-	-	12
End of year	1,644	366	173	146	(130)	(170)	(24)	2,005

In HK$ million	2005								
	Accelerated tax depreciation	Valuation adjustment resulting from acquisition of subsidiaries	Leasing partnership	Revaluation of properties	Deferred installation revenue	Derivative financial instruments	Tax losses	Others	Total
THE GROUP									
Beginning of year	1,554	460	317	237	(213)	(53)	-	(81)	2,221
Charged/(Credited) to consolidated income statement *(note 12(a))*	118	(66)	(93)	(171)	47	53	(11)	39	(84)
Reclassification of deferred tax assets previously provided	(41)	-	-	75	-	-	-	-	34
Exchange differences	3	-	-	3	-	-	-	-	6
End of year	1,634	394	224	144	(166)	-	(11)	(42)	2,177

In HK$ million	The Group	
	2006	2005
Net deferred tax assets recognized in the consolidated balance sheet	**(174)**	(4)
Net deferred tax liabilities recognized in the consolidated balance sheet	**2,179**	2,181
	2,005	2,177

b. During the year, deferred tax assets of HK$170 million (2005: HK$11 million) have been recognized for tax loss carry-forwards to the extent that realization of the related tax benefit through utilization against future taxable profits is probable, by considering the future taxable income and ongoing prudent and feasible tax planning strategies. The Group has unutilized estimated tax losses for which no deferred tax assets have been recognized of HK$21,885 million (2005: HK$19,376 million) to carry forward for deduction against future taxable income. Estimated tax losses of HK$1,078 million (2005: HK$179 million) and HK$496 million (2005: HK$214 million) will expire within 1-5 years and after 5 years from December 31, 2006 respectively. The remaining portion of the tax losses, mainly relating to Hong Kong companies, can be carried forward indefinitely.

35 MOBILE CARRIER LICENCE FEE LIABILITIES

As at December 31, 2006, the Group had mobile carrier licence fee liabilities repayable as follows:

In HK$ million	The Group					
	2006			2005		
	Present value of the minimum annual fees	**Interest expense relating to future periods**	**Total minimum annual fees**	Present value of the minimum annual fees	Interest expense relating to future periods	Total minimum annual fees
Repayable within a period						
– not exceeding one year	**58**	**7**	**65**	-	-	-
– over one year, but not exceeding two years	**60**	**14**	**74**	49	11	60
– over two years, but not exceeding five years	**186**	**91**	**277**	161	80	241
– over five years	**293**	**362**	**655**	321	435	756
	597	**474**	**1,071**	531	526	1,057
Less: Amounts repayable within one year included under current liabilities	**(58)**	**(7)**	**(65)**	-	-	-
	539	**467**	**1,006**	531	526	1,057

36 NET LEASE PAYMENTS RECEIVABLE

A company within the Group is a limited partner in a number of limited partnerships, which own and lease assets to third parties.

In HK$ million	The Group	
	2006	2005
The net investment in relation to these finance leases comprises:		
Net lease payments receivable	**203**	264
Less: Current portion of net lease payments receivable (included in "Prepayments, deposits and other current assets" in the consolidated balance sheet)	–	(61)
	203	203

Non-recourse finance of HK$691 million (2005: HK$876 million) has been offset against net rentals receivable in arriving at the above net investment in finance leases.

37 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of profit before taxation to net cash generated from operating activities

In HK$ million	The Group 2006	2005
Profit before taxation	**2,552**	2,970
Adjustment for:		
Impairment losses on interests in jointly controlled companies and associates	**-**	4
Employee share-based compensation	**47**	100
Forfeiture of lapsed shares under share award schemes	**(13)**	-
Provision for inventory obsolescence	**5**	17
Interest income	**(732)**	(533)
Interest expense	**1,898**	2,048
Finance charges	**110**	186
Depreciation of property, plant and equipment	**2,776**	2,543
Net unrealized gains on financial assets at fair value through profit or loss	**-**	(73)
Realized losses on disposal of interests in associates	**-**	4
Realized gains on disposal of financial assets at fair value through profit or loss	**(16)**	(8)
Realized gains from termination of equity swap contracts	**(1)**	-
Realized gains on disposal of available-for-sale financial assets	**(88)**	(90)
Gain on disposal of interests in subsidiaries, net of expenses	**-**	(170)
Net realized and unrealized fair value losses/(gains) on derivative financial instruments	**110**	(319)
Fair value gains on investment properties	**(1)**	(2)
Provision for impairment of investments	**40**	18
Losses on property, plant and equipment	**11**	50
Provision for impairment of other non-current assets	**-**	2
Provision for rental guarantee	**-**	41
Loss/(Gain) on disposal of property, plant and equipment, investment properties and interests in leasehold land	**25**	(24)
Impairment loss for doubtful debts	**106**	137
Dividend income	**(6)**	(10)
Write back of provision for loss on legal claims	**(105)**	-
Amortization of intangible assets	**232**	135
Amortization of land lease premium	**28**	16
Amortization of up-front installation fees	**(222)**	(243)
Impairment loss on investment in unconsolidated subsidiaries held for sale	**25**	6
Share of results of jointly controlled companies and associates	**(37)**	(121)
Exchange losses/(gains)	**47**	(195)
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	**6,791**	6,489
Decrease/(Increase) in operating assets		
– interest in leasehold land for development	**(260)**	-
– properties under development and for sale	**4,044**	(836)
– inventories	**(15)**	(77)
– accounts receivable, net	**(678)**	(477)
– prepayments, deposits and other current assets	**12**	111
– sales proceeds held in stakeholders' accounts	**821**	125
– restricted cash	**765**	(687)
– amounts due from related companies	**90**	(56)
– amounts due from jointly controlled companies and associates	**-**	(8)
– other non-current assets	**(209)**	22
Increase/(Decrease) in operating liabilities		
– accruals, accounts payable, provisions, other payables and deferred income	**(3,201)**	121
– gross amount due to customers for contract work	**(4)**	6
– amounts due to related companies	**(267)**	(150)
– other long-term liabilities	**(19)**	(20)
– advances from customers	**(832)**	940
CASH GENERATED FROM OPERATIONS	**7,038**	5,503
Interest received	**713**	543
Tax paid		
– Hong Kong profits tax paid	**(1,217)**	(1,404)
– overseas tax paid	**(12)**	(3)
NET CASH GENERATED FROM OPERATING ACTIVITIES	**6,522**	4,639

37 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

b. Acquisition of subsidiaries

In HK$ million	The Group 2006	2005
Net assets acquired:		
Property, plant and equipment	–	1,276
Intangible assets	–	183
Inventories	–	13
Trade receivables, deposits, prepayments and other receivables	–	200
Restricted cash, cash and cash equivalents	–	113
Trade payables, other payables and accrued charges	–	(379)
Long-term loans	–	(850)
3G licence fee liability	–	(529)
Minority interests	–	(11)
	–	16
Goodwill on acquisition	–	1,148
	–	1,164
Satisfied by:		
Cash from internal resources	–	1,164
Analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries:		
Cash	–	(1,164)
Cash and cash equivalents acquired	–	112
Net cash outflow in respect of acquisition of subsidiaries	–	(1,052)

c. Disposal of subsidiaries

In HK$ million	The Group 2006	2005
Net assets disposed of:		
Property, plant and equipment	–	1
Inventories	–	9
Accounts receivables, prepayments, deposits and other assets	–	4
Cash and bank balances	–	277
Accounts payables, accruals and other payables	–	(15)
Minority interests	–	(58)
	–	218
Gain on disposal of subsidiaries	–	170
	–	388
Satisfied by:		
Cash	–	388
Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:		
Cash	–	388
Cash and bank balances disposed of	–	(277)
Net cash inflow in respect of disposal of subsidiaries	–	111

37 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

d. Analysis of cash and cash equivalents

In HK$ million	The Group 2006	The Group 2005	The Company 2006	The Company 2005
Cash and bank balances	**10,100**	11,317	**4,520**	4,980
Bank loans and overdrafts	**(21)**	(46)	–	–
Restricted cash	**(5,128)**	(1,592)	**(4,301)**	–
Cash and cash equivalents as at December 31	**4,951**	9,679	**219**	4,980

The carrying amounts of cash and cash equivalents in the balance sheets are denominated in the following currencies:

In HK$ million	The Group 2006	The Group 2005	The Company 2006	The Company 2005
Hong Kong Dollars	**3,549**	3,938	**41**	126
United States Dollars	**1,156**	5,531	**151**	4,854
Chinese Renminbi	**134**	200	–	–
Macau Pataca	**75**	–	–	–
Sterling Pound	**37**	10	**27**	–
	4,951	9,679	**219**	4,980

e. Major non-cash transaction

In 2005, the Group acquired an IRU from the Reach Group which was settled in part by way of set-off against the shareholder loan owed by the Reach Group of approximately US$155 million plus interest of US$2 million.

38 FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, and market (including foreign currency and interest rate) risks arises in the normal course of the Group's business. Exposures to these risks are controlled by the Group's financial management policies and practices described below.

a. Credit risk

The Group's credit risk is primarily attributable to trade and other receivables, investments, over-the-counter derivative transactions and cash transactions entered into for risk management purposes. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

The normal credit period granted by the Group ranges up to 30 days from the date of invoice unless there is a separate mutual agreement on extension of the credit period. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. Debtors who have overdue payable are requested to settle all outstanding balances before any further credit is granted.

Investments, derivative and cash transactions are executed with counterparties with sound credit ratings. Given their high credit ratings, the Group does not expect any investment counterparty to fail to meet its obligations. Moreover, credit limits were set for individual counterparties and periodic reviews were conducted to ensure that the limits are strictly followed.

The Group does not have a significant exposure to any individual debtors or counterparties.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Except for the guarantees given by the Group as disclosed in note 40, the Group does not provide any other guarantees which would expose the Group to credit risk.

38 FINANCIAL INSTRUMENTS *(CONTINUED)*

b. Liquidity risk

The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. Management believes there is no liquidity risk as the Group has sufficient committed facilities to fund its operations and debt servicing requirements.

c. Market risk

Market risk composed of foreign currency and interest rate exposure deriving from the Group's operation and funding activities. As a matter of policy, the Group enters into currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments to manage its exposure and reduce the market risk that is directly related to the Group's operations and financing. The Group does not undertake any speculative trading activities in connection with these financial instruments or enter into or acquire market risk sensitive instruments for trading purposes.

The Finance and Management Committee, a subcommittee of the Executive Committee of the Board, determines the appropriate risk management activities with the aim of prudently managing the market risk associated with transactions entered into in the normal course of the business.

All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis. Early termination and amendments to the terms of the transaction would typically occur when there are changes in the underlying assets or liabilities or in the risk management strategy of the Group.

In the normal course of business, the Group uses the above-mentioned financial instruments to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries.

As at December 31, 2006, all of the Group's foreign currency denominated long-term liabilities are swapped into Hong Kong dollar by cross currency swaps. In terms of interest rate exposure, most of the long-term liabilities are in fixed rate basis and will not be affected by future Hong Kong dollar interest rate fluctuations.

38 FINANCIAL INSTRUMENTS *(CONTINUED)*

d. Effective interest rates

The following table summarizes the carrying amounts, maturity and contract terms of income-earning financial assets and interest-bearing financial liabilities at the balance sheet date.

In HK$ million, except for %	The Group					
	2006			2005		
	1 year or less	**1-5 years**	**Total**	1 year or less	1-5 years	Total
Assets						
Cash and cash equivalents						
Fixed rate, HK$	**3,549**	**-**	**3,549**	3,938	–	3,938
Average interest rate (%)	***3.77%***		***3.77%***	*3.70%*		*3.70%*
Fixed rate, US$	**1,156**	**-**	**1,156**	5,531	–	5,531
Average interest rate (%)	***4.68%***		***4.68%***	*4.25%*		*4.25%*
Fixed rate, RMB	**134**	**-**	**134**	200	-	200
Average interest rate (%)	***0.92%***		***0.92%***	*1.18%*		*1.18%*
Fixed rate, GBP	**37**	**-**	**37**	10	-	10
Average interest rate (%)	***5.06%***		***5.06%***	*4.47%*		*4.47%*
Fixed rate, MOP	**75**	**-**	**75**	-	-	-
Average interest rate (%)	***2.25%***		***2.25%***			
	4,951	**-**	**4,951**	9,679	-	9,679
Derivative financial instruments						
Cross currency swaps						
– not qualified as hedges						
Receive fixed US$, pay fixed HK$						
Carrying amounts	**-**	**-**	**-**	-	42	42
Notional amounts	**-**	**-**	**-**	-	11,357	11,357
Average receive rate (%)					*6.33%*	*6.33%*
Average pay rate (%)					*6.05%*	*6.05%*
Carrying amounts	**-**	**-**	**-**	-	42	42
Notional amounts	**-**	**-**	**-**	-	11,357	11,357

38 FINANCIAL INSTRUMENTS *(CONTINUED)*

d. Effective interest rates *(continued)*

In HK$ million, except for %	The Group							
	2006				2005			
	1 year or less	**1-5 years**	**Over 5 years**	**Total**	1 year or less	1-5 years	Over 5 years	Total
Liabilities								
Short-term borrowings								
Floating rate, HK$	**(6,300)**	**-**	**-**	**(6,300)**	(6,500)	-	-	(6,500)
Average interest rate (%)	***4.36%***			***4.36%***	*4.38%*			*4.38%*
Fixed rate, US$	**(7,684)**	**-**	**-**	**(7,684)**	-	-	-	-
Average interest rate (%)	***6.48%***			***6.48%***				
Fixed rate, RMB	**(11)**	**-**	**-**	**(11)**	-	-	-	-
Average interest rate (%)	***5.58%***			***5.58%***				
	(13,995)	**-**	**-**	**(13,995)**	(6,500)	-	-	(6,500)
Long-term liabilities								
Fixed rate, US$	**-**	**(7,731)**	**(7,707)**	**(15,438)**	-	(3,972)	(18,885)	(22,857)
Average interest rate (%)		***8.00%***	***5.63%***	***6.81%***		*5.30%*	*7.01%*	*6.72%*
	-	**(7,731)**	**(7,707)**	**(15,438)**	-	(3,972)	(18,885)	(22,857)
Derivative financial instruments								
Cross currency swaps								
– cash flow hedges								
Receive fixed US$, pay fixed HK$								
Carrying amounts	**-**	**(226)**	**(244)**	**(470)**	-	-	-	-
Notional amounts	**-**	**7,780**	**7,782**	**15,562**	-	-	-	-
Average receive rate (%)		***8.00%***	***5.63%***	***6.81%***				
Average pay rate (%)		***7.60%***	***5.35%***	***6.47%***				
– not qualified as hedges								
Receive fixed US$, pay fixed HK$								
Carrying amounts	**(6)**	**-**	**(79)**	**(85)**	-	(15)	(47)	(62)
Notional amounts	**3,506**	**-**	**3,548**	**7,054**	-	3,510	3,900	7,410
Average receive rate (%)	***1.00%***		***7.88%***	***4.46%***		*1.00%*	*8.00%*	*4.68%*
Average pay rate (%)	***0.59%***		***7.61%***	***4.12%***		*0.59%*	*7.70%*	*4.33%*
Carrying amounts	**(6)**	**(226)**	**(323)**	**(555)**	-	(15)	(47)	(62)
Notional amounts	**3,506**	**7,780**	**11,330**	**22,616**	-	3,510	3,900	7,410

38 FINANCIAL INSTRUMENTS *(CONTINUED)*

d. Effective interest rates *(continued)*

In HK$ million, except for %	The Company					
	2006			2005		
	1 year or less	**1-5 years**	**Total**	1 year or less	1-5 years	Total
Assets						
Cash and cash equivalents						
Fixed rate, HK$	**41**	**-**	**41**	126	-	126
Average interest rate (%)	***3.41%***		***3.41%***	*3.65%*		*3.65%*
Fixed rate, US$	**151**	**-**	**151**	4,854	-	4,854
Average interest rate (%)	***4.73%***		***4.73%***	*4.23%*		*4.23%*
Fixed rate, GBP	**27**	**-**	**27**	-	-	-
Average interest rate (%)	***4.81%***		***4.81%***			
	219	**-**	**219**	4,980	-	4,980
Liabilities						
Short-term borrowings						
Floating rate, HK$	**(6,300)**	**-**	**(6,300)**	-	-	-
Average interest rate (%)	***4.36%***		***4.36%***			
	(6,300)	**-**	**(6,300)**	-	-	-
Derivative financial instruments						
Cross currency swaps						
– not qualified as hedges						
Receive fixed US$, pay fixed HK$						
Carrying amounts	**(6)**	**-**	**(6)**	-	(15)	(15)
Notional amounts	**3,506**	**-**	**3,506**	-	3,510	3,510
Average receive rate (%)	***1.00%***		***1.00%***		*1.00%*	*1.00%*
Average pay rate (%)	***0.59%***		***0.59%***		*0.59%*	*0.59%*
Carrying amounts	**(6)**	**-**	**(6)**	-	(15)	(15)
Notional amounts	**3,506**	**-**	**3,506**	-	3,510	3,510

38 FINANCIAL INSTRUMENTS *(CONTINUED)*

e. Fair values

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2006 and 2005 except as follows:

In HK$ million	Note	**2006** Carrying amount	**2006** Fair value	2005 Carrying amount	2005 Fair value
THE GROUP					
Held-to-maturity investments	i	**12**	**N/A**	18	N/A
Derivative financial instruments					
– current assets					
Cross currency swaps		**–**	**–**	42	42
Equity swap and equity option		**–**	**–**	60	60
Short-term borrowings		**(13,995)**	**(14,057)**	(6,500)	(6,500)
Derivative financial instruments					
– current liabilities					
Cross currency swaps		**(555)**	**(555)**	(62)	(62)
Long-term borrowings		**(15,438)**	**(16,194)**	(18,885)	(20,084)
Convertible note and bonds		**–**	**–**	(3,972)	(3,954)
THE COMPANY					
Short-term borrowings		**(6,300)**	**(6,300)**	–	–
Derivative financial instruments					
–current liabilities					
Cross currency swaps		**(6)**	**(6)**	(15)	(15)

i. Due to the nature of held-to-maturity investments, it is not practicable to estimate their fair value as such exercise would require excessive cost.

f. Estimation of fair values

Fair value of financial instruments is estimated as follows:

i. The fair value of financial instruments traded in active markets (such as trading and available-for-sale financial assets, and listed long-term borrowings and convertible note and bonds) is based on quoted market prices at the balance sheet date.

ii. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine the fair value for the remaining financial instruments. The fair value of cross currency swaps is calculated as the present value of the estimated future cash flows.

iii. The nominal value less impairment provision of trade receivables and payables, amounts due from/to related companies that are classified as current assets/liabilities are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

39 COMMITMENTS

a. Capital

In HK$ million	The Group	
	2006	2005
Authorized and contracted for	**2,931**	2,920
Authorized but not contracted for	**1,968**	2,270
	4,899	5,190

An analysis of the above capital commitments by nature is as follows:

In HK$ million	The Group	
	2006	2005
Investments	**861**	202
Investment properties	**37**	–
Property development for Cyberport project *(note i)*	**2,148**	2,694
Property development for other projects	**171**	141
Acquisition of property, plant and equipment	**1,675**	2,151
Others	**7**	2
	4,899	5,190

i. The capital commitment as disclosed above represented management's best estimate of total construction costs of the Cyberport project, which has been revised from the total construction costs since the Cyberport Project Agreement was entered into on May 17, 2000.

b. Operating leases

As at December 31, 2006, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

Land and buildings

In HK$ million	The Group	
	2006	2005
Within 1 year	**427**	339
After 1 year but within 5 years	**477**	368
After 5 years	**56**	82
	960	789

Network capacity and equipment

In HK$ million	The Group	
	2006	2005
Within 1 year	**59**	179
After 1 year but within 5 years	**19**	41
After 5 years	**1**	1
	79	221

39 COMMITMENTS *(CONTINUED)*

c. Others

As set out in note 4(c), on June 17, 2004, the Company agreed to provide REACH with a revolving working capital loan facility up to US$25 million (approximately HK$195 million). The facility is secured and will be repayable in full by REACH on December 31, 2007. The interest receivable under this facility is LIBOR plus 250 basis points. As at December 31, 2006, none of this working capital loan facility has been drawn down by REACH.

As at December 31, 2006, the Group has other outstanding commitment as follows:

In HK$ million	The Group	
	2006	2005
Purchase of rights to broadcast certain TV content	**1,032**	811
Purchase commitment on telecommunications services	**205**	300
Operating expenditure commitment	**335**	378
	1,572	1,489

40 CONTINGENT LIABILITIES

In HK$ million	The Group		The Company	
	2006	2005	**2006**	2005
Performance guarantee	**611**	403	**417**	311
Tender guarantee	**–**	2	**–**	–
Advance payment guarantee	**9**	10	**–**	10
Guarantees given for bonds/notes issued by subsidiaries	**–**	–	**4,182**	4,034
Guarantee in lieu of cash deposit	**3**	5	**2**	2
Employee compensation	**6**	6	**6**	6
Guarantee indemnity	**11**	11	**–**	–
	640	437	**4,607**	4,363

a. As disclosed in the Group's annual financial statements for the year ended December 31, 2005, on April 23, 2002, a writ of summons was issued against PCCW-HKT Limited ("HKT"), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. ("NCIC") for HKT's alleged failure to purchase 6,522,000 shares of TTNS, an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000.

During the year, the Group decided to raise its stake in TTNS. The Group negotiated with NCIC to acquire 6,522,000 shares of TTNS and completed the acquisition in July 2006. Following the purchase, the Group's effective interest in TTNS was increased to 62.56% from 56.56%.

In July 2006, HKT and NCIC filed a consent summons with the High Court permanently staying the court action as mentioned above which has effectively terminated these legal proceedings.

b. HKTC is in dispute with the IRD regarding the deductibility of certain finance expenses. The IRD had raised assessments for part of the disputed finance expenses for the years of assessment 2000/01 to 2005/06 on April 21, 2005, February 3, 2006 and February 5, 2007. HKTC had lodged objections to the assessments and requested for holding over of the tax assessed through the purchase of Tax Reserve Certificates. Based on the information available to the Group to date, HKTC has made a provision based on the best estimate of the amount that may ultimately be required to settle the dispute. The unprovided tax expense as at December 31, 2006 in respect of the subject dispute is approximately HK$192 million. The directors consider that the impact of any unprovided amounts which may materialize is immaterial.

c. The Group is subject to certain corporate guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the directors are of the opinion that any resulting liability would not materially affect the financial position of the Group.

41 BANKING FACILITIES

Aggregate banking facilities as at December 31, 2006 were HK$16,698 million (2005: HK$11,579 million) of which the unused facilities amounted to HK$10,387 million (2005: HK$5,079 million).

A summary of major borrowings is set out in notes in 26(g) and 27(a).

Security pledged for certain banking facilities includes:

In HK$ million	The Group	
	2006	2005
Land and buildings	**31**	31
Bank deposit	**67**	10
Available-for-sale financial assets	**21**	21
	119	62

As at December 31, 2006, an indirect subsidiary of the Company had been granted a banking facility amounting to approximately HK$20 million (2005: HK$20 million) from a bank for the purpose of providing guarantee to the Government. Such facility was secured by a bank deposit placed by that indirect subsidiary of the Company from time to time to secure the amount of guarantee issued by the bank. No guarantee was issued by the bank under this banking facility as at December 31, 2006 (2005: Nil).

In addition, the bank guarantee issued in favour of the Company in connection with the undertakings as set out in note 33(a)(iii) was secured by a bank deposit placed by another indirect wholly-owned subsidiary of the Company amounting to approximately HK$259 million as at December 31, 2005, which was included in "Restricted cash" in the consolidated balance sheet (see note 26(b)). In April 2006, the restricted cash balance was released following the release of the undertakings effective on March 27, 2006.

As at December 31, 2005, a bank guarantee was issued to another indirect subsidiary of the Company in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. Such bank guarantee was pledged against a bank deposit placed by the indirect subsidiary of the Company amounting to approximately HK$1 million, which was included in "Restricted cash" in the consolidated balance sheet (see note 26(b)).

42 BUSINESS COMBINATIONS

On June 22, 2005, the Group, through PCCW Mobile, acquired approximately 59.87% of the issued share capital of SUNDAY for a total cash consideration of HK$1,163,587,100. The SUNDAY Group is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder. The acquired business contributed revenue of HK$598 million and loss before taxation of HK$136 million to the Group for the period from June 22, 2005 to December 31, 2005. If the acquisition had occurred on January 1, 2005, the estimated consolidated revenue for the Group would have been HK$23,057 million, and profit before taxation would have been HK$2,905 million.

Details of net assets acquired and goodwill are as follows:

In HK$ million	2005
Purchase consideration:	
Cash paid	1,164
Less: Fair value of net assets acquired	(16)
Goodwill on acquisition	1,148

The goodwill is attributable to the cost of entry into wireless communications market in Hong Kong, control premium of SUNDAY and the significant synergies expected to arise after the Group's acquisition of SUNDAY.

42 BUSINESS COMBINATIONS *(CONTINUED)*

Acquiree's net assets at the acquisition date are as follows:

In HK$ million	Fair value	Carrying amounts
Property, plant and equipment	1,276	1,282
3G licence	101	812
Customer base	65	–
Trademark	10	–
Other intangible assets	7	7
Inventories	13	13
Trade receivables, deposits, prepayments and other receivables	200	199
Restricted cash, cash and cash equivalents	113	113
Trade payables, other payables and accrued charges	(379)	(370)
Long-term loans	(850)	(850)
3G licence fee liability	(529)	(557)
Net assets	27	649
Minority interests (40.13%)	(11)	
Net assets acquired	16	

In HK$ million	2005
Purchase consideration settled in cash	1,164
Cash and cash equivalents acquired	(112)
Cash outflow on acquisition *(note 37(b))*	1,052

43 POST BALANCE SHEET EVENTS

The following events occurred subsequent to December 31, 2006 up to the date of approval of these financial statements by the Board:

a. Following completion of the acquisition of 50% of the registered capital of CNCBB, details of which are set out in note 1(a), PCCW Teleservices became a shareholder of CNCBB on January 11, 2007.

b. On January 24, 2007, US$456 million 7.88% guaranteed notes due 2013 issued by PCCW Capital No. 3 Limited were fully redeemed.

c. On January 29, 2007, US$450 million 1% guaranteed convertible bonds due 2007 issued by PCCW Capital No. 2 Limited were fully redeemed in cash upon its scheduled maturity, which was equivalent to 119.383% of the principal amount, plus accrued interest as at January 29, 2007, and not by conversion into ordinary shares of the Company.

44 COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the reclassification of certain operations among business segments, details of which are set out in note 6.

45 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2006

Up to the date of approval of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2006 and which have not been adopted in these financial statements:

		Effective for accounting periods beginning on or after
HKFRS 7	Financial Instruments: Disclosures	January 1, 2007
Amendment to HKAS 1	Presentation of Financial Statements – Capital Disclosures	January 1, 2007
HK(IFRIC)-Int 8	Scope of HKFRS 2	May 1, 2006
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives	June 1, 2006
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment	November 1, 2006
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions	March 1, 2007
HK(IFRIC)-Int 12	Service Concession Arrangements	January 1, 2008
HKFRS 8	Operating Segments	January 1, 2008

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations would be in the period of initial application, but not yet in a position to state whether these amendments, new standards and new interpretations would have a significant impact on the Group's results of operations and financial position.

Five Year Financial Summary

For the year ended December 31, 2006

Results

In HK$ million	**2006**	2005* (Restated)	2004* (Restated)	2003* (Restated)	2002* (Restated)
TURNOVER BY PRINCIPAL ACTIVITY					
Telecommunications Services ("TSS")	**15,374**	15,048	15,323	16,770	18,258
TV & Content[1]	**739**	431	190	72	–
Mobile[1]	**1,236**	598	–	–	–
PCCW Solutions[2]	**1,652**	1,579	1,866	1,525	1,397
Pacific Century Premium Developments Limited ("PCPD")[3]	**7,263**	5,127	5,831	4,555	630
Other Businesses	**591**	611	690	741	1,154
Elimination of inter-segment sales	**(1,218)**	(895)	(898)	(1,040)	(1,288)
	25,637	22,499	23,002	22,623	20,151
Cost of sales	**(12,686)**	(10,467)	(10,531)	(8,730)	(5,295)
General and administrative expenses	**(9,191)**	(8,052)	(8,384)	(9,529)	(9,601)
Other gains, net	**42**	626	409	407	13
Losses on property, plant and equipment	**(11)**	(52)	(40)	(1,167)	(204)
Provisions for impairment losses	**–**	–	–	(1,285)	(330)
Restructuring costs	**–**	–	(51)	(38)	(311)
Interest income	**732**	533	57	132	164
Finance costs	**(2,008)**	(2,234)	(2,018)	(2,293)	(2,201)
Share of results of equity accounted entities	**37**	121	147	(843)	662
Impairment losses on interests in jointly controlled companies and associates	–	(4)	(16)	(4,464)	(8,263)
Losses on disposal of interests in Joint Venture (Bermuda) No. 2 Limited and MobileOne Ltd, net	**–**	–	–	–	(1,433)
Profit/(Loss) before taxation	**2,552**	2,970	2,575	(5,187)	(6,648)
Income tax	**(920)**	(1,103)	(999)	(1,140)	(1,243)
Profit/(Loss) for the year	**1,632**	1,867	1,576	(6,327)	(7,891)
Attributable to:					
Equity holders of the Company	**1,252**	1,595	1,556	(6,111)	(7,765)
Minority interests	**380**	272	20	(216)	(126)

* Certain comparative figures have been restated to conform with the business segment presentation in the current year as follows:

1. TV & Content and Mobile were previously included in TSS but are now presented as separate business segments.
2. The Group's retail business broadband and directories businesses, both previously included in Business eSolutions, have been reclassified to TSS and Other Businesses, respectively. Business eSolutions has also been renamed as PCCW Solutions.
3. PCPD is principally the former Infrastructure segment with certain external rental income earned from the Group's telephone exchange buildings reclassified to Other Businesses.

Assets and Liabilities

As at December 31, in HK$ million	**2006**	2005	2004	2003	2002
Total non-current assets	**29,711**	27,574	31,481	29,567	37,202
Total current assets	**19,715**	25,709	13,524	15,122	12,601
Total current liabilities	**(25,657)**	(22,360)	(20,894)	(10,918)	(9,214)
Net current (liabilities)/assets	**(5,942)**	3,349	(7,370)	4,204	3,387
Total assets less current liabilities	**23,769**	30,923	24,111	33,771	40,589
Total non-current liabilities	**(20,870)**	(28,191)	(29,811)	(42,136)	(46,899)
Net assets/(liabilities)	**2,899**	2,732	(5,700)	(8,365)	(6,310)

Schedule of Principal Properties
Year 2006

Property	Classification	Status	Existing Use	Gross Site Area (sq.m.)	Gross Floor Area (sq.m.)	Lease Term*	Group's Interest
The PRC							
Pacific Century Place, No.2A Worker's Stadium Road North, Chaoyang District, Beijing, the PRC				29,351			
Tower A (except part of 6th, 8th, 10th and 13th Floor for own use)	Investment properties	Existing	Office for lease		40,025	Medium	62%
Tower B	Investment properties	Existing	Office for lease		20,104	Medium	62%
Tower C	Investment properties	Existing	Residential		21,718	Long	62%
Tower D	Investment properties	Existing	Residential		10,946	Long	62%
Podium	Investment properties	Existing	For lease		75,431	Medium	62%
Car parking spaces	Investment properties	Existing	For lease		861 spaces	Medium	62%
Hong Kong							
Part of 18th Floor of Paramount Building, No.12 Ka Yip Street, Chai Wan, Hong Kong	Investment properties	Existing	For lease	Not applicable	592	Medium	62%

* Lease term:
Long term: Lease not less than 50 years
Medium term: Lease less than 50 years but not less than 10 years

INVESTOR RELATIONS

FINANCIAL CALENDAR

Announcement of 2006 Annual Results	March 28, 2007
Closure of Register of Members	May 29 – 31, 2007 (both dates inclusive)
2007 Annual General Meeting ("AGM")	May 31, 2007
Payment of final dividend	June 2007
Announcement of 2007 Interim Results	August 2007

LISTINGS

The Company's securities are listed on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts ("ADRs") on the New York Stock Exchange, Inc. Each ADR represents 10 ordinary shares of the Company. Certain USD guaranteed notes issued by wholly-owned subsidiaries of the Company are listed on the Luxembourg Stock Exchange and the Singapore Exchange Securities Trading Limited.

The Company is subject to the regulations of the United States Securities and Exchange Commission (the "SEC") as they apply to foreign companies whose securities are listed on a US stock exchange. As required by the United States securities laws, the Company has filed an annual report for the year ended December 31, 2005 on Form 20-F with the SEC. A copy of such Form 20-F may be obtained from our Investor Relations office.

ADR holders registered on the books of the ADR Depositary Bank in New York (including beneficial owners) as at close of business March 28, 2007 can vote by proxy at the AGM by completing a voting instruction card provided by the Depositary Bank. The Depositary will tabulate and transmit the votes to the Company before the AGM.

Additional information and specific inquiries concerning the Company's ADRs should be directed to the Company's ADR Depositary at the address given on this page.

Other inquiries regarding the Company should be addressed to Investor Relations at the address given on this page.

ANNUAL REPORT 2006

This annual report 2006 (the "Annual Report 2006") in both English and Chinese is now available in printed form and on the Company's website at www.pccw.com.

Shareholders who:

A) received the Annual Report 2006 by electronic means may request a printed copy, or
B) received the Annual Report 2006 in either English or Chinese may request a printed copy of the other language version

by writing to the Company's Share Registrars at:

PCCW LIMITED

c/o Share Registrars
Computershare Hong Kong Investor Services Limited
Investor Communications Centre
Rooms 1806 – 1807, 18th Floor, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong
Fax: +852 2529 6087/+852 2865 0990
Email: hkinfo00008@computershare.com.hk

Shareholders who have chosen to receive the Annual Report 2006 by electronic means through the Company's website and who, for any reason, have difficulty in receiving or gaining access to the Annual Report 2006 will promptly, on written request to the Company's Share Registrars – Computershare Hong Kong Investor Services Limited – be sent the Annual Report 2006 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Company's corporate communications at any time, free of charge, by notice in writing to the Company's Share Registrars.

STOCK CODES

The Stock Exchange of Hong Kong Limited	0008
Reuters	0008.HK
Bloomberg	8 HK
ADRs	PCW

INDEX CONSTITUENT

Hang Seng Index
MSCI Index Series
FTSE4Good Global Index

SHARE INFORMATION

Board lot:	1,000 shares
Issued shares as at December 31, 2006:	6,750,171,317 shares

DIVIDENDS

Dividends per share for the year ended December 31, 2006

Interim	6.5 HK cents per ordinary share
Final	12 HK cents per ordinary share

REGISTRARS

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Wan Chai, Hong Kong
Telephone: +852 2862 8628
Fax: +852 2529 6087
Email: hkinfo@computershare.com.hk

ADR DEPOSITARY

Citibank, N.A.
American Depositary Receipts
388 Greenwich Street, New York, NY 10013, US
Toll free number: +1 877 CITIADR (248 4237)
Telephone: +1 781 575 4555
Email: citibank@shareholders-online.com

COMPANY SECRETARY

Philana WY Poon

REGISTERED OFFICE

39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888
Fax: +852 2877 2877

INVESTOR RELATIONS

Erik Floyd
Director of Investor Relations, PCCW Limited
41st Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2514 5084
Email: erik.floyd@pccw.com, ir@pccw.com

WEBSITE

www.pccw.com

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict", "is confident", "has confidence" and similar expressions are also intended to identify forward-looking statements. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of PCCW about the business and the industry and markets in which we operate.

These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Consequently, actual results could differ materially from those expressed, implied or forecasted in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include:

- increased competition in the Hong Kong telecommunications market and the continuing negative effects from the regulatory constraints that apply to us;
- possible negative effects of potentially new regulatory developments;
- risks associated with our mobile business including intense competition in the mobile telecommunications market and the funding and development of our 3G business;
- increased competition in the Hong Kong pay-television market;
- our ability to execute our business strategy, including our ability to enter into business combinations, strategic investments and acquisitions;
- our ability to secure or successfully implement new business opportunities or anticipated projects with China Netcom;
- risks related to loss of business with competitors of China Netcom;
- risks associated with PCPD, our property development subsidiary, including the development of the Cyberport project and future property development plans;
- our ability to implement our business plan as a consequence of our substantial debt;
- our exposure to interest rate risk;
- risks associated with the expansion of our operations outside Hong Kong;
- our ability to introduce new technologies, to successfully respond to technological developments and to adapt existing technologies may be limited;
- other risk factors set out in the "Risk Factors" section of PCCW's 2005 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on May 11, 2006.

Reliance should not be placed on these forward-looking statements, which reflect the views of the directors and management of PCCW as at the date of this annual report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication of this annual report.

PCCW Limited

39/F, PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong
T: +852 2888 2888 F: +852 2877 8877 www.pccw.com

PCCW is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008)
with an ADR listing on the New York Stock Exchange, Inc. (NYSE: PCW)

END


PCCW